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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

TRIUS THERAPEUTICS, INC.
(Name of Subject Company)

TRIUS THERAPEUTICS, INC.
(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

89685K100
(CUSIP Number of Class of Securities)

Jeffrey Stein, Ph.D.
President and Chief Executive Officer
Trius Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 105
San Diego, California 92121
(858) 452-0370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.
Charles J. Bair, Esq.
Cooley LLP
4401 Eastgate Mall
San Diego, CA 92121
(858) 550-6000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

(a)   Name and Address.    The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any annexes attached hereto, this "Schedule 14D-9") relates is Trius Therapeutics, Inc., a Delaware corporation ("Trius"). The address of the principal executive offices of Trius is 6310 Nancy Ridge Drive, Suite 105, San Diego, CA 92121 and its telephone number is (858) 452-0370. In this Schedule 14D-9, "we," "us," "our," "Company" and "Trius" refer to Trius Therapeutics, Inc.

(b)   Securities.    The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.0001 per share, of Trius. As of August 1, 2013, there were 48,268,557 shares of our common stock issued and outstanding.

Item 2.    Identity and Background of Filing Person.

(a)   Name and Address.    The name, address and telephone number of Trius, which is the person filing this Schedule 14D-9, are set forth in "Item 1. Subject Company Information—Name and Address" above. Trius' website is http://www.triusrx.com. The website and the information on or available through the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b)
Tender Offer.

        This Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission ("SEC") on August 13, 2013 (together with any amendments and supplements thereto, the "Schedule TO") by (i) Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent" or "Cubist") and (ii) BRGO Corporation, a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.0001 per share (sometimes referred to herein as, the "Shares"), of Trius, for a purchase price of (i) $13.50 per Share in cash (the "Closing Amount"), without interest, plus (ii) one non-transferrable contingent value right for each Share (each a "CVR"), which represents the contractual right to receive up to $2.00 per Share upon the achievement of certain milestones as set forth in a Contingent Value Rights Agreement (the "CVR Agreement") (the "Contingent Consideration" and, together with the Closing Amount, the "Offer Price"), subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 13, 2013 (as amended or supplemented from time to time, the "Offer to Purchase"), and in the related letter of transmittal (the "Letter of Transmittal"), which, together with any amendments or supplements, collectively constitute the "Offer." A holder of a CVR will be entitled to a cash payment of $1.00 if net sales of certain products in 2016 are greater than $125 million plus an additional $0.10 for each $1 million of net sales of certain products in 2016 that are in excess of $125 million, up to a maximum payment of $2.00 for each CVR then held by such holder.

        The Offer to Purchase and the Letter of Transmittal are being mailed to Trius' stockholders together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 30, 2013 (as it may be amended from time to time, the "Merger Agreement"), by and among Parent, Purchaser, and Trius. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the "DGCL") and other applicable law, Purchaser will merge with and into Trius (the "Merger"), with Trius continuing as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or Trius (or held in its treasury), any subsidiary of Parent, or by any stockholder of Trius who or which is entitled to and properly demands and perfects appraisal of such Shares pursuant to, and complies in all respects with, the applicable provisions of Delaware law) will be converted into the right to receive, without interest thereon and less any required withholding taxes, the Offer Price. Upon the effective time of the Merger (the "Effective Time") Trius will cease to be a publicly traded company and will become wholly owned by Parent. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the "Transactions". The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

        The initial expiration date of the Offer is at 9:00 a.m. Eastern Time on September 11, 2013, subject to extension in certain circumstances as permitted by the Merger Agreement and applicable law.

        As set forth in the Offer to Purchase, the principal office address of each of Parent and Purchaser is 65 Hayden Avenue, Lexington, MA 02421. The telephone number at the principal office is (781) 860-8660.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

        Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of Trius attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the "Information Statement"), to our knowledge, as of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest between (i) Trius or any of its affiliates, on the one hand and (ii)(x) any of its executive officers, directors or affiliates, or (y) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Information Statement is being furnished to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser's right pursuant to the Merger Agreement to designate persons to the Board of Directors of Trius following the time at which Purchaser accepts, for the first time, for payment and pays for such number of Shares validly tendered and not properly withdrawn that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent one more than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (calculated on a fully-diluted basis) (the "Offer Acceptance Time").

        Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a)
Arrangements between Trius and its Executive Officers, Directors and Affiliates.

        Our executive officers and members of our Board of Directors may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally. These interests may create potential conflicts of interest. Our Board of Directors was aware of these interests and considered them, among other things, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

  •
  the cancelation of vested and unvested Company stock options (the "Stock Options") outstanding as of the Effective Time and the conversion (with respect to those executive officers holding such cancelled Stock Options whose service relationship with the Company had not terminated more than three months prior to the Effective Time) of such Stock Options into the right to receive (a) a cash payment equal to (i) the excess, if any, of the Closing Amount over the exercise price per share of such Stock Options, multiplied by (ii) the total number of Shares then issuable upon exercise in full of such Stock Options, without interest and less any required withholding taxes, plus (b) the Contingent Consideration with respect to the total number of Shares subject to such Stock Options;

  •
  the receipt of certain payments and benefits under certain executive officers' executive employment agreements and the Trius Therapeutics, Inc. Severance Benefit Plan (the "Severance Plan") upon certain types of terminations of employment that occur before or following the Effective Time; and

  •
  the entitlement to indemnification and exculpation benefits in favor of directors and officers of Trius.

        For further information with respect to the arrangements between Trius and its executive officers, directors and affiliates described in this Item 3 as well as other arrangements between Trius and its executive officers, directors, and affiliates, please see the Information Statement, including the information under the headings "Security Ownership of Certain Beneficial Owners and Management," "Compensation Discussion and Analysis," "Executive Compensation," "Summary Compensation Table," "Potential Payment Under Executive Severance Plan," "Grants of Plan-Based Awards," "Outstanding Equity Awards at December 31, 2012," "Non-Employee Director Compensation," "Transactions with Related Persons," and "Employment Agreements."

Outstanding Shares Held by Directors and Executive Officers

        If the executive officers and directors of Trius who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Trius. As of July 30, 2013, the executive officers and directors of Trius beneficially owned, in the aggregate, 10,594,538 Shares, excluding Shares issuable upon the exercise of Stock Options, and including certain Shares owned by investment funds with which certain of our directors are affiliated but with respect to which they disclaim beneficial ownership.

        The following table sets forth (i) the number of Shares beneficially owned as of July 30, 2013 by each of our executive officers and directors, excluding Shares issuable upon the exercise of Stock Options, (ii) the aggregate cash consideration that would be payable for such Shares and (iii) the total number of Shares that would be entitled to the right to receive the Contingent Consideration. For purposes of this table, no cash value has been attributed to the Contingent Consideration.

Name	Number of Shares Owned	Cash Value of Shares Owned	Number of Shares Entitled to Contingent Consideration
Executive Officers
Jeffrey Stein, Ph.D, President, Chief Executive Officer and Director	210,457	$2,841,170	210,457
John P. Schmid, Chief Financial Officer	107,639	$1,453,127	107,639
Philippe Prokocimer, M.D., Chief Medical Officer	92,887	$1,253,975	92,887
J. Craig Thompson, Chief Commercial Officer	1,344	$18,144	1,344
John Finn, Ph.D., Chief Scientific Officer	169,011	$2,281,649	169,011
Kenneth Bartizal, Ph.D., Chief Development Officer	95,300	$1,286,550	95,300
Michael Morneau, VP and Chief Accounting Officer	12,545	$169,358	12,545
Matthew Onaitis, General Counsel and Secretary	0	$0	0

Name	Number of Shares Owned	Cash Value of Shares Owned	Number of Shares Entitled to Contingent Consideration
Directors
David S. Kabakoff, Ph.D., Chairman of the Board	111,366	$1,503,441	111,366
Brian G. Atwood, Director(1)	3,235,839	$43,683,827	3,235,839
Karin Eastham, Director	18,114	$244,539	18,114
Seth H. Z. Fischer, Director	0	$0	0
Nina Kjellson, Director(2)	3,548,643	$47,906,681	3,548,643
Brendan O'Leary, Director(3)	2,979,532	$40,223,682	2,979,532
Theodore R. Schroeder, Director	0	$0	0
Risa Stack, Ph.D., Director(4)	591	$7,979	591
Paul Truex, Director	11,270	$152,145	11,270
All of our current directors and executive officers as a group (17 persons)	10,594,538	$143,026,263	10,594,538

(1)
Includes 3,235,839 shares of capital stock held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. Brian G. Atwood, Ross A. Jaffe, M.D., Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden, and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. Mr. Atwood disclaims beneficial ownership of the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P., except to the extent of his proportionate pecuniary interest in these shares.

(2)
Includes 3,548,643 shares of capital stock held by InterWest Partners IX, LP. Bruce A. Cleveland, Philip T. Gianos, W. Stephen Holmes, Ms. Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky and Douglas A. Pepper share voting and investment authority over the shares held by InterWest Partners IX, LP. Ms. Kjellson disclaims beneficial ownership of the shares held by InterWest Partners IX, LP, except to the extent of her proportionate pecuniary interest in these shares.

(3)
Includes 2,958,230 shares of capital stock held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P. and 21,302 shares held by Dr. O'Leary. James A. Counihan, Brendan O'Leary and Steven J. Benson share voting and investment authority over the shares held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P. Dr. O'Leary disclaims beneficial ownership of the shares held by Prism Venture Partners V, L., except to the extent of his pro rata interest in these shares.

(4)
Dr. Stack served on our Board of Directors until May 22, 2013.

Treatment of Stock Options

        Pursuant to the Merger Agreement, each Stock Option outstanding as of the Offer Acceptance Time, whether vested or unvested, will be cancelled, and, with respect to those executive officers holding such cancelled Stock Option whose service relationship with the Company had not terminated more than three months prior to the Offer Acceptance Time, converted into the right to receive (i) a cash payment equal to (a) the excess, if any, of the Closing Amount over the exercise price per Share of such Stock Option, multiplied by (b) the total number of Shares subject to such Stock Option immediately prior to the Offer Acceptance Time, without interest and less any required withholding taxes, plus (ii) a CVR with respect to the total number of Shares subject to such Stock Option immediately prior to the Offer Acceptance Time;

        The table below sets forth, for each of our executive officers and directors holding Stock Options with exercise prices below the Closing Amount as of July 30, 2013, (i) the aggregate number of Shares subject to such Stock Options; (ii) the value of cash amounts payable in respect of such Stock Options on a pre-tax basis at the Effective Time, calculated by multiplying (a) the excess of the Closing Amount over the respective per share exercise prices of the Stock Options by (b) the number of Shares subject to those Stock Options; and (iii) the total number of Shares that would be entitled to the right to receive the Contingent Consideration in respect of such Stock Options. For purposes of this table, no cash value has been attributed to the Contingent Consideration.

        Since May 31, 2013 (the period commencing 60 days prior to the filing of this Schedule 14D-9), certain of our executive officers and directors have exercised their Stock Options and have sold Shares received upon exercise of such Stock Options. A list of the transactions involving the sale of Shares received upon the exercise of Stock Options is set forth in "Item 6. Interest in Securities of the Subject Company" below. Our executive officers and directors may continue to exercise their Stock Options prior to the Effective Time.

	Vested Options			Unvested Options
Name	Number of Shares Underlying Vested Options	Weighted Average Exercise Price Per Share	Cash Spread Value from Vested Options	Number of Shares Underlying Unvested Options	Weighted- Average Exercise Price Per Share	Cash Spread Value from Unvested Options	Total Option Cash Spread Value	Number of Options Entitled to Contingent Consideration
Jeffrey Stein, Ph.D.	518,650	$2.56	$5,675,127	475,419	$5.35	$3,874,541	$9,549,668	994,069
John P. Schmid	138,522	$3.40	$1,399,163	198,336	$5.57	$1,572,173	$2,971,336	336,858
Philippe Prokocimer, M.D.	97,478	$3.82	$943,378	210,835	$5.59	$1,668,724	$2,612,102	308,313
J. Craig Thompson	134,166	$4.55	$1,200,266	230,834	$5.34	$1,883,984	$3,084,250	365,000
John Finn, Ph.D.	167,786	$2.46	$1,851,800	150,002	$5.33	$1,224,817	$3,076,617	317,788
Kenneth Bartizal	85,463	$3.52	$853,157	142,501	$5.48	$1,143,034	$1,996,190	227,964
Michael Morneau	72,811	$4.16	$680,271	52,189	$5.34	$426,079	$1,106,350	125,000
Matthew Onaitis	0	$0.00	$0	100,000	$7.67	$583,000	$583,000	100,000
David S. Kabakoff, Ph.D	57,500	$5.74	$446,475	17,500	$7.77	$100,275	$546,750	75,000
Brian G. Atwood	47,802	$4.88	$412,182	12,500	$7.77	$71,625	$483,807	60,302
Karin Eastham	48,487	$6.62	$333,408	13,954	$7.75	$80,247	$413,655	62,441
Seth H. Z. Fischer	2,916	$6.69	$19,859	29,584	$6.60	$204,166	$224,025	32,500
Nina Kjellson	47,802	$4.88	$412,182	12,500	$7.77	$71,625	$483,807	60,302
Brendan O'Leary, Ph.D.	37,166	$5.97	$279,932	13,834	$7.41	$84,298	$364,230	51,000
Theodore R. Schroeder	52,041	$6.22	$378,903	14,075	$7.75	$80,965	$459,868	66,116
Risa Stack, Ph.D.(1)	45,302	$4.72	$397,857	0	$0.00	$0	$397,857	45,302
Paul Truex	50,903	$4.66	$450,046	12,500	$7.77	$79,125	$521,671	63,403
All of our current directors and executive officers as a group (17 persons)	1,604,795		$16,696,884	1,686,563		$14,153,116		3,291,358

(1)
Since July 30, 2013, Dr. Stack has exercised vested options for 21,302 shares which would otherwise have been forfeited on August 22, 2013.

Employee Stock Purchase Plan

        We suspended the commencement of any new offering periods under our Employee Stock Purchase Plan (the "ESPP"), effective after July 30, 2013, unless and until the Merger Agreement is terminated. Prior to the Offer Acceptance Time, we are required to take all actions necessary to (i) terminate the ESPP and (ii) treat the last business day prior to the Offer Acceptance Time as the last day of the offering period then underway and treat such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP.

Severance Plan

        In August 2011, we adopted the Severance Plan which provides for certain severance and change of control benefits, on terms recommended by the Compensation Committee. The following executive officers of Trius are eligible to and have elected to participate in the Severance Plan:

  •
  Jeffrey Stein, Ph.D., President and Chief Executive Officer

  •
  John P. Schmid, Chief Financial Officer

  •
  Philippe Prokocimer, M.D., Chief Medical Officer

  •
  J. Craig Thompson, Chief Commercial Officer

  •
  John Finn, Ph.D., Chief Scientific Officer

  •
  Kenneth Bartizal, Ph.D., Chief Development Officer

  •
  Matthew Onaitis, General Counsel and Secretary

        The Severance Plan provides for the payment of certain benefits to each eligible Severance Plan participant upon a termination by Trius without cause or resignation by the Severance Plan participant for good reason (a "Covered Termination"), during the period beginning three months before the Effective Time of the Merger and ending twelve months after the Effective Time of the Merger (the "Coverage Period"). Such benefits are conditioned on the Severance Plan participant's effective release of claims and compliance with the other terms of the Severance Plan. Under the Severance Plan, resignation for good reason is defined as a material reduction in the participant's compensation, duties, authority or responsibilities, or a relocation of the participant's place of employment by more than 50 miles without the participant's written consent, and cause is defined as a repeated failure to satisfactorily perform the participant's duties after notice and an opportunity to cure such failure, an act that materially injures our business, the commission of a felony or any crime involving fraud, dishonesty or moral turpitude that has inflicted or is likely to inflict a material injury to our business, or a material violation of the participant's proprietary information and inventions agreement.

        The following table sets forth potential benefits payable to each eligible Severance Plan participant in the event of a Covered Termination within the Coverage Period:

	Cash Payment
Tier Level	Salary(1)	Bonus Payment Eligible(2)	Extended Health Plan Benefits(3)	Vesting Acceleration(4)
Jeffrey Stein, Ph.D.	18 months	Yes	18 months	100%
John P. Schmid	12 months	Yes	12 months	100%
Philippe Prokocimer, M.D.	12 months	Yes	12 months	100%
J. Craig Thompson	12 months	Yes	12 months	100%
John Finn, Ph.D	12 months	Yes	12 months	100%
Kenneth Bartizal	12 months	Yes	12 months	100%
Matthew Onaitis	12 months	Yes	12 months	100%

(1)
The Severance Plan provides for a lump-sum cash payment that is equal to the specified number of months of the participant's base salary.

(2)
The Severance Plan provides for a lump-sum cash payment of a pro-rated portion of the participant's target bonus based upon the amount of time served prior to the Covered Termination and during the participant's then-current bonus period.

(3)
The Severance Plan provides that in the event the participant elects continued coverage under COBRA, Trius will pay the full amount of the participant's COBRA premiums until the earlier of

  (i) the specified number of months following a Covered Termination, (ii) the participant's death or (iii) the date the participant obtains health insurance coverage from a subsequent employer.

(4)
The Severance Plan provides for accelerated vesting of outstanding unvested equity awards that are held by the participant on the date of the Covered Termination.

        The Severance Plan contains a "better after-tax" provision, which provides that if any of the payments to a Severance Plan participant constitutes a parachute payment under Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the payments will be either (i) reduced or (ii) provided in full to the participant, whichever results in the participant receiving the greater amount after taking into consideration the payment of all taxes, including the excise tax under Code Section 4999, in each case based upon the highest marginal rate for the applicable tax.

        The Severance Plan supersedes any and all severance and change of control benefits eligible Severance Plan participants are entitled to pursuant to their existing employment agreements and offer letters with Trius and pursuant to any other agreement, plan, policy or practice maintained or entered into by Trius prior to the adoption of the Severance Plan.

Jeffrey Stein Employment Arrangement

        We entered into an employment agreement with Dr. Stein, effective as of February 1, 2007, detailing the terms of his employment as President and Chief Executive Officer. The employment agreement is for at-will employment without a set term and supersedes the consulting agreement dated June 1, 2005 between us and Dr. Stein. In 2011, Dr. Stein elected to participate in the Severance Plan, which supersedes any and all severance and change of control benefits he was entitled to receive pursuant to his existing employment agreement. Pursuant to the Severance Plan, in the event of a Covered Termination within the Coverage Period, Dr. Stein is entitled to the severance described in "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Trius and its Executive Officers, Directors and Affiliates—Severance Plan." However, in the event of a Covered Termination outside the Coverage Period, Dr. Stein will receive severance pay in the form of twelve months of his annual base salary in effect as of the date of such termination or resignation that will be paid in a lump sum following the date of his termination. In addition, Trius will pay the full amount of Dr. Stein's COBRA premiums until the earlier of twelve months, his death or when he obtains health insurance coverage from a subsequent employer, and Dr. Stein's unvested equity awards will continue to vest for six months following the date of his termination.

Employment Arrangements with Other Named Executive Officers

        Each of our other named executive officers is party to an offer of employment with us detailing the terms of such named executive officer's employment with us. The employment agreements are for at-will employment without a set term. Each of our named executive officers is eligible to and has elected to participate in the Severance Plan, which supersedes any and all severance and change of control benefits such officers may otherwise be entitled to receive pursuant to their existing employment agreements.

Golden Parachute Compensation

        This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as "golden parachute" compensation by the applicable SEC disclosure rules. The table below assumes that the Offer Acceptance Time occurred on September 15, 2013 and the employment of the executive was terminated without cause or by the executive for good reason on such date. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this

Schedule 14D-9 and in the narrative that follows the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table. In addition, each named executive officer is subject to a "better after-tax" provision. For a narrative description of the "better after-tax" provision and the terms and conditions applicable to the payments quantified in the table below, see "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Trius and its Executive Officers, Directors and Affiliates—Severance Plan" above.

Name	Cash Severance Payment(1)	Option Acceleration(2)	Perquisites(3)	Total
Jeffrey Stein, Ph.D.	$892,698	$4,506,848	$24,277	$5,423,823
John P. Schmid	$410,126	$1,835,960	$10,935	$2,257,021
Philippe Prokocimer, M.D.	$479,976	$1,949,134	$11,361	$2,440,471
J. Craig Thompson	$402,628	$2,190,993	$1,800	$2,595,421
John Finn, Ph.D.	$390,901	$1,424,320	$17,545	$1,832,766

(1)
The amount listed in the column represents (i) 18 months of additional salary based on the salary in effect as of July 30, 2013 for Dr. Stein and 12 months of additional salary based on the salary in effect as of July 30, 2013 for Mr. Schmid, Dr. Prokocimer, Mr. Thompson and Dr. Finn and (ii) a pro-rata portion of each officer's target bonus based upon the amount of time served prior to the Covered Termination which is assumed to occur on September 15, 2013 and during the officer's then-current bonus period.

(2)
The amount listed in the column represents, as of July 30, 2013, an implied total per share consideration, on a present value basis, of $14.83 per Share in respect of unvested Shares subject to Stock Options on a pre-tax basis at the Effective Time. This amount represents (i) the value of cash amounts payable in respect of such Stock Options, calculated on a pre-tax basis and as of the Effective Time by multiplying (a) the excess of the Closing Amount over the respective per share exercise prices of the Stock Options by (b) the number of unvested shares subject to such Stock Options, and (ii) the implied value, on a present value basis, of the Contingent Consideration. See "Item 4. The Solicitation or Recommendation—Opinions of Trius' Financial Advisors—Summary of Joint Financial Analyses."

(3)
Estimated amount of premiums for continued coverage under Trius' group health plans for 18 months for Dr. Stein and 12 months for Mr. Schmid, Dr. Prokocimer, Mr. Thompson and Dr. Finn.

Employee Benefits

        For a period of one year following the Effective Time, with respect to employees of Trius immediately before the Effective Time who remain employed during such one year period, Parent will provide, or will cause to be provided, base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (including severance benefits) (excluding equity based compensation) provided to such employees immediately prior to the execution of the Merger Agreement.

Potential for Future Arrangements

        To our knowledge, except for certain agreements described in this Schedule 14D-9 between Trius and its executive officers and directors, no employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of Trius, on the one hand, and Parent, Purchaser, any of their affiliates or Trius, on the other hand, existed as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of Trius entering into any such agreement, arrangement or understanding.

        It is possible that certain members of our current management team will enter into new employment arrangements with the Surviving Corporation after the completion of the Offer and the Merger. Such arrangements may include the right to purchase or participate in the equity of Purchaser or its affiliates. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until after the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Director Compensation

        Pursuant to the Trius Non-Employee Director Compensation Policy, each member of our Board of Directors who is not an employee receives the following cash compensation for Board of Director services, as applicable:

  •
  $40,000 per year for service as a Board of Director member, payable quarterly;

  •
  $12,000 per year for service as a member of the Audit Committee, $8,000 per year for service as a member of the Compensation Committee and $4,000 per year for service as a member of the corporate governance and nominating committee, each payable quarterly;

  •
  an additional $36,000 per year for service as Chairman of the Board, payable quarterly; and

  •
  an additional $8,000 per year for service as chair of the Audit Committee, an additional $4,000 per year for service as chair of the Compensation Committee and an additional $4,000 per year for service as chair of the Nominating and Corporate Governance Committee, payable quarterly.

        Trius reimburses its non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our Board of Directors and committees of the Board of Directors.

        In addition, Trius' non-employee directors receive initial and annual automatic, non-discretionary grants of nonqualified stock options under the terms and provisions of the Trius 2010 Non-Employee Directors' Stock Option Plan (the "2010 Directors' Plan").

        Each new non-employee director joining our Board of Directors is automatically granted a non-statutory stock option to purchase 30,000 shares of common stock with an exercise price equal to the then fair market value of Trius' common stock under the 2010 Directors' Plan. On the date of each annual meeting of Trius' stockholders, each non-employee director is also automatically granted a non-statutory stock option to purchase 15,000 shares of Trius' common stock on that date with an exercise price equal to the then fair market value of our common stock under the 2010 Directors' Plan.

        In addition to the initial and annual grants, any person who becomes a chairperson of our Board of Directors is automatically granted a non-statutory stock option to purchase 12,000 shares of our common stock, upon his or her election as chairperson of our Board of Directors with an exercise price equal to the then fair market value of Trius' common stock under the 2010 Directors' Plan. Any person who is a chairperson of our Board of Directors on the date of each annual meeting of our stockholders is also automatically granted a non-statutory stock option to purchase 6,000 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock under our 2010 Directors' Plan.

        Initial grants and chairperson initial grants vest monthly over three years and annual grants and chairperson annual grants vest in twelve equal monthly installments. All stock options granted under our 2010 Directors' Plan have a term of ten years and vesting automatically accelerates upon the closing of a change in control transaction. As of July 30, 2013, 126,447 shares of our common stock underlying Stock Options held by our directors remained unvested.

Indemnification of Directors and Officers; Insurance

        The Merger Agreement provides that all existing rights to indemnification that the present directors and officers of Trius are entitled to that are contained in the organizational documents of Trius as in effect as of the date of the Merger Agreement, or as provided in any indemnification agreement between Trius and any such person as in effect as of the date of the Merger Agreement, will survive the Merger and will be observed by the Surviving Corporation (and Parent shall cause the Surviving Corporation to observe them) to the fullest extent permitted by Delaware law for a period of six years from the Effective Time.

        The Merger Agreement also provides that, from the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation will maintain in effect Trius' current insurance coverage with respect to Trius' directors and officers. Alternatively, Trius may, prior to the Effective Time, purchase a tail policy to Trius' current policy of directors' and officers' liability insurance for a period of six years from the Effective Time. If the tail policy is not purchased, the cost of such insurance coverage to be maintained by the Surviving Corporation will not exceed 250% of the annual premium currently paid by Trius for such insurance and, if the premium for such insurance coverage would exceed such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy or policies with the greatest coverage available for a cost equal to such amount.

(b)
Arrangements with Purchaser and Parent and their Affiliates.

Merger Agreement

        On July 30, 2013, Trius, Parent and Purchaser entered into the Merger Agreement. The summary of the material provisions of the Merger Agreement contained in Section 12 of the Offer to Purchase and the description of the Conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Mutual Non-Disclosure Agreement

        On July 24, 2012, Parent and Trius entered into a Mutual Non-Disclosure Agreement which was amended on July 1, 2013 (the "Non-Disclosure Agreement"). Under the terms of the Non-Disclosure Agreement, Parent agreed that, subject to certain exceptions, any non-public information regarding Trius provided to Parent or to its representatives for the purposes of evaluating and/or negotiating potential strategic transactions between the parties would, for a period of five years from the date of the original Non-Disclosure Agreement, be kept confidential, except as provided in the Non-Disclosure Agreement. The Non-Disclosure Agreement does not include a standstill provision.

        This summary and description of the Non-Disclosure Agreement is qualified in its entirety by reference to the Non-Disclosure Agreement and amendment thereto, which are filed as Exhibits (e)(11) and (e)(12), respectively, hereto and incorporated herein by reference.

(c)
Arrangements among Parent, Purchaser, and Certain Executive Officers, Officers, Directors and Stockholders of Trius.

Tender and Voting Agreements

        On July 30, 2013, our executive officers, directors and certain stockholders affiliated with our directors (collectively, the "Supporting Stockholders") each entered into a tender and voting agreement with Parent and Purchaser (collectively, the "Tender and Voting Agreements") under which each Supporting Stockholder, among other things, (i) agreed to tender all of their Shares pursuant to the Offer (other than Shares granted subject to vesting or other lapse restrictions pursuant to Trius' equity plans), (ii) agreed to vote such Shares in favor of the Merger and the adoption and approval of the Merger Agreement and the Transactions and against any acquisition proposal, (iii) agreed to certain restrictions on the transfer of such Shares or entering into any arrangements with respect to the voting of such Shares or that are otherwise inconsistent with the terms of such Supporting Stockholder's Tender and Voting Agreement and (iv) granted to Parent and Purchaser, or any of their nominees, an irrevocable proxy to vote in favor of the Merger, the adoption and approval of the Merger Agreement and the other Transactions and against any alternative acquisition proposal. Each Supporting Stockholder's Tender and Voting Agreement will terminate upon the earlier of (a) the day after the Merger is consummated, (b) April 30, 2014, (c) the termination of the Merger Agreement in accordance with its terms or (d) certain other events as described in the Tender and Voting Agreements. As of July 30, 2013, the outstanding Shares subject to the Tender and Voting Agreements represented approximately 22% of the total outstanding Shares.

        The foregoing summary and description of the Tender and Voting Agreements are qualified in their entirety by reference to the Tender and Voting Agreements, the form of which is filed as Exhibit (e)(10) and are incorporated herein by reference.

        The Merger Agreement and the Tender and Voting Agreements have been filed as exhibits to the Schedule 14D-9 to provide stockholders with information regarding their terms and are not intended to modify or supplement any factual disclosures about Trius in Trius' public reports filed with the SEC. The Merger Agreement and the Tender and Voting Agreements and the summary of their terms contained in the Offer to Purchase filed by Purchaser with the SEC on August 13, 2013, are incorporated herein by reference, and are not intended to provide any other factual information about Trius. The representations, warranties and covenants contained in each agreement were made only for the purposes of such agreement and as of specified dates, were solely for the benefit of the parties to the agreements, and may be subject to limitations agreed upon by such parties. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreements instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Neither investors nor stockholders are third-party beneficiaries under the Merger Agreement, except with respect to receipt of the Offer Price or the Merger Consideration, or the Tender and Voting Agreements. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations and warranties may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties' public disclosures.

Item 4.    The Solicitation or Recommendation.

        On July 30, 2013, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, Trius and its stockholders, (ii) approved the execution, delivery and performance by Trius of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up Option (as defined below) and the issuance of the Top-Up Shares (as defined below) and (iv) resolved to recommend that the stockholders of Trius tender their

Shares to Purchaser pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

        Accordingly, and for other reasons described in more detail below, our Board of Directors unanimously recommends that holders of Shares accept the Offer and tender their Shares pursuant to the Offer, and, if applicable, that holders of Shares adopt the Merger Agreement and approve the Merger.

(i)
Background of Offer and Merger

        Trius is a biopharmaceutical company focused on the discovery, development and commercialization of innovative antibiotics for serious infections. Trius is developing tedizolid phosphate, a novel antibiotic, for the treatment of serious Gram-positive bacterial infections, including those caused by methicillin-resistant Staphylococcus aureus. Tedizolid phosphate is being developed for acute bacterial skin and skin structure infections ("ABSSSI"), and pneumonia, and potentially for other indications. Trius currently expects to submit a New Drug Application to the Food and Drug Administration for tedizolid phosphate for the treatment of ABSSSI during the second half of 2013.

        The Board of Directors of the Company and its senior management team regularly review and evaluate potential product development and commercialization collaborations and other strategic opportunities in order to advance the clinical development of its product candidates and preclinical programs, finance Trius' clinical development efforts, expand the range of commercial resources available for product candidates that may be approved and enhance value for Trius' stockholders. Consistent with this strategy, in July 2011, Trius established a collaboration and license agreement to license certain development and commercialization rights to Bayer Pharma AG ("Bayer"), in China, Japan and substantially all other countries in Asia (excluding North and South Korea), Africa, Latin America and the Middle East. As a continuation of this strategy, starting in 2011 and intensifying following receipt of positive Phase 3 data from the ESTABLISH-1 clinical trial in early 2012, Trius began exploring collaboration partners for the European Union and as part of this process contacted 14 potential partners who have or may develop hospital-based drug franchises in Europe. The 14 potential partners were determined as a result of earlier business development discussions assessing level of potential interest in the drug and territories. Eight of these companies engaged in substantive discussions with Trius, including Cubist, Company A and Company B. Cubist executed a confidentiality agreement with Trius on July 24, 2012 in connection with the partnering process. Concurrently, Trius also began discussions with potential co-promotion partners for the United States and as part of this process identified and engaged with seven companies, including Cubist and Company C.

        On March 7, 2013, the Board of Directors of the Company informally requested that four directors, Dr. Jeffrey Stein, Dr. David S. Kabakoff, Mr. Brian G. Atwood and Mr. Paul Truex, form an informal strategic transaction committee to work with management to oversee the process of seeking the European collaboration and potential United States co-promote. By the second quarter of 2013, the potential European Union collaboration partners had been narrowed down to Cubist, Company A and one other company, and Cubist had the most advanced proposal in connection with the United States co-promotion discussions.

        On May 13, 2013, Trius issued a press release announcing the issuance of a Notice of Allowance from the United States Patent and Trademark Office on an application related to its tedizolid phosphate patent portfolio. The patent application claims a therapeutic combination of the experimental medicine tedizolid phosphate with Cubist's currently available antibiotic daptomycin.

        On May 15, 2013, Dr. Jeffrey Stein, the President and Chief Executive Officer of Trius, had an in-person meeting with Mr. Robert J. Perez, the President and Chief Operating Officer of Cubist, during the Bank of America investor conference in Las Vegas, to discuss the terms of the proposed European Union collaboration and the strategic implications of the new patent.

        On May 21, 2013, Centerview Partners LLC ("Centerview") made a presentation to the Company's Board of Directors proposing be retained as a financial advisor in connection with Trius' European collaboration and United States co-promotion discussions.

        On June 6, 2013, Mr. Perez contacted Dr. Stein and expressed an unsolicited interest in submitting a bid to acquire the Company and indicated that Cubist intended to submit a non-binding proposal letter for an acquisition of all of the outstanding shares of the Company in an all-cash transaction for $12.25 per share.

        Also on June 6, 2013, the informal strategic transaction committee had a telephonic meeting to discuss the unsolicited Cubist proposal. During the call, the directors discussed engaging Centerview and Citigroup Global Markets Inc. ("Citi") as financial advisors based upon Centerview's and Citi's knowledge of the pharmaceutical industry, experience and reputation and, in the case of Citi, its familiarity with Trius, and also discussed whether either financial advisor had any existing or recent engagements with Cubist or others that would adversely impact the financial advisor's contemplated engagement with Trius.

        On June 7, 2013, Cubist sent to Dr. Stein its unsolicited non-binding proposal to acquire all of the outstanding shares of the Company in an all-cash transaction for $12.25 per share. The proposal stated that it was not subject to any financial contingency but would be automatically withdrawn if Trius entered into a European Union licensing agreement or United States collaboration for tedizolid phosphate with any other party. The letter also requested a period during which Trius would negotiate exclusively with Cubist.

        On June 8, 2013, the Chief Executive Officer of Company D contacted Dr. Stein, and expressed an unsolicited interest in submitting a proposal to combine with Trius in an all-stock transaction.

        Also on June 8, 2013, Dr. Stein contacted Mr. Perez to provide some initial feedback on Cubist's proposal, noting that the Board of Directors of the Company were scheduled to meet on June 10, 2013 to further discuss the proposal.

        On June 10, 2013, the Board of Directors of the Company met telephonically, with representatives of the Company's management, Centerview, Citi and Cooley LLP ("Cooley"), the Company's outside counsel, participating in the meeting. The Board discussed the unsolicited proposals received from Cubist and Company D. A representative of Cooley reviewed fiduciary duty considerations in connection with the review of an unsolicited acquisition proposal. The Board discussed the process for evaluating and responding to the Cubist and Company D proposals. The Centerview and Citi representatives were then excused from the meeting and the Board discussed the recommendation of the informal strategic transaction committee to retain both Centerview and Citi as financial advisors to the Company. Following further discussion, the Board requested that management evaluate the unsolicited proposals with the assistance of Centerview and Citi, and the Board scheduled a follow-up meeting to consider potential strategic alternatives.

        On June 11, 2013, Dr. Stein and Mr. Perez had a telephonic meeting in which Dr. Stein communicated that the Company's Board of Directors was evaluating Cubist's proposal and that the Cubist proposal was not the only unsolicited proposal that Trius had received.

        On June 14, 2013, Mr. Perez and Dr. Stein held a telephone meeting during which Mr. Perez provided feedback from the prior day's meeting of the Cubist board of directors and noted that the Cubist board was fully supportive of the potential acquisition. Mr. Perez and Dr. Stein also discussed timing of the negotiations.

        On June 17, 2013, Company D sent a letter to Dr. Stein reflecting Company D's non-binding proposal for a combination with Trius in a stock transaction at an unspecified premium. The proposal requested exclusive negotiations until August 2, 2013.

        On June 24, 2013, the Board of Directors of the Company met, with representatives of the Company's management and legal and financial advisors participating in the meeting. The Board discussed the unsolicited proposals received from Cubist and Company D. The Company's financial advisors discussed financial aspects of the proposals and financial matters relating to Trius. Cooley gave a presentation on fiduciary duty considerations in the context of considering a potential sale of the company for cash or for a mixture of stock and cash. The Company's financial advisors also outlined a potential process for engaging in discussions with Cubist and Company D while soliciting possible interest from other potential strategic buyers in order to maintain a competitive process, taking into consideration parties involved in the Company's partnering process and parties that might have interest in, and an ability to acquire, the Company based on their financial positions and existing franchises or interest in hospital-based products and anti-infectives. The financial advisors were then excused from the meeting and the Board discussed the Company's potential strategic alternatives, including remaining independent and proceeding with the European collaboration and potential United States co-promote, and authorized engaging in discussions with Cubist and Company D, and soliciting potential proposals from a selected list of additional strategic parties. Further, the Board determined to establish a strategic transaction committee to direct and oversee management in the process in an effective and efficient manner. The Company's Board of Directors appointed Drs. Kabakoff and Stein and Messrs. Atwood and Truex to the committee and directed the committee to advise, direct and oversee the management of Company in the strategic review process, evaluate any specific proposals or offers received and make recommendations to the Board of Directors. The Board also authorized the Company to enter into engagement letters with each of Centerview and Citi to serve as financial advisors with respect to the possible sale of Trius. The Company entered into such engagement letters on June 24, 2013. Prior to entering into the engagement letters, Trius asked each of Centerview and Citi to confirm that it did not have any existing or recent engagements with Cubist or others that would adversely impact their ability to serve as a financial advisor to Trius in connection with its possible sale transaction and neither Centerview nor Citi identified any such engagements.

        Following the June 24, 2013 meeting of the Board of Directors, during the remainder of June 2013, and in accordance with the Board's directives, the Company's financial advisors contacted, on behalf of Trius, 12 pharmaceutical companies in addition to Cubist and Company D, including Company A, Company B and Company C, to determine such parties' potential interest in pursuing a strategic transaction with Trius. At the direction of the Board, no potential financial buyers were contacted because it concluded that the pre-revenue profile of Trius was inconsistent with targets pursued by financial buyers.

        On June 25, 2013, Dr. Stein informed a representative of Company A of the sales process and that the Company's financial advisors would contact Company A about the process. On the same day, Dr. Stein informed Cubist of the Board's determination to pursue a potential sale of the Company. On June 25, 2013, Trius also provided Cubist, which previously had access to the Company's electronic dataroom in connection with partnering discussions, with access to its electronic dataroom, the content of which was expanded for the strategic process.

        On June 26, 2013, the Company's financial advisors contacted a representative of Company A pursuant to Dr. Stein's instructions. The representative of Company A expressed that Company A had significant knowledge of Trius but was uncertain whether it would have interest in acquiring the Company.

        Between June 26, 2013 and July 9, 2013, based upon conversations with companies contacted as part of the process, four companies, including Company B, Company C and Company D, were sent process letters requesting non-binding indications of interest on July 18, 2013.

        On July 1, 2013, Trius and Cubist amended their existing July 24, 2012 confidentiality agreement from the Company's partnering process to cover the potential strategic transaction.

        Also on July 1, 2013, Mr. Michael W. Bonney, the Chief Executive Officer of Cubist, and Mr. Perez had an in-person dinner meeting with Dr. Stein in San Diego to discuss the potential benefits of a potential strategic transaction between Trius and Cubist.

        On July 2, 2013, Company C, following execution of a confidentiality agreement, and Company D, which already had an existing confidentiality agreement with Trius, were given access to the Company's electronic dataroom.

        On July 3, 2013, the strategic transaction committee had a telephonic meeting in which representatives of the Company's management and legal and financial advisors were present, to discuss the status of the Company's strategic review process, including a summary of interactions with potential parties.

        Between July 1, 2013 and July 25, 2013, Cubist conducted substantial diligence on Trius, which included diligence in the electronic dataroom, an in-person diligence meeting with management of Trius, intellectual property diligence calls, financial diligence calls, human resource diligence calls and a site visit to one of Trius' contract manufacturing facilities.

        Between July 2, 2013 and July 11, 2013, Company D accessed the electronic dataroom and conducted limited business diligence on Trius, which included clinical and commercial diligence calls.

        Between July 14, 2013 and July 18, 2013, Company B accessed the electronic dataroom and conducted limited business diligence on Trius. Company B was already familiar with Trius given its participation in the Company's prior partnering process.

        On July 14, 2013, in light of the extensive diligence conducted by Cubist, a form of merger agreement prepared by Cooley was distributed to Cubist. The draft merger agreement contemplated an all-cash transaction effected through a cash tender offer for all outstanding shares of Company common stock.

        On July 16, 2013, a representative of Company A contacted Dr. Stein and conveyed that Company A would not be participating in the process.

        On July 17, 2013, a representative of Company B contacted Citi and indicated it would not continue to participate in the process, stating that its valuation of the Company would not justify paying a premium to the Company's then current trading price. On July 18, 2013, another representative of Company B contacted Centerview and reiterated the same message.

        On July 18, 2013, Company C sent a letter to Dr. Stein indicating Company C's non-binding proposal for an acquisition of all outstanding shares of Company common stock in an all-cash transaction in the range of $13.00-$14.50 per share. The letter stated that Company C's proposal was not subject to any financial contingency but was subject to the approval of Company C's Board of Directors and Company C's parent company's management committee and Board of Directors.

        Also on July 18, 2013, at the Company's request, representatives of the Company's financial advisors contacted representatives of Company D to seek clarification on certain terms of Company D's proposal, including any premium that would be included in determining an exchange ratio and any cash component of the proposal. Company D indicated that it had not completed its valuation analysis but that it would be willing to include cash consideration in the transaction. The Company's financial advisors reminded Company D of the sales process timeline and encouraged Company D to complete its analysis promptly in order to participate in the final bid process.

        On July 19, 2013, the Board of Directors of the Company met telephonically, with representatives of the Company's management and legal and financial advisors participating in the meeting, to discuss the status of the Company's strategic review process, including a summary of interactions with potential parties. The Company's financial advisors reviewed financial aspects of the proposals from Cubist, Company C and Company D. The financial advisors were then excused and the Board discussed the proposals and next steps and approved the plan to send final process letters which would stipulate that final binding bids would need to be submitted by August 9, 2013.

        Also on July 19, 2013, the Company's financial advisors held discussions with Cubist's financial advisor, Barclays Capital Inc. ("Barclays"). Barclays indicated that Cubist would likely prefer to execute a merger agreement before August 9, 2013.

        On July 20, 2013, final bid process letters were sent to Cubist and Company C. The draft merger agreement contemplating an all-cash transaction effected through a cash tender offer for all outstanding shares of Company common stock, in the form previously sent to Cubist, was provided to Company C on July 21, 2013.

        On July 22, 2013, Mr. Perez contacted Dr. Stein to arrange a meeting to discuss regulatory and development team retention related matters.

        Also on July 22, 2013, the Company's financial advisors contacted Company D's financial advisor to re-emphasize the need for Company D to present the financial terms of its proposal. The representative of Company D communicated that the Company D Board was meeting the following day and that Company D would provide a share price for the Company common stock that would be used in determining an exchange ratio and the amount of cash that would be included in its proposal.

        On July 23, 2013, Mr. Perez contacted Dr. Stein and indicated that Cubist wanted to preempt Trius' final bid process as Cubist had substantially completed its diligence and did not want to wait until August 9, 2013 to execute a merger agreement.

        Also on July 23, 2013, the strategic transaction committee had a telephonic meeting in which representatives of the Company's management and legal counsel were present, to discuss Cubist's desire to preempt Trius' final bid process. The strategic transaction committee provided guidance to management to communicate through the Company's financial advisors to Barclays that Trius was conducting a competitive process and that if Cubist desired to preempt the sales process it would need to propose a higher price.

        On July 24, 2013, the Company's financial advisors contacted Company D's financial advisor to inquire whether Company D had a valuation update for Trius. Company D's financial advisor indicated that it would follow up with Company D and update the Company's financial advisors.

        On July 24, 2013, the Company's financial advisors also spoke with a representative of Company C. Company C indicated that it would need significantly more time to complete its market research and diligence on the Company in order to finalize its bid and obtain necessary internal approvals to proceed with an acquisition of the Company. Company C expressed that, although it remained interested in Trius, it did not expect to be competitive in the process and would not expend additional resources before the final bid deadline of August 9, 2013.

        Also on July 24, 2013, the strategic transaction committee had a telephonic meeting in which representatives of the Company's management and legal and financial advisors were present, to discuss the status of the sales process, including an update on recent discussions with Company C, the lack of a response from Company D and Cubist's request to enter into a transaction prior to the August 9, 2013 bid deadline. The committee discussed potential responses to Cubist in light of these developments.

        On July 24, 2013, in accordance with the strategic transaction committee's directives, the Company's financial advisors contacted representatives of Barclays and communicated the guidance of the strategic transaction committee.

        On July 25, 2013, Dr. Stein met Mr. Perez and Mr. Bonney for dinner in Chicago. At dinner, the parties discussed regulatory and development team retention related issues. Cubist communicated it was also pursuing another strategic opportunity and had a strong desire to complete a transaction over the upcoming weekend. Messrs. Perez and Bonney also indicated that Cubist believed that its proposed price of $12.25 per share was a fair price. Dr. Stein encouraged Messrs. Perez and Bonney to submit a new proposal with increased value. Dr. Stein and Messrs. Perez and Bonney then discussed contingent value rights and other forms of consideration that could result in such increased value.

        On July 26, 2013, Cubist's outside legal counsel, Ropes & Gray LLP ("Ropes & Gray"), sent Cooley a mark-up of the merger agreement that contemplated both an unspecified upfront cash consideration and an unspecified dollar per share in non-tradable contingent value rights based on net product sales of tedizolid phosphate in 2016. In the mark-up, Cubist proposed a termination fee of $26.0 million (representing approximately 4.0% of the equity value of the current offer price) and expense reimbursement of up to $2.0 million if the Offer was not consummated prior to April 30, 2014 and Trius was not otherwise required to pay a termination fee. It also introduced the concept of a reverse termination fee of $26.0 million if the transaction was terminated for circumstances involving the absence of antitrust regulatory approval. The merger agreement mark-up also included a form of tender and voting agreement which Cubist indicated that it would require all directors, executive officers and certain 5% or greater stockholders of Trius to execute in connection with the execution of the merger agreement.

        Later the same day, Mr. Bonney contacted Dr. Stein to communicate that Cubist was offering an upfront cash payment of $13.25 per share and a contingent value right of $2.00 per share based upon net product sales of tedizolid phosphate of at least $150 million in 2016.

        Following receipt of Cubist's revised proposal, later in the day on July 26, 2013, the strategic transaction committee had a telephonic meeting in which representatives of the Company's management and legal and financial advisors were present, to discuss Cubist's revised proposal. The strategic transaction committee also discussed the fact that the contingent value right, as proposed, was non-tradable and discussed potential advantages and disadvantages of tradable versus non-tradable contingent value rights. The strategic transaction committee instructed Mr. Stein to communicate to Mr. Bonney that Cubist would need to increase the upfront cash payment to $13.50 per share and lower the product sales threshold in the contingent value right agreement to $100 million and that the Company's financial advisors would relay this message to Cubist's financial advisor.

        On July 26, 2013, following the meeting of the strategic transaction committee, Mr. Stein contacted Mr. Bonney to communicate the Company's counterproposal. In accordance with the strategic transaction committee's directives, the Company's financial advisors also contacted Barclays with the same message. Later that day, Mr. Bonney contacted Mr. Stein and communicated that the Cubist Board would agree to the upfront cash payment of $13.50 per share and would be willing to lower the product sales threshold in the contingent value right agreement to $135 million in 2016.

        Later, on July 26, 2013, Dr. Stein contacted Mr. Bonney to discuss the possibility of tradable contingent value rights. Mr. Bonney indicated that Cubist was receptive to considering a tradable contingent value right, and Dr. Stein and Mr. Bonney agreed that the parties would further discuss the structure of the contingent value right.

        On July 27, 2013, the strategic transaction committee had a telephonic meeting, in which representatives of the Company's management and legal and financial advisors were present, to discuss the status of the sales process, update the committee on the status of the negotiations and solicit the input of the committee with respect to open deal points. The strategic transaction committee discussed the benefits of a tradable contingent value right which would require a registration process with the Securities and Exchange Committee ("SEC") relative to the risks of a longer timeline to closing a transaction from the registration process.

        Following the meeting of the strategic transaction committee, Dr. Stein contacted Mr. Bonney and proposed a contingent value right that resulted in a payment for achieving a product sales threshold of $125 million and prorated additional payments for product sales in excess of $125 million.

        Later on July 27, 2013, Dr. Bonney contacted Dr. Stein and communicated that Cubist was willing to accept a contingent value right that resulted in a $1.00 per share payment upon net product sales of $125 million in 2016 and a prorated additional $1.00 per share payment for the next $10 million in net product sales in 2016 capped at $135 million in net sales. Barclays also communicated that the Cubist Board was willing to provide either a registered or an unregistered contingent value right.

        On July 27, 2013, Cooley responded with comments to Ropes & Gray's July 26, 2013 merger agreement mark-up. Among the changes in the mark-up were revised termination and reverse termination fees equal to 3% and 6% of the equity value, respectively, and eliminated the expense reimbursement provision.

        On the evening of July 27, 2013, Ropes provided Cooley with a draft contingent value rights agreement. The agreement reflected a contingent value right that resulted in a cash payment of $1.00 per contingent value right upon achievement of cumulative net sales of pharmaceutical products containing tedizolid phosphate, other than in the territories covered by the Company's collaboration with Bayer, during 2016, in excess $125 million plus $0.10 per contingent value right for each $1 million by which net sales are in excess of $125 million during 2016. The aggregate payment per contingent value right was capped at $2.00.

        On the morning of July 28, 2013, the Board of Directors of the Company met, with representatives of the Company's management and legal and financial advisors participating in the meeting. The Board discussed the status of the sales process and discussions with Cubist, Company C and Company D. The Company's financial advisors preliminarily reviewed financial information on the Company and their joint financial analysis of the per share consideration. The financial advisors were then excused from the meeting and the Board discussed the revised proposal from Cubist, potential strategic alternatives for the Company and the recommendation of the strategic transaction committee. The Board indicated that, in light of Cubist's revised proposal, the significant additional time delay that would be required in order for Company C to submit a proposal and the lack of a response from Company D, it was supportive of proceeding with a transaction with Cubist.

        On July 28, 2013, representatives of Cubist, Ropes & Gray, Trius and Cooley participated in telephone conferences to discuss the timing to file a registration statement to register contingent value rights and it was communicated that Cubist would require up to 30 days following execution of a merger agreement to prepare required pro forma financial statements, obtain the required consent of its independent auditors and file the required registration statement with the SEC.

        Later on July 28, 2013, the strategic transaction committee had a telephonic meeting and determined that in light of the time it would take for Cubist to file a registration statement and the potential further delay with SEC review after filing, both of which would impact deal timing and certainty, Trius should elect to proceed with contingent value rights that are not registered.

        Between July 28 and July 30, 2013, representatives from Cubist, Ropes & Gray, Cooley and Trius had a series of telephone conversations to discuss certain open points related to the merger agreement and contingent value rights agreement, exchanged drafts of the merger agreement and contingent value rights agreement and negotiated the merger agreement and contingent value rights agreement. Among other things, Cubist and Trius negotiated that the termination fee would be 3% of the equity value of the offer price, including the net present value of the CVR, and that the reverse termination fee would be 5% of the equity value of the offer price, including the net present value of the CVR, if the merger agreement was terminated for circumstances involving the absence of antitrust regulatory approval.

        On July 29, 2013, Company D's financial advisor contacted a representative of Centerview and communicated that the advisor had no updates with respect to Company D's intentions with respect to the sale process.

        On July 30, 2013, the Board of Directors of the Company held a meeting with the Company's management and legal and financial advisors. During the meeting, representatives of Cooley first reviewed fiduciary duty considerations in the context of a proposed sale of Trius for cash. Cooley also reviewed the key provisions of the merger agreement, including structure and timing considerations, offer conditions, the inclusion of a top-up option, required regulatory approvals, the non-solicitation clause and fiduciary exceptions that would permit Trius to negotiate and accept an unsolicited superior proposal, subject to compliance with the merger agreement and Cubist's matching rights, the change in Board recommendation section, termination provisions, termination fee, reverse termination fee and circumstances under which the termination fee and reverse termination fee would be payable. Representatives of Cooley also reviewed the contingent value right agreement, including structure, the milestone and milestone period. Finally, representatives of Cooley reviewed the tender and support agreement and percentage of securities that would be subject to these agreements. The Company's Board of Directors asked questions and discussed at length the merger agreement, contingent value right agreement and related documentation. Also at this meeting, the Company's financial advisors confirmed their joint financial analysis of the per share consideration, and each separately delivered to the Company's Board of Directors an oral opinion, confirmed by delivery of a written opinion dated July 30, 2013, to the effect that, as of such date and based on and subject to various assumptions, matters considered and limitations and qualifications described in such opinion, the per share consideration provided for in the tender offer and the merger, taken together, by holders of Trius common stock (other than as specified in such opinion) was fair, from a financial point of view, to such holders. After further discussion, the Company's Board of Directors unanimously determined that the merger agreement and the transactions contemplated therein, including the tender offer and the merger, are advisable to, and in the best interest of, Trius and its stockholders, approved the execution, delivery and performance by Trius of the merger agreement and the consummation of the transactions contemplated therein, including the tender offer and the merger and resolved to recommend that the stockholders of Trius tender their shares pursuant to the Offer, and, if applicable, approve the adoption of the merger agreement and the transactions contemplated therein.

        Following the close of markets on July 30, 2013, the merger agreement and tender and voting agreements were signed and later that day, Cubist and Trius issued a joint press release announcing the execution of the merger agreement. A copy of the press release has been filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

(ii)
Reasons for Recommendation

        On July 30, 2013, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, Trius and its stockholders, (ii) approved the execution, delivery and performance by Trius of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up Option and the issuance of the Top-Up Shares and (iv) resolved to recommend that the stockholders of Trius tender their Shares to Purchaser pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

        Our Board of Directors considered numerous factors, including the following, each of which is supportive of its decision to approve the Merger Agreement and the Transactions and recommend the Transactions to the Trius stockholders:

  •
  the Offer includes an upfront cash component providing certainty, immediate value and liquidity to our stockholders;

  •
  the belief of our Board of Directors that the sales milestones in the CVR Agreement are reasonably achievable given the current phase of development of tedizolid phosphate, our internal projections for sales of tedizolid phosphate, Cubist's existing infrastructure for sale of hospital based anti-infective drugs and Cubist's marketing and sales track record for Cubicin®;

  •
  the (i) $13.50 per Share in cash, without interest plus (ii) one non-transferable CVR for each outstanding Share, with an implied total per share consideration, on a present value basis, of $14.83 per Share, represents approximately a 30% premium to the closing price of $11.45 per Share on July 29, 2013, the last full trading day before the Transactions were approved by our Board of Directors, an 82% premium to the closing price of $8.15 on June 6, 2013, the last full trading day before receipt of Cubist's initial written bid, a 50% premium to the 30-day volume-weighted average stock price and a 22% premium to Trius' 52-week high stock price of $12.16 per Share (See "Item 4. The Solicitation or Recommendation—Opinions of Trius' Financial Advisors—Summary of Joint Financial Analyses" with respect to the implied total per share consideration);

  •
  the belief of our Board of Directors, after a thorough review of strategic alternatives and discussions with Trius management and its legal counsel, that the Offer Price is more favorable to the stockholders of Trius than the potential value that might have resulted from other strategic opportunities potentially available to Trius, including completing a partnership relating to tedizolid phosphate in Europe and commercializing tedizolid phosphate in the United States as a standalone company or with a co-promotion partner;

  •
  the belief of our Board of Directors that as a result of arm's-length negotiations with Cubist and Purchaser, Trius and its representatives had negotiated the highest price per Share that Cubist was willing to pay for Trius and that the terms of the Merger Agreement include the most favorable terms to Trius in the aggregate to which Cubist and Purchaser were willing to agree;

  •
  our Board of Directors' assessment of Trius' prospects for substantially increasing stockholder value as a standalone company in excess of the Offer Price, given the risks and uncertainties in its business, including, the costs and risks associated with building a commercial infrastructure, hiring or leasing a sales force, launching and marketing tedizolid phosphate for the treatment of ABSSSI (assuming tedizolid phosphate receives marketing approval), and continuing the development of tedizolid phosphate for other indications, including hospital acquired pneumonia/ventilator acquired pneumonia ("HAP/VAP"; lower respiratory tract infections ("LRTI") as referred to in management's projections), and its other pipeline products; the amount of capital that Trius would need to raise to fund the commercialization of its products through projected cash flow breakeven results and the potential cost of capital, including the substantial dilution of the ownership percentage of existing stockholders that could be required to obtain necessary capital given uncertainty about potential milestone payments under the Bayer or future collaborations; the expected ramp in product sales given the size of sales force that Trius could reasonably afford; and the execution risks associated with transforming a relatively small biotechnology company focused on product development into a profitable specialty pharmaceutical company with efficient sales execution;

  •
  the expectation that Trius as a standalone company would need to complete a European partnering transaction on market terms and raise at least $80 million in capital in order to meet the projected development and commercial launch schedule set forth in the management base case projections as more fully described below under the caption "Financial Projections";

  •
  the belief of our Board of Directors that Trius had engaged in a reasonable process to obtain the best available value for the stockholders and created an opportunity for other potentially interested parties to negotiate a transaction with Trius if such parties were interested in a strategic transaction;

  •
  the separate opinions of Citi and Centerview, each dated July 30, 2013, to the Board of Directors as to the fairness, from a financial point of view and as of the date of the opinion, of the per share consideration provided for in the Offer and the Merger, taken together, by holders of Trius common stock (other than as specified in such opinion), which opinions were based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken as more fully described below under the caption "Opinions of Trius' Financial Advisors";

  •
  the fact that the Offer is structured as a tender offer, which can be completed, and the cash consideration and contractual CVR can be delivered to Trius' stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the Transactions on stockholders and employees, with a second-step merger in which stockholders who do not tender their Shares in the Offer will receive the same cash price and CVR payable for the Shares in the Offer;

  •
  the fact that the Purchaser must, at the election of Trius, extend the Offer for one or more periods until April 30, 2014, if at any scheduled expiration date of the Offer any condition to the Offer has not been satisfied or waived (other than the Minimum Condition (as defined in the Merger Agreement) for which Trius can only request one such extension);

  •
  the terms and conditions of the Merger Agreement and CVR Agreement, including the following related factors:

  •
  Cubist's ability to fund the Offer Price with cash;

  •
  the fact that Parent's and Purchaser's obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financing conditions and that Parent and Purchaser make representations and warranties in the Merger Agreement about the sufficiency of their financial resources to purchase Shares pursuant to the Offer and to consummate the Merger;

  •
  the nature of the conditions to Cubist's obligations to consummate the Offer and the other Transactions and the risk of non-satisfaction of such conditions;

  •
  the conclusion of our Board of Directors that the termination fee of $23.3 million and the circumstances when such termination fee may be payable by Trius, are reasonable in light of the benefit of the Offer and the other Transactions;

  •
  the conclusion of our Board of Directors that the reverse termination fee of $38.8 million and the circumstances, associated with the absence of regulatory approval of the Transactions, when such termination fee may be payable by Cubist are reasonable in light of the benefit of the Offer and the other Transactions;

  •
  the ability of our Board of Directors under the Merger Agreement to withdraw or modify its recommendation that Trius' stockholders accept the Offer and tender their Shares in certain circumstances, including in connection with a superior offer, and Trius' right to terminate the Merger Agreement in order to accept a superior offer and enter into a definitive agreement with respect to such superior offer, in both cases subject to payment of a termination fee and the related ability for any other party to approach Trius if such party is potentially interested in such a transaction subject to the terms and conditions of the Merger Agreement;

  •
  the availability of statutory appraisal rights to Trius' stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL; and

  •
  the terms of the CVR Agreement, including the due diligence obligation, audit rights, and reporting rights and the fact that each holder will be a third party beneficiary.

        Our Board of Directors also considered a variety of risks and other potentially negative factors of the Merger Agreement and the Transactions, including the following:

  •
  the fact that Trius' stockholders will not participate in any potential future benefit from obtaining regulatory approval for and commercializing tedizolid phosphate or from value created through its preclinical programs other than up to $2.00 per Share under the CVR Agreement;

  •
  the effect of the announcement and pendency of the Merger Agreement and the Offer on Trius' operations, employees, collaboration partners, suppliers and its ability to retain employees;

  •
  the fact that our executive officers and members of our Board of Directors may be deemed to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of our stockholders, generally;

  •
  the fact that, if the Offer and the other Transactions are not consummated in a timely manner or at all:

  •
  the trading price of Shares may be adversely affected;

  •
  Trius will have incurred significant transaction and opportunity costs attempting to consummate the Transactions;

  •
  Trius may have lost potential collaboration partners and employees after announcement of the Offer;

  •
  Trius' business may be subject to significant disruption;

  •
  Trius' directors, officers and other employees will have expended considerable time and effort to consummate the Transactions;

  •
  the $23.3 million termination fee payable to Purchaser upon the occurrence of certain events, including the potential effect of such termination fee to deter other potential acquirers from publicly making a competing offer for Trius that might be more advantageous to Trius' stockholders, and the impact of the termination fee on Trius' ability to engage in certain other transactions for twelve months from the date of the Merger Agreement is terminated in certain circumstances;

  •
  the fact that the gain realized by Trius' stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

  •
  the restrictions in the Merger Agreement on the conduct of Trius' business prior to the consummation of the Merger, which may delay or prevent Trius from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger.

        Our Board of Directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and Merger were outweighed by the potential benefits of the Offer and Merger.

        The foregoing discussion of our Board of Directors reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by our Board of Directors in connection with its recommendation. In view of the wide variety of factors considered by our Board of Directors in connection with the evaluation of the Offer and the complexity of these matters, our Board of Directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of our Board of Directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of our Board of Directors considered the interests of our executive officers and directors as described under "Past Contacts, Transactions, Negotiations and Agreements" in Item 3 above.

(iii)
Certain Financial Projections

        Trius does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections. In connection with consideration of unsolicited proposals, our management prepared base case financial projections that reflect the results that management believes would most likely occur if we were to remain independent and follow our current commercialization strategy for tedizolid phosphate. We provided the management base case projections to our Board of Directors in connection with its review of potential strategic alternatives and our financial advisors and directed our financial advisors to rely on these base case projections for use in connection with their financial analyses and respective opinions. Trius did not provide the management base case projections to Parent or Purchaser.

        The information set forth below is included solely to give Trius stockholders access to certain financial projections that were made available to our Board of Directors and advisors and is not included in this Schedule 14D-9 in order to influence any stockholder's decision to tender Shares in the Offer or any other purpose.

        The financial projections were not prepared with a view toward public disclosure, or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or United States generally accepted accounting principles ("GAAP"). Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information included below, or expressed any opinion or any other form of assurance on such information or its achievability.

        The financial projections estimate net revenue for sales of tedizolid phosphate in the United States and royalties and collaboration revenue for tedizolid phosphate sales ex-United States under our collaboration agreement with Bayer and under an assumed collaboration agreement covering Europe, which does not now exist, but which we expect we would have entered into had we not pursued the Transactions with Cubist. The financial projections also estimate operating income (calculated as net revenue minus cost of goods sold, research and development, sales and marketing costs, general and administrative expenses and stock based compensation) and net income (calculated as operating income minus taxes). The financial projections reflect numerous estimates and assumptions made by Trius' management with respect to general business, economic, competitive, regulatory, market and financial conditions and other future events, as well as matters specific to Trius' business, all of which are difficult to predict and many of which are beyond Trius' control. The financial projections of Trius as a standalone company were prepared in accordance with GAAP except as otherwise noted and include estimates that are not prepared in accordance with GAAP.

        The management base case projections assume that tedizolid phosphate is launched for commercial sale for the treatment of ABSSSI in 2014 assumes that Trius also receives revenue for the spontaneous use of tedizolid phosphate for the treatment of LRTI (which includes HAP/VAP, the indication Trius is pursuing), bacteremia and other infections. The management base case projections exclude revenue and expenses, including overhead R&D expenses, associated with Trius' preclinical programs for the bacterial enzymes DNA gyrase, consisting of GyrA and GyrB, and Topoisomerase IV, consisting of ParC and ParE, as management could not reasonably prepare revenue projections for the preclinical programs in light of, among other things, the early stage of the preclinical programs, and Trius' need to focus its capital resources on obtaining marketing approval for tedizolid phosphate, building a commercial infrastructure in the United States, including a sales force, and launching and marketing tedizolid phosphate for sale in the United States and pursuing additional clinical trials of tedizolid phosphate for the treatment of LRTI and other indications.

        In preparing the financial projections, Trius' management assumed, with respect to United States revenue, commercialization in the United States and overall tedizolid phosphate net pricing per day equal to $185 per day in 2014 with 3% annual price increases and overall annual market growth of 2% in antibiotics labeled for MRSA, ABSSSI peak penetration (based upon projected days of treatment ("DOT")) of 6% by 2019 and a probability of success ("PoS"), adjustment of 93% (based on DiMasi et al. "Trends in Risk Associated with New Drug Development; Success Rates for Investigational Drugs" Nature 2010; post Phase 3 trials, pre FDA-approval) LRTI peak penetration (based upon DOT) of 8% by 2021 and PoS adjustment of 59% (based on DiMasi et al. "Trends in Risk Associated with New Drug Development; Success Rates for Investigational Drugs" Nature 2010; based on a risk profile of a drug in Phase 3), bacteremia peak penetration (based upon DOT) of 3.5% by 2020 and PoS adjustment of 59% (based on DiMasi et al. "Trends in Risk Associated with New Drug Development; Success Rates for Investigational Drugs" Nature 2010; based on a risk profile of a drug in Phase 3), and other infection peak penetration (based upon DOT) of 2.5% by 2020 and PoS adjustment of 59% (based on DiMasi et al. "Trends in Risk Associated with New Drug Development; Success Rates for Investigational Drugs" Nature 2010; based on a risk profile of a drug in Phase 3); with respect to revenue outside the United States, Trius assumed that it would receive upfront and milestone payments from a yet to be identified European partner and assumed the receipt of milestones and royalties and with respect to Japan and the rest of the world, through the collaboration with Bayer; Trius also assumed that it would be reimbursed for certain of its ongoing clinical trial and development costs under its collaboration agreement with Bayer and its potential European collaboration agreement; Trius assumed overall sales and marketing expenses of $17 - $89 million annually from 2013 through 2018 with a 5% growth starting in 2018 including a PoS adjustment of 93% assuming standalone United States commercialization of tedizolid phosphate; and overall research and development expenses of $56 -$33 million annually, from 2013 through 2018 with a decline to $10 million by 2027. The projections further assume that Trius would be required and would be able to raise $80 million additional capital at a 15% discount to the current share price when needed in order to meet the projected development and commercial launch schedule.

        The financial projections reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the financial projections should not be regarded as an indication that Trius, or anyone who received the projections then considered, or now considers, the projections to be material information of Trius or necessarily predictive of actual future events, and this information should not be relied upon as such. Trius views the financial projections as non-material because of the inherent risks and uncertainties associated with such long-range projections. Trius does not intend to, and disclaims any obligation to, update, revise or correct the projections if any of it is or becomes inaccurate (even in the short term).

        The financial projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding Trius in its public filings with the SEC. The financial projections do not take into account any circumstances or events occurring after the date they were prepared. Further, the financial projections do not take into account the effect of any failure of the Offer or the Merger to be consummated and should not be viewed as accurate or continuing in that context. Stockholders are cautioned not to place undue, if any, reliance on the financial projections included in this Schedule 14D-9.

Management Case Projections
(in millions)

	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
U.S. Net Revenue	—	$1	$48	$133	$180	$247	$318	$367	$406	$427	$448	$471	$495	$520	$553	$430
U.S. & E.U. Revenue	$0	$7	$57	$144	$196	$268	$341	$393	$432	$454	$476	$500	$525	$551	$586	$456
Total Trius Revenue (Excluding Milestones)	$4	$13	$63	$152	$213	$285	$363	$419	$461	$485	$509	$534	$561	$587	$622	$492
Total Trius Revenue(1)	$26	$20	$72	$156	$222	$294	$363	$419	$461	$485	$509	$534	$561	$587	$622	$492
COGS	—	(0)	(4)	(11)	(19)	(28)	(37)	(44)	(49)	(52)	(54)	(57)	(60)	(63)	(66)	(54)

Gross Profit	$26	$20	$69	$145	$203	$266	$326	$375	$412	$433	$455	$477	$501	$525	$556	$438

Total R&D	(56)	(55)	(55)	(48)	(48)	(33)	(24)	(22)	(20)	(18)	(16)	(14)	(12)	(10)	(10)	(8)
S&M @ 93% PoS Adj.	(17)	(59)	(83)	(85)	(87)	(89)	(94)	(99)	(103)	(109)	(114)	(120)	(126)	(132)	(139)	(109)
G&A	(10)	(14)	(13)	(13)	(13)	(13)	(14)	(15)	(15)	(16)	(17)	(18)	(19)	(20)	(21)	(16)
Stock-Based Comp	(5)	(8)	(8)	(8)	(8)	(8)	(9)	(9)	(9)	(10)	(10)	(11)	(11)	(12)	(13)	(10)

Total Operating Expense	($89)	($137)	($159)	($154)	($157)	($144)	($141)	($144)	($149)	($153)	($158)	($163)	($168)	($174)	($182)	($143)

Operating Income	($63)	($117)	($90)	($9)	$46	$123	$186	$231	$264	$280	$297	$314	$332	$351	$374	$295

Taxes (if profitable)	—	—	—	—	(16)	(43)	(65)	(81)	(92)	(98)	(104)	(110)	(116)	(123)	(131)	(103)
Net Income	($63)	($117)	($90)	($9)	$30	$80	$121	$150	$171	$182	$193	$204	$216	$228	$243	$192
Add: Depreciation & Amortization	1	1	2	2	2	2	2	3	3	3	3	4	4	5	5	6
Add: Stock-Based Compensation	5	8	8	8	8	8	9	9	9	10	10	11	11	12	13	10
Less: Capital Expenditure	(0)	(2)	(3)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(5)	(5)	(5)	(6)
Less: Working Capital	0	(15)	(5)	(9)	(5)	(7)	(7)	(5)	(4)	(2)	(2)	(2)	(2)	(3)	(3)	12

Free Cash Flow(2)	($57)	($125)	($89)	($11)	$32	$80	$121	$153	$176	$189	$200	$212	$225	$237	$253	$214

(1)
Trius is unable to provide an estimate of any deferral of net product revenues that would be required under GAAP from the launch of our products until such time as we have sufficient operating history to estimate returns and chargebacks (typically the first 3 to 4 quarters) and is therefore unable to provide a non-GAAP to GAAP reconciliation. For any such period in which Trius records deferred revenue, the amount of net product sales listed above will be equal to the sum of such deferred revenue and the amount of net product revenues that are actually recognized in such period in accordance with GAAP.

(2)
The Free Cash Flow numbers were calculated from net income plus depreciation & amortization plus stock based compensation expense less capital expenditure less working capital. Free Cash Flow is not a GAAP amount.

Sensitivities.

        In addition to management's base case financial projections, management prepared financial projections under three alternative business scenarios in order to allow our Board of Directors to consider sensitivities in the results of the base case financial projections. These sensitivities also were provided to our financial advisors but not to Parent or Purchaser. Sensitivity A assumes enhanced penetration in all indications and spontaneous uses (ABSSSI peak penetration (based upon DOT) of 7% by 2019, LRTI peak penetration (based upon DOT) of 9% by 2021, bacteremia peak penetration (based upon DOT) of 7% by 2020 and, with respect to revenue in the European Union, an increase in bacteremia and other infections) than in the base case. Sensitivity B assumes enhanced penetration in ABSSSI and LRTI indications (ABSSSI peak penetration (based upon DOT) of 7% by 2019, LRTI peak penetration (based upon DOT) of 9% by 2021) and no sales in bacteremia or other infections. Sensitivity C assumes a 50/50 co-promote partner in the United States and achievement of 115% of base case United States revenue, sales and marketing 50/50 cost split of $9 million-$44 million from 2013 through 2018 and 5% growth starting in 2018 and research and development 50/50 cost split of $5 - $28 million annually and the net impact of $50 million in capital (rather than $80 million assumed in the management base case and other Sensitivity cases).

Sensitivity A—Enhanced Penetration in all Indications
(in millions)

	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
U.S. Net Revenue	—	$1	$55	$148	$214	$311	$424	$502	$542	$570	$599	$629	$661	$694	$729	$575
U.S. & E.U. Revenue	$0	$7	$65	$158	$231	$332	$449	$533	$582	$612	$642	$674	$708	$743	$780	$614
Total Trius Revenue (Excluding Milestones)	$4	$13	$71	$166	$247	$349	$472	$559	$610	$643	$675	$708	$743	$779	$816	$651
Total Trius Revenue(1)	$26	$20	$80	$171	$257	$358	$472	$559	$610	$643	$675	$708	$743	$779	$816	$651
COGS	—	(0)	(4)	(12)	(22)	(34)	(47)	(57)	(63)	(66)	(70)	(73)	(77)	(81)	(84)	(69)

Gross Profit	$26	$20	$76	$158	$235	$324	$424	$502	$548	$576	$605	$635	$666	$698	$732	$582

Total R&D	(56)	(55)	(55)	(48)	(48)	(33)	(24)	(22)	(20)	(18)	(16)	(14)	(12)	(10)	(10)	(8)
S&M @ 93% PoS Adj.	(17)	(59)	(83)	(85)	(87)	(89)	(94)	(99)	(103)	(109)	(114)	(120)	(126)	(132)	(139)	(109)
G&A	(10)	(14)	(13)	(13)	(13)	(13)	(14)	(15)	(15)	(16)	(17)	(18)	(19)	(20)	(21)	(16)
Stock-Based Comp	(5)	(8)	(8)	(8)	(8)	(8)	(9)	(9)	(9)	(10)	(10)	(11)	(11)	(12)	(13)	(10)

Total Operating Expense	($89)	($137)	($159)	($154)	($157)	($144)	($141)	($144)	($149)	($153)	($158)	($163)	($168)	($174)	($182)	($143)

Operating Income	($63)	($117)	($83)	$5	$78	$181	$284	$358	$399	$423	$447	$472	$498	$524	$550	$439

Taxes (if profitable)	—	—	—	(2)	(27)	(63)	(99)	(125)	(140)	(148)	(157)	(165)	(174)	(184)	(192)	(154)
Net Income	($63)	($117)	($83)	$3	$51	$118	$184	$233	$260	$275	$291	$307	$324	$341	$357	$285
Add: Depreciation & Amortization	1	1	2	2	2	2	2	3	3	3	3	4	4	5	5	6
Add: Stock-Based Compensation	5	8	8	8	8	8	9	9	9	10	10	11	11	12	13	10
Less: Capital Expenditure	(0)	(2)	(3)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(5)	(5)	(5)	(6)
Less: Working Capital	0	(15)	(5)	(9)	(7)	(10)	(11)	(8)	(4)	(3)	(3)	(3)	(3)	(3)	(4)	15

Free Cash Flow(2)	($57)	($125)	($82)	$0	$51	$114	$180	$233	$264	$281	$297	$314	$332	$349	$367	$311

(1)
Trius is unable to provide an estimate of any deferral of net product revenues that would be required under GAAP from the launch of our products until such time as we have sufficient operating history to estimate returns and chargebacks (typically the first 3 to 4 quarters) and is therefore unable to provide a non-GAAP to GAAP reconciliation. For any such period in which Trius records deferred revenue, the amount of net product sales listed above will be equal to the sum of such deferred revenue and the amount of net product revenues that are actually recognized in such period in accordance with GAAP.

(2)
The Free Cash Flow numbers were calculated from net income plus depreciation & amortization plus stock based compensation expense less capital expenditure less working capital. Free Cash Flow is not a GAAP amount.

Sensitivity B—Enhanced ABSSSI / LRTI; Excluded Bacteremia & Other Infection
(in millions)

	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
U.S. Net Revenue	—	$1	$34	$101	$135	$170	$277	$334	$366	$385	$404	$424	$446	$469	$492	$388
U.S. & E.U. Revenue	$0	$7	$42	$109	$145	$182	$289	$347	$378	$396	$416	$436	$458	$480	$504	$397
Total Trius Revenue (Excluding Milestones)	$4	$13	$48	$116	$161	$197	$308	$370	$403	$424	$444	$466	$489	$512	$536	$429
Total Trius Revenue(1)	$26	$20	$58	$121	$170	$206	$308	$370	$403	$424	$444	$466	$489	$512	$536	$429
COGS	—	(0)	(3)	(8)	(14)	(19)	(31)	(37)	(42)	(44)	(47)	(49)	(52)	(54)	(56)	(46)

Gross Profit	$26	$20	$55	$113	$156	$187	$278	$332	$361	$379	$398	$417	$437	$458	$480	$383

Total R&D	(56)	(55)	(55)	(48)	(48)	(33)	(24)	(22)	(20)	(18)	(16)	(14)	(12)	(10)	(10)	(8)
S&M @ 93% PoS Adj.	(17)	(59)	(83)	(85)	(87)	(89)	(94)	(99)	(103)	(109)	(114)	(120)	(126)	(132)	(139)	(109)
G&A	(10)	(14)	(13)	(13)	(13)	(13)	(14)	(15)	(15)	(16)	(17)	(18)	(19)	(20)	(21)	(16)
Stock-Based Comp	(5)	(8)	(8)	(8)	(8)	(8)	(9)	(9)	(9)	(10)	(10)	(11)	(11)	(12)	(13)	(10)

Total Operating Expense	($89)	($137)	($159)	($154)	($157)	($144)	($141)	($144)	($149)	($153)	($158)	($163)	($168)	($174)	($182)	($143)

Operating Income	($63)	($117)	($104)	($41)	($1)	$43	$137	$188	$213	$226	$240	$254	$269	$284	$298	$240

Taxes (if profitable)	—	—	—	—	—	(15)	(48)	(66)	(74)	(79)	(84)	(89)	(94)	(99)	(104)	(84)
Net Income	($63)	($117)	($104)	($41)	($1)	$28	$89	$122	$138	$147	$156	$165	$175	$185	$193	$156
Add: Depreciation & Amortization	1	1	2	2	2	2	2	3	3	3	3	4	4	5	5	6
Add: Stock-Based Compensation	5	8	8	8	8	8	9	9	9	10	10	11	11	12	13	10
Less: Capital Expenditure	(0)	(2)	(3)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(5)	(5)	(5)	(6)
Less: Working Capital	0	(15)	(3)	(7)	(3)	(4)	(11)	(6)	(3)	(2)	(2)	(2)	(2)	(2)	(2)	10

Free Cash Flow(2)	($57)	($125)	($101)	($41)	$2	$31	$86	$124	$143	$154	$164	$174	$184	$194	$204	$176

(1)
Trius is unable to provide an estimate of any deferral of net product revenues that would be required under GAAP from the launch of our products until such time as we have sufficient operating history to estimate returns and chargebacks (typically the first 3 to 4 quarters) and is therefore unable to provide a non-GAAP to GAAP reconciliation. For any such period in which Trius records deferred revenue, the amount of net product sales listed above will be equal to the sum of such deferred revenue and the amount of net product revenues that are actually recognized in such period in accordance with GAAP.

(2)
The Free Cash Flow numbers were calculated from net income plus depreciation & amortization plus stock based compensation expense less capital expenditure less working capital. Free Cash Flow is not a GAAP amount.

Sensitivity C—ABSSSI, LRTI, Bacteremia & Other Infection (with U.S. Co-promote)
(in millions)

	2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E
U.S. Net Revenue	—	$1	$27	$77	$103	$142	$183	$211	$234	$245	$258	$271	$285	$299	$318	$248
U.S. & E.U. Revenue	$0	$7	$37	$87	$120	$163	$206	$237	$260	$272	$286	$300	$315	$330	$351	$273
Total Trius Revenue (Excluding Milestones)	$4	$13	$43	$95	$136	$180	$228	$263	$288	$303	$318	$334	$350	$366	$387	$310
Total Trius Revenue(1)	$66	$54	$52	$100	$196	$189	$303	$263	$288	$303	$318	$334	$350	$366	$387	$310
COGS	—	(0)	(2)	(7)	(13)	(19)	(26)	(30)	(34)	(36)	(38)	(40)	(42)	(43)	(46)	(38)

Gross Profit	$66	$54	$50	$93	$183	$170	$277	$232	$254	$267	$281	$294	$308	$323	$342	$271

Total R&D	(28)	(28)	(28)	(24)	(24)	(16)	(12)	(11)	(10)	(9)	(8)	(7)	(6)	(5)	(5)	(4)
S&M @ 93% PoS Adj.	(9)	(29)	(41)	(42)	(43)	(44)	(46)	(48)	(50)	(53)	(56)	(58)	(61)	(64)	(68)	(53)
G&A	(10)	(14)	(13)	(13)	(13)	(13)	(14)	(15)	(15)	(16)	(17)	(18)	(19)	(20)	(21)	(16)
Stock-Based Comp	(5)	(8)	(8)	(8)	(8)	(8)	(9)	(9)	(9)	(10)	(10)	(11)	(11)	(12)	(13)	(10)

Total Operating Expense	($52)	($79)	($89)	($86)	($88)	($81)	($80)	($83)	($85)	($88)	($91)	($94)	($97)	($101)	($106)	($83)

Operating Income	$14	($24)	($39)	$7	$95	$89	$197	$150	$169	$179	$190	$200	$211	$222	$236	$188

Taxes (if profitable)	(5)	—	—	(2)	(33)	(31)	(69)	(52)	(59)	(63)	(66)	(70)	(74)	(78)	(83)	(66)
Net Income	$9	($24)	($39)	$4	$62	$58	$128	$97	$110	$117	$123	$130	$137	$144	$153	$122
Add: Depreciation & Amortization	1	1	2	2	2	2	2	3	3	3	3	4	4	5	5	6
Add: Stock-Based Compensation	5	8	8	8	8	8	9	9	9	10	10	11	11	12	13	10
Less: Capital Expenditure	(0)	(2)	(3)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(4)	(5)	(5)	(5)	(6)
Less: Working Capital	0	(15)	(3)	(5)	(3)	(4)	(4)	(3)	(2)	(1)	(1)	(1)	(1)	(1)	(2)	7

Free Cash Flow(2)	$15	($32)	($35)	$6	$65	$60	$131	$102	$116	$124	$131	$139	$147	$155	$164	$139

(1)
Trius is unable to provide an estimate of any deferral of net product revenues that would be required under GAAP from the launch of our products until such time as we have sufficient operating history to estimate returns and chargebacks (typically the first 3 to 4 quarters) and is therefore unable to provide a non-GAAP to GAAP reconciliation. For any such period in which Trius records deferred revenue, the amount of net product sales listed above will be equal to the sum of such deferred revenue and the amount of net product revenues that are actually recognized in such period in accordance with GAAP.

(2)
The Free Cash Flow numbers were calculated from net income plus depreciation & amortization plus stock based compensation expense less capital expenditure less working capital. Free Cash Flow is not a GAAP amount.

        Our management also estimated present value (per share) ranges for G&A and other corporate costs, net operating losses and cash and directed our financial advisors to rely on these estimates in connection with their financial analyses and respective opinions. Trius' management estimated values (per share) for G&A and other corporate costs (which includes G&A, working capital, capital expenditures, other unallocated research and operating expenses), which resulted in estimated present value ranges for G&A and other corporate costs of $(3.05) – $(3.30) for the management base case projections, $(3.00) – $(3.25) for Sensitivity A, $(3.20) – (3.45) for Sensitivity B and $(2.20) – (2.40) for Sensitivity C; Trius' management estimated values (per share) for net operating losses/future tax losses, which resulted in estimated present value ranges for net operating losses/future tax losses of $1.65 – $1.65 for the management base case projections, $1.60 – $1.60 for Sensitivity A, $1.80 – $1.80 for Sensitivity B and $0.75 – $0.75 for Sensitivity C; and Trius' management estimated values (per share) for cash, which resulted in estimated present value ranges for cash of $1.30 – $1.30 for the management base case projections, $1.30 – $1.30 for Sensitivity A, $1.35 – $1.35 for Sensitivity B and $1.35 – $1.35 for Sensitivity C.

(iv)
Intent to Tender

        To our knowledge, after making reasonable inquiry, and as required by the Tender and Voting Agreements, all of our executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the approval of the Merger and the approval and adoption of the Merger Agreement. The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the Supporting Stockholders have entered into Tender and Voting Agreements, pursuant to which each has agreed, in his or its capacity as a stockholder of Trius, to tender all of his, her or its Shares, as well as any additional Shares that he, she or it may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

        Each Supporting Stockholder's Tender and Voting Agreement will terminate upon the earlier of (i) the day after the Merger is consummated, (ii) April 30, 2014, (iii) the termination of the Merger Agreement in accordance with its terms or (iv) certain other events as described in the Tender and Voting Agreements. As of July 30, 2013, the outstanding Shares subject to the Tender and Voting Agreements represented approximately 22% of the total outstanding Shares.

(v)
Opinions of Trius' Financial Advisors

Opinion of Citigroup Global Markets Inc.

        Trius has retained Citi as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, Trius requested that Citi evaluate the fairness, from a financial point of view, of the per share consideration to be received in the Offer and the Merger, taken together, by holders of Trius common stock. On July 30, 2013, at a meeting of the Board of Directors held to evaluate the Offer and the Merger, Citi delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated July 30, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the per share consideration to be received in the Offer and the Merger, taken together, by holders of Trius common stock (other than Cubist, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

        The full text of Citi's written opinion, dated July 30, 2013, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex II and is incorporated herein by reference. The description of Citi's opinion set forth below is qualified in its entirety by reference to the full text of Citi's opinion. Citi's opinion was provided for the information of the Board of Directors (in its capacity as such) in connection with its evaluation of the per share consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Citi was not requested to consider, and its opinion did not address, the underlying business decision of Trius to effect the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies or opportunities that might exist for Trius or the effect of any other transaction in which Trius might engage. Citi's opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Trius common stock in the Offer or how any stockholder should act on any matters relating to the Offer, the Merger or otherwise.

        In arriving at its opinion, Citi:

  •
  reviewed an execution version, provided to Citi on July 30, 2013, of the Merger Agreement and form of Contingent Value Rights Agreement attached thereto;

  •
  held discussions with certain of Trius' senior officers, directors and other representatives and advisors concerning the business, operations and prospects of Trius;

  •
  reviewed certain publicly available business and financial information relating to Trius;

  •
  reviewed certain financial forecasts and other information and data relating to Trius provided to or discussed with Citi by Trius' management, including Trius management's base case financial forecasts and sensitivities thereto reflecting alternative business scenarios;

  •
  reviewed the financial terms of the Offer and the Merger as set forth in the Merger Agreement in relation to, among other things, current and historical market prices and trading volumes of Trius common stock, Trius' projected earnings and other operating data, and Trius' capitalization and financial condition;

  •
  analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations Citi considered relevant in evaluating those of Trius; and

  •
  conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as Citi deemed appropriate in arriving at its opinion.

        In rendering its opinion, Citi assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with Citi and upon the assurances of the managements of Trius and Cubist that they were not aware of any relevant information that was omitted or that remained undisclosed to Citi. With respect to the financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Citi relating to Trius, Citi was directed, based on the assessments of Trius' management, to rely upon Trius management's base case forecasts for purposes of Citi's financial analyses and opinion and assumed, consistent with such base case forecasts and other information and data, that the CVR milestones would be fully achieved. Citi was advised by Trius' management and assumed, with Trius' consent, that Trius management's base case forecasts and other information and data relied upon for purposes of Citi's financial analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and judgments of Trius' management as to the future financial performance of Trius. Citi relied, with Trius' consent, upon the assessments of Trius' management as to (i) the potential impact on Trius of governmental and regulatory policies and matters affecting the pharmaceutical industry and (ii) the validity of, and risks associated with, the product candidates of Trius and related indications therefor (including, without limitation, the timing and probability of successful development and marketing of such product candidates and related indications, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto). In connection with its engagement and at the direction of Trius, Citi was requested to approach, and held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Trius.

        Citi did not make, and it was not provided with, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Trius and Citi did not make any physical inspection of the properties or assets of Trius. Citi assumed, with Trius' consent, that the Offer and the Merger would be consummated in accordance with their terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Trius or the Offer and the Merger. Representatives of Trius advised Citi, and Citi also assumed, that the final terms of the Merger Agreement (and form of Contingent Value Rights Agreement attached thereto) would not vary materially from those set forth in the execution version Citi reviewed.

        Citi's opinion did not address any terms (other than the per share consideration to the extent expressly specified in its opinion) or other aspects or implications of the Offer or the Merger, including, without limitation, the form or structure of the Offer and the Merger, the form or terms of the CVR with respect to transferability, illiquidity or otherwise or any tender and voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the

Offer and the Merger or otherwise. Citi expressed no view as to, and its opinion did not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Offer and the Merger, or any class of such persons, relative to the per share consideration or otherwise. In addition, Citi did not express any opinion as to the actual value of the CVR upon issuance or the prices at which Trius common stock would trade at any time. Citi's opinion was necessarily based on information available, and financial, stock market and other conditions and circumstances existing and disclosed, to Citi as of the date of its opinion. It was noted that the credit, financial and stock markets have been experiencing unusual volatility and Citi expressed no opinion or view as to any potential effects of such volatility on Trius, the Offer and the Merger. The issuance of Citi's opinion was authorized by Citi's fairness opinion committee.

Miscellaneous

        Citi and its affiliates in the past have provided and in the future may provide investment banking and other financial services to Trius and Cubist unrelated to the Offer and the Merger, for which services Citi and its affiliates received and expect to receive compensation including, during the two-year period prior to the date of its opinion, having acted as joint bookrunning manager for public offerings of Trius common stock in January 2012 and January 2013 for which Citi received aggregate fees of approximately $2.75 million. In the ordinary course of business, Citi and its affiliates may actively trade or hold the securities of Trius and Cubist for their own account or for the account of their customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Citi and its affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Trius, Cubist and their respective affiliates.

        Trius selected Citi to act as its financial advisor in connection with the Offer and the Merger based on Citi's knowledge of the pharmaceutical industry, reputation, experience and familiarity with Trius. Citi is an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

        For a description of the terms of Citi's engagement as Trius' financial advisor, see the discussion under "Item 5. Person/Assets Retained, Employed, Compensated or Used" below.

Opinion of Centerview Partners LLC

        Trius has retained Centerview as a financial advisor in connection with the Offer and the Merger. In connection with this engagement, Trius requested that Centerview evaluate the fairness, from a financial point of view, of the per share consideration to be received in the Offer and the Merger, taken together, by holders of Trius common stock. On July 30, 2013, at a meeting of the Board of Directors held to evaluate the Offer and the Merger, Centerview delivered to the Board an oral opinion, confirmed by delivery of a written opinion dated July 30, 2013, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations and qualifications described in its opinion, the per share consideration to be paid in the Offer and the Merger, taken together, to holders of Trius common stock (other than dissenting shares, shares held by Trius or in Trius' treasury, shares held by Cubist, Purchaser or any wholly owned subsidiary of Cubist and shares held by any affiliate of Cubist or Purchaser and their respective affiliates, collectively referred to for purposes of this section as "excluded shares") was fair, from a financial point of view, to such holders.

        The full text of Centerview's written opinion, dated July 30, 2013, which describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Annex III and is incorporated herein by reference. The description of Centerview's opinion set forth below is qualified in its entirety by reference to the full text of Centerview's opinion. Centerview's opinion was provided for the information and assistance of the Board of Directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its evaluation of the per share consideration from a financial point of view and did not address any other aspects or implications of the Offer or the Merger. Centerview expressed no view as to, and its opinion did not address, the underlying business decision of Trius to effect the Offer or the Merger, the relative merits of the Offer or the Merger as compared to any alternative business strategies or transactions that might be available to Trius or any other transaction in which Trius might engage. Centerview's opinion does not constitute a recommendation to any stockholder of Trius as to whether or not such holder should tender shares of Trius common stock in connection with the Offer, or to any stockholder of Trius or any other person as to how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Offer and the Merger or any other matter.

        In arriving at its opinion, Centerview:

  •
  reviewed an execution version, provided to Centerview on July 30, 2013, of the Merger Agreement and form of Contingent Value Rights Agreement attached thereto;

  •
  reviewed annual reports on Form 10-K of Trius for the years ended December 31, 2012, December 31, 2011 and December 31, 2010;

  •
  reviewed certain interim reports to stockholders and quarterly reports on Form 10-Q of Trius;

  •
  reviewed certain publicly available research analyst reports for Trius;

  •
  reviewed certain other communications from the Trius to its stockholders;

  •
  reviewed certain financial forecasts and other internal information and data relating to the business, operations, projected earnings, cash flow, assets, liabilities and prospects of Trius, including Trius management's base case financial forecasts relating to Trius and sensitivities thereto reflecting alternative business scenarios, prepared by Trius' management and furnished to Centerview by Trius for purposes of Centerview's analysis;

  •
  conducted discussions with certain members of Trius' senior management and representatives regarding their assessment of the forecasts and other internal data referred to above and the strategic rationale for the Offer and the Merger;

  •
  reviewed publicly available financial and stock market data, including valuation multiples, for Trius and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant; and

  •
  conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

        In rendering its opinion, Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Trius' consent, relied upon such information as being complete and accurate. With respect to the forecasts and other internal data referred to above, Centerview was directed, based on the assessments of Trius' management, to rely upon Trius management's base case forecasts for purposes of Centerview's financial analyses and opinion. Centerview assumed, at Trius' direction, that Trius management's base case forecasts and other internal data relied upon for purposes of Centerview's financial analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and judgments of Trius' management as to the matters covered thereby. Centerview expressed no view or opinion as to such forecasts or other internal data, the assumptions on which they were based or any alternative business scenarios reflected therein. In connection with its engagement and at the direction of Trius, Centerview was requested to approach, and held discussions with, selected parties to solicit indications of interest in the possible acquisition of Trius.

        At Trius' direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of Trius, nor was Centerview furnished with any such evaluation or appraisal, and Centerview was not asked to conduct, and it did not conduct, a physical inspection of the properties or assets of Trius. Centerview assumed, at Trius' direction, that the final executed Merger Agreement (and form of Contingent Value Rights Agreement attached thereto) would not differ in any respect material to Centerview's analysis or opinion from the execution version (or form thereof) reviewed by Centerview. Centerview also assumed, at Trius' direction, that the Offer and the Merger would be consummated on the terms set forth in the Merger Agreement, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview's analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Offer and the Merger, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Centerview's analysis or opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Trius, or the ability of Trius to pay its obligations when due, or as to the impact of the Offer or the Merger on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and it expressed no opinion as to any legal, regulatory, tax or accounting matters.

        Centerview's opinion was limited to and addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Trius common stock (other than excluded shares) of the per share consideration to be paid to the holders of such shares pursuant to the Merger Agreement. Centerview was not asked to, nor did it, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Offer or the Merger, including, without limitation, the structure or form of the Offer or the Merger, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any tender and voting or other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Offer or the Merger, including, without limitation, the fairness of the Offer or the Merger or any other term or aspect of the Offer or the Merger to, or any consideration to be received in connection therewith by, or the impact of the Offer or the Merger on, the holders of any other class of securities, creditors or other constituencies of Trius or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Trius or any party, or class of such persons in connection with the Offer and the Merger, whether relative to the per share consideration to be paid to the holders of Trius common stock (other than Cubist, Purchaser and their respective affiliates) pursuant to the Merger Agreement or otherwise. Centerview's opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of its opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of its opinion. The issuance of Centerview's opinion was approved by Centerview's fairness opinion committee.

Miscellaneous

        In the past two years, Centerview has not provided investment banking services to Trius or Cubist for which it received compensation. Centerview may provide investment banking and other services to or with respect to Trius, Cubist or their respective affiliates in the future, for which it may receive compensation. Certain (i) of Centerview's and its affiliates' directors, officers, members and employees, or family members of such persons, (ii) of Centerview's affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities of, or investments in, Trius, Cubist or any of their respective affiliates, or any other party that may be involved in the Offer and the Merger.

        Trius selected Centerview as its financial advisor in connection with the Offer and the Merger based on Centerview's knowledge of the pharmaceutical industry, reputation and experience. Centerview is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger.

        For a description of the terms of Centerview's engagement as Trius' financial advisor, see the discussion under "Item 5. Person/Assets Retained, Employed, Compensated or Used" below.

Summary of Joint Financial Analyses

        In preparing their respective opinions, Trius' financial advisors jointly performed a variety of financial and comparative analyses, including those described below. The summary of the analyses below is not a complete description of the respective opinions of Trius' financial advisors or the analyses underlying, and factors considered, in connection with such opinions. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. Trius' financial advisors arrived at their respective opinions based on the results of all analyses undertaken and assessed as a whole, and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Trius' financial advisors believe that the analyses must be considered as a whole and that selecting portions of such analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying such analyses and their respective opinions.

        In their analyses, Trius' financial advisors considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of their respective opinions, many of which are beyond the control of Trius. No company, business or transaction reviewed is identical to Trius or the Offer and the Merger. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or other values of the companies, business segments or transactions reviewed.

        The estimates contained in the analyses performed by Trius' financial advisors and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses are inherently subject to substantial uncertainty.

        Trius' financial advisors were not requested to, and did not, recommend the specific consideration payable in the Offer and the Merger. The type and amount of consideration payable in the Offer and the Merger was determined through negotiations between Trius and Cubist and the decision to enter into the Merger Agreement was solely that of the Board of Directors. The respective opinions of Trius' financial advisors' were only one of many factors considered by the Board of Directors in its evaluation of the Offer and the Merger and should not be viewed as determinative of the views of the Board of Directors or management with respect to the Offer, the Merger or the per share consideration payable in the Offer and the Merger.

        The following is a summary of the material financial analyses presented to the Board of Directors in connection with the respective opinions of Trius' financial advisors. The financial analyses summarized below include information presented in tabular format. In order to fully understand such financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of such analyses. For purposes of the financial analyses summarized below, the term "per share consideration" refers to the aggregate implied per share value of the consideration of $14.83 per share, consisting of the $13.50 per share upfront cash consideration payable upon consummation of the Offer and the estimated present value, utilizing a discount rate of 11.5%, of the CVR of $1.33 per share. For purposes of the analyses described below, Trius' financial advisors were directed to rely upon Trius management's base case forecasts and, consistent with those forecasts, assumed that the CVR milestones would be fully achieved and further assumed that the CVR payment would be made on March 31, 2017.

        Selected Public Companies Analysis.    Trius' financial advisors reviewed publicly available financial and stock market information of Trius and the following seven selected companies, which, in their professional judgment, Trius' financial advisors generally considered relevant for purposes of their analysis as U.S. publicly traded biopharmaceutical companies with late stage or recently commercialized lead product candidates or products, referred to as the selected companies:

  •
  AcelRx Pharmaceuticals, Inc.

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  Anacor Pharmaceuticals, Inc.

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  Cadence Pharmaceuticals, Inc.

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  Durata Therapeutics, Inc.

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  Keryx Biopharmaceuticals, Inc.

  •
  KYTHERA Biopharmaceuticals, Inc.

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  Pacira Pharmaceuticals, Inc.

        Trius' financial advisors reviewed enterprise values of the selected companies, calculated as equity values based on closing stock prices on July 26, 2013 plus debt, less cash and cash equivalents, and excluding one-time, non-recurring items, as a multiple of calendar year 2015 and calendar year 2016 estimated revenue. The overall observed low to high calendar year 2015 and calendar year 2016 estimated revenue multiples for the selected companies were 1.5x to 10.3x (with a median of 5.6x) and 0.9x to 4.2x (with a median of 3.4x), respectively. Trius' financial advisors then applied selected ranges of calendar year 2015 and calendar year 2016 estimated revenue multiples of 5.0x to 10.0x and 3.0x to 4.0x, respectively, derived from the selected companies to corresponding data of Trius. Financial data of the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information. Financial data of Trius were based on Trius management's base case forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Trius, as compared to the per share consideration:

Implied Per Share Equity Value Reference Ranges
Based on 2015E Revenue	Based on 2016E Revenue	Per Share Consideration
$7.50 - $13.50	$10.00 - $13.00	$14.83

        Discounted Cash Flow Analysis.    Trius' financial advisors performed a discounted cash flow analysis of Trius by calculating the estimated present value of the unlevered, after-tax free cash flows that Trius was forecasted on a probability-adjusted basis to generate during the second half of the fiscal year ending December 31, 2013 through the full fiscal year ending December 31, 2028 based on internal forecasts of Trius management, which forecasts reflected, among other things, such management's estimates as to U.S. sales, non-U.S. sales through licensing arrangements with existing and potential partners, and related cost of goods sold, development and commercialization expenditures from the following indications for Trius' lead product candidate, tedizolid phosphate: (i) ABSSSI, (ii) LRTI, (iii) bacteremia infections, and (iv) other infections. In deriving an implied equity reference range for Trius from this analysis, Trius' financial advisors also took into account, based on Trius management's forecasts, certain corporate-level items, including (i) Trius' estimated general and administrative expenses, working capital, capital expenditures and other unallocated research and operating expenses, (ii) potential tax savings generated from the utilization of current and future net operating loss carryforwards anticipated by Trius management and (iii) Trius' cash balance as of June 30, 2013. Trius' financial advisors also assumed that Trius' unlevered, after-tax free cash flows would decline in perpetuity after December 31, 2028 as a result of the estimated date for the loss of commercial exclusivity of tedizolid phosphate. The cash flows were discounted to present value (as of June 30, 2013) using discount rates ranging from 10.5% to 12.5% derived from a weighted average cost of capital calculation. Based on Trius management's base case forecasts, this analysis indicated the following overall approximate implied per share equity value reference range for Trius, as compared to the per share consideration:

Implied Per Share Equity Value Reference Range	Per Share Cash Consideration
$11.00 - $13.25	$14.83

        Trius' financial advisors also performed this analysis utilizing Sensitivity Case A, Sensitivity Case B and Sensitivity Case C prepared by Trius management reflecting three alternative business scenarios as sensitivities to management's base case forecasts. This analysis indicated overall approximate implied per share equity value reference ranges for Trius of $16.75 to $20.00 (Sensitivity Case A), $7.75 to $9.50 (Sensitivity Case B), and $10.50 to $12.25 (Sensitivity Case C), respectively, as compared to the per share consideration of $14.83.

        Other Information.    Trius' financial advisors observed certain additional factors that were not considered part of their financial analyses for their respective opinions but were noted for informational purposes, including the following:

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  premiums paid in nine selected pharmaceutical transactions announced between January 1, 2007 and July 30, 2013, after applying a selected range of premiums of (i) 40% to 70% derived from the closing stock prices of the target companies involved in such transactions one trading day prior to public announcement of the relevant transaction to the closing price of Trius common stock on July 26, 2013, (ii) 50% to 80% derived from the closing stock prices of such target companies one month prior to public announcement of the relevant transaction to the closing price of Trius common stock on June 26, 2013, (iii) 40% to 70% derived from the volume-weighted average prices of such target companies for the 30 days prior to public announcement of the relevant transaction to the 30-day volume-weighted average price of Trius common stock prior to July 26, 2013 and (iv) 15% to 35% derived from the highest closing stock prices of such target companies during the 52-week period prior to public announcement of the relevant transaction to Trius' highest closing stock price during the 52-week period prior to public announcement of the Offer and the Merger on July 22, 2013, which indicated approximate implied per share equity value reference ranges for Trius of $16.50 to $20.00 per share (based on one-day prior stock price), $11.75 to $14.25 per share (based on one-month prior stock price), $13.75 to $16.75 per share (based on 30-day volume-weighted average stock price) and $14.00 to $16.50 per share (based on 52-week high stock price), respectively;

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  one-year forward stock price targets for Trius common stock as reflected in selected publicly available Wall Street research analysts' reports, which indicated a target stock price range

    (discounted to present value utilizing a discount rate of 11.5%) for Trius based on the 25th to 75th percentile of such forward stock price targets of approximately $10.75 to $12.50 per share; and

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  historical trading prices of Trius common stock during the 52-week period ended July 26, 2013, which reflected low to high closing prices for Trius common stock during such period of approximately $4.50 to $12.25 per share.

Item 5.    Person/Assets Retained, Employed, Compensated or Used.

        In connection with Citi's services as Trius' financial advisor, Trius has agreed to pay Citi an aggregate fee of $6.5 million, of which a portion was payable upon delivery of Citi's opinion and $5.5 million is payable contingent upon completion of the Offer. In addition, Trius has agreed to reimburse Citi for its expenses, including fees and expenses of counsel, and to indemnify Citi and related parties against liabilities, including liabilities under federal securities laws, arising from Citi's engagement.

        In connection with Centerview's services as Trius' financial advisor, Trius has agreed to pay Centerview an aggregate fee of $6.5 million of which a portion was payable upon delivery of Centerview's opinion and $6.0 million is payable contingent upon completion of the Offer. In addition, Trius has agreed to reimburse Centerview for its expenses, including fees and expenses of counsel, and to indemnify Centerview and related parties against liabilities, including liabilities under federal securities laws, arising from Centerview's engagement.

        Neither Trius nor any person acting on its behalf has or currently intends to directly or indirectly employ, retain or compensate any person to make solicitations or recommendations to the stockholders of Trius on its behalf with respect to the Offer.

Item 6.    Interest in Securities of the Subject Company.

        No transactions with respect to shares of our common stock have been effected by us or, to our knowledge after making reasonable inquiry, by any of our executive officers, directors or affiliates during the 60 days prior to the date of this Schedule 14D-9, except as set forth below:

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Matthew Onaitis	5/31/2013	100,000	$7.67	Initial new hire stock option grant
Philippe Prokocimer, M.D.(1)	6/3/2013	2,000	$7.75	Sale pursuant to 10b5-1 trading plan
Kenneth Bartizal	6/4/2013	2,000	$7.90	Sale pursuant to 10b5-1 trading plan
John Finn, Ph.D.(2)	6/11/2013	1,000	$8.94	Sale pursuant to 10b5-1 trading plan
John Finn, Ph.D.(2)	6/12/2013	3,000	$9.0833	Sale pursuant to 10b5-1 trading plan
Philippe Prokocimer, M.D.(1)	7/1/2013	2,000	$8.14	Sale pursuant to 10b5-1 trading plan
Kenneth Bartizal	7/1/2013	2,000	$8.14	Sale pursuant to 10b5-1 trading plan
John Finn, Ph.D.(2)	7/10/2013	1,000	$8.58	Sale pursuant to 10b5-1 trading plan
John Finn, Ph.D.(2)	7/11/2013	500	$9.32	Sale pursuant to 10b5-1 trading plan
Michael Morneau	7/11/2013	20,000	$9.75	Exercise and same-day-sale of stock options pursuant to 10b5-1 trading plan
John Finn, Ph.D.(2)	7/12/2013	5,000	$10.10	Sale pursuant to 10b5-1 trading plan
John Finn, Ph.D.(2)	7/15/2013	3,500	$10.55	Sale pursuant to 10b5-1 trading plan
John Finn, Ph.D.(2)	7/22/2013	1,000	$12.10	Sale pursuant to 10b5-1 trading plan

(1)
Transaction involved shares held by the Prokocimer Family Trust.

(2)
Transaction involved shares held by the John and Debbie Finn Trust.

Item 7.    Purposes of the Transaction and Plans or Proposals.

(a)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to a tender offer or other acquisition of our securities by Trius, any subsidiary of Trius or any other person.

(b)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, no negotiations are being undertaken or are underway by us in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Trius or any subsidiary of Trius, (ii) any purchase, sale or transfer of a material amount of assets by Trius or any subsidiary of Trius or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Trius.

(c)   We have agreed that from the date of the Merger Agreement to the Effective Time or the date, if any, on which the Merger Agreement is terminated, we will not, among other matters, solicit alternative acquisition offers. In addition, we have agreed to certain procedures that it must follow in the event Trius receives an unsolicited acquisition proposal. The information set forth in Section 11 of the Offer to Purchase under the heading "No Solicitation" is incorporated herein by reference.

(d)   Except as set forth in this Schedule 14D-9 (including in the exhibits and annexes hereto) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of our Board of Directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.    Additional Information.

Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to our Board of Directors other than at a meeting of our stockholders and is incorporated herein by reference.

Golden Parachute Compensation

        See "Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Trius and its Executive Officers, Directors and Affiliates—Golden Parachute Compensation."

Contingent Value Rights Agreement

        At the Offer Acceptance Time, Parent and Broadridge Corporate Issuer Solutions, Inc. as rights agent will enter into a CVR Agreement governing the terms of the CVRs. Each holder shall be entitled to one CVR for each Share outstanding (i) that the Purchaser accepts for payment from such holder pursuant to the Offer or (ii) owned by or issued to such holder as of immediately prior to the Effective Time and converted into the right to receive the Offer Price pursuant to the Merger Agreement. Each holder of Stock Options or warrants will be entitled to one CVR for each Share underlying an option to purchase Shares that is then outstanding and unexercised, whether or not vested, immediately prior to the Offer Acceptance Time (without regard to vesting). Each holder of warrants will be entitled to one CVR for each Share underlying a warrant cancelled as of the Effective Time. The CVRs are not transferable, will not be certificated or evidenced by any instrument and will not be registered or listed for trading.

        A holder of a CVR will be entitled to a cash payment of $1.00 per CVR if net sales of certain products in 2016 are greater than $125 million plus an additional $0.10 per CVR for each $1 million of net sales of certain products in 2016 that are in excess of $125 million, up to a maximum payment of $2.00 for each CVR then held by such holder.

        The summary of the material provisions of the CVR Agreement contained in Section 12 of the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the CVR Agreement, the form of which is filed as Exhibit (e)(2) and is incorporated herein by reference.

Top-Up Option

        We also granted to Parent and Purchaser an irrevocable option (the "Top-Up Option") to purchase at a price per share equal to the greater of (i) the last reported sale price of a Share on The NASDAQ Global Market on the last trading day prior to the date on which the Top-Up Option is exercised or (ii) the Closing Amount, newly issued Shares (the "Top-Up Shares") so that, when added to the number of Shares owned by Purchaser prior to the exercise of the Top-Up Option, Purchaser will own at least 90% of the outstanding shares of each class of capital stock of Trius entitled to vote on the Merger immediately after the issuance of the Top-Up Shares (not including in the Shares owned by Purchaser any Shares tendered pursuant to unfulfilled guaranteed delivery procedures); provided, however, that the Top-Up Option shall not be exercisable for the number of Shares in excess of the authorized and unissued Shares less the maximum number of Shares potentially necessary for issuance with respect to Company Equity Plan Awards (as defined in the Merger Agreement) or other obligations of Trius. If Parent, Purchaser and any of their respective affiliates acquire at least 90% of the outstanding shares of our common stock, including through exercise of the Top-Up Option, the parties have agreed to take all necessary and appropriate action to complete the Merger through the "short form" procedures available under Delaware law.

        This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Conditions to the Offer

        The information set forth in Section 14 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger

        On July 30, 2013, our Board of Directors unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, Trius and its stockholders, (ii) approved the execution, delivery and performance by Trius of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up and the issuance of the Top-Up Shares and (iv) resolved to recommend that the stockholders of Trius tender their Shares to Purchaser pursuant to the Offer, and, if applicable, approve the adoption of the Merger Agreement and the Merger.

        Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding Shares, determined on a fully diluted basis, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by our stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under Delaware to effect the Merger.

State Takeover Laws

        A number of states (including Delaware, where we are incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

        In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a "business combination" (defined to include mergers and certain other actions) with an "interested stockholder" (including a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock) for a period of three years following the time such person became an "interested stockholder" unless, among other things, the "business combination" is approved by the Board of Directors of such corporation before such person became an "interested stockholder."

        In accordance with the provisions of Section 203, our Board of Directors has approved the Merger Agreement and the Transactions, as described in Item 4 above and, for purposes of Section 203 of the DGCL.

Appraisal Rights

        No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Trius who have not properly tendered in the Offer and have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under Section 262 of the DGCL, will be entitled to receive appraisal rights for the "fair value" of their Shares in accordance with Section 262 of the DGCL. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights.

        The obligations of Trius to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting of Trius' stockholders is held to approve the Merger, Trius will be required to send a notice not less than 20 days prior to the Merger to each stockholder of record on the record date established for the stockholder meeting that appraisal rights are available, together with a copy of Section 262 of the DGCL. Within ten days after the date the Merger has became effective, the Surviving Corporation in the Merger will be required to send a notice that the Merger has become effective to each stockholder who delivered to Trius a demand for appraisal prior to the vote and who did not vote in favor of the Merger. Alternatively, if the Merger is consummated through a short-form procedure, the Surviving Corporation will be required to send a notice within ten days after the date the Merger has become effective to each stockholder of record on the effective date of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of Section 262 of the DGCL. FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

        APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

        STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance

        Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until required information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting period requirements have been satisfied. These requirements apply to Purchaser's acquisition of the Shares in the Offer and the Merger.

        Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15 calendar day waiting period which begins when Parent files a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division, unless such waiting period is earlier terminated by the FTC and the Antitrust Division. If the end of the 15 calendar day waiting period is set to fall on a federal holiday or weekend day, the waiting period is automatically extended until 11:59 P.M., New York City time, the next business day. Parent filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer on August 13, 2013, and the required waiting period with respect to the Offer will expire at 11:59 P.M., New York City time, on August 28, 2013, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. Parent may elect to withdraw and re-file the Premerger Notification and Report Form, which would result in the initiation of a new 15 calendar day waiting period. If prior to the expiration or termination of this waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended until the 10th calendar day following the date of Parent's substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, absent the Parent's and Trius' agreement, they can be prevented from closing only by court order. The FTC or the Antitrust Division may terminate the additional waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time.

        At any time before or after Parent's acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer, or seeking the divestiture of Shares acquired by Parent or the divestiture of substantial assets of Trius or Parent or its subsidiaries. State attorneys general may also bring legal action under both state and Federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

Legal Proceedings

        On August 1, 2013, a putative class-action lawsuit challenging the Merger, captioned Bemis v. Trius Therapeutics, Inc., Case No. 37-2013-00060593-CU-SL-STL, was filed in the Superior Court of the State of California, County of San Diego (the "Bemis Case"). On August 6, 2013, a putative class-action lawsuit challenging the Merger, captioned Phillip Hurst v. Trius Therapeutics, Inc., Case No. 37-2013-00061332-CU-SL-CTL, was filed in the Superior Court of the State of California, County of San Diego (the "Hurst Case"). On August 7, 2013, a putative class-action lawsuit challenging the Merger, captioned Collins v. Trius Therapeutics, Inc., Case No. 37-2013-00061612-CU-SL-CTL, was filed in the Superior Court of the State of California, County of San Diego (the "Collins Case"). On August 7, 2013, a putative class-action lawsuit challenging the Merger, captioned Frazzano v. Trius Therapeutics,  Inc., Case No. 37-2013-00061751-CU-BT-CTL, was filed in the Superior Court of the State of California, County of San Diego (the "Frazzano Case"). On August 9, 2013, a putative class-action lawsuit challenging the Merger, captioned Cast v. Trius Therapeutics, Inc., Case No. 37-2013-00062038-CU-BT-CTL, was filed in the Superior Court of the State of California, County of San Diego (the "Cast Case"). On August 9, 2013, a putative class-action lawsuit challenging the Merger, captioned Greenwald v. Trius Therapeutics, Inc., Case No. 37-2013-00062069-CU-SL-CTL, was filed in the Superior Court of the State of California, County of San Diego (the "Greenwald Case"). On August 9, 2013, a putative class-action lawsuit challenging the Merger, captioned Beidler v. Trius Therapeutics, Inc., Case No. 8794-, was filed in the Court of Chancery for the State of Delaware (the "Beidler Case"). On August 12, 2013, a putative class-action lawsuit challenging the Merger, captioned McPherson v. Trius Therapeutics, Inc., Case No. 37-2013-00062130-CU-SL-CTL, was filed in the Superior Court of the State of California, County of San Diego (the "McPherson Case" and together with the Bemis Case, the Hurst Case, the Collins Case, the Frazzano Case, the Cast Case, the Greenwald Case and the Beidler Case, collectively, the "Stockholder Litigations").

        The Stockholder Litigations were each filed against: (i) Trius, (ii) each member of our Board of Directors (including our chief executive officer) and (iii) Parent and Purchaser. The Stockholder

Litigations each generally allege that our directors breached their fiduciary duties in connection with the proposed acquisition of Trius by Parent and Purchaser, and that the other defendants aided and abetted these alleged breaches of fiduciary duty. The Stockholder Litigations also each generally assert that our directors breached their fiduciary duties to our public stockholders by, among other things, (a) agreeing to sell Trius to Parent and Purchaser at an unfair price, (b) allowing certain stockholders to control the sale process in order to obtain liquidity for illiquid shares, (c) implementing an unfair process and (d) agreeing to certain provisions of the merger agreement that are alleged to favor Parent and Purchaser and deter alternative bids. The plaintiffs in each of the Stockholder Litigations each generally seek, among other things, an injunction against the consummation of the Merger and rescission of the Merger Agreement to the extent already implemented, and an award of costs and expenses, including a reasonable allowance for attorneys' and experts' fees. We believe that the Stockholder Litigations are without merit.

Cautionary Note Regarding Forward-Looking Statements

        This Schedule 14D-9 may contain forward-looking statements. Forward-looking statements include, without limitation, statements regarding prospective performance and opportunities and the outlook of our business, performance and opportunities, the anticipated timing of filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the ability to complete the Transactions considering the various closing conditions; and any assumptions underlying any of the foregoing. The actual results of the transaction could vary materially as a result of a number of factors, including: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of our stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the possibility that the transaction may not be timely completed, if at all; and that, prior to the completion of the transaction, if at all, our business may experience significant disruptions due to transaction-related uncertainty. Other factors that may cause actual results to differ materially include those set forth in the reports that we file from time to time with the SEC, including our annual report on Form 10-K for the fiscal year ended December 31, 2012 and quarterly and current reports on Form 10-Q and 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Purchaser and Parent. All of these materials related to the Transactions (and all other transaction documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors may also obtain free copies of the documents filed by Trius with the SEC by contacting Investor Relations at 6310 Nancy Ridge Drive, Suite 105, San Diego, California 92121, Phone 858-452-0370 or by email through Trius' investor relations page at http://investor.triusrx.com/contactus.cfm. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We do not undertake any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law.

Item 9.    Exhibits.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated August 13, 2013 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of Cubist Pharmaceuticals, Inc. and BRGO Corporation, filed with the Securities and Exchange Commission on August 13, 2013 (the "Schedule TO")).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit No.	Description
(a)(1)(D)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).
(a)(1)(F)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).
(a)(5)(A)
Joint Press release issued by Cubist Pharmaceuticals, Inc. and Trius Therapeutics, Inc., dated July 30, 2013 (incorporated herein by reference to the press release filed under the cover of Schedule 14D-9C by Trius Therapeutics, Inc. on July 31, 2013).
(a)(5)(B)	Summary Advertisement as published on August 13, 2013 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).
(a)(5)(C)	Opinion, dated July 30, 2013, of Citigroup Global Markets Inc. to the Board of Directors of Trius Therapeutics, Inc. (incorporated by referenced to Annex II attached to this Schedule 14D-9).
(a)(5)(D)	Opinion, dated July 30, 2013, of Centerview Partners LLC to the Board of Directors of Trius Therapeutics, Inc. (incorporated by referenced to Annex III attached to this Schedule 14D-9).
(e)(1)
Agreement and Plan of Merger, dated as of July 30, 2013, by and among Trius Therapeutics, Inc., Cubist Pharmaceuticals, Inc. and BRGO Corporation (incorporated by reference to Exhibit 2.1 to Trius Therapeutics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2013).
(e)(2)
Form of Contingent Value Rights Agreement (incorporated by reference to Exhibit 2.3 to Trius Therapeutics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2013).
(e)(3)
Employment Agreement by and between Trius Therapeutics, Inc. and Jeffrey Stein, Ph.D., dated February 1, 2007 (incorporated by reference to Trius Therapeutics, Inc.'s Registration Statement on Form S-1 (File No. 333-162945), as amended, filed with the Securities and Exchange Commission).
(e)(4)
Offer of Employment dated January 10, 2011 from Trius Therapeutics, Inc. to John Craig Thompson (incorporated herein by reference to Trius Therapeutics, Inc.'s Annual Report on Form 10-K (File No. 001-34828) for the year ended December 31, 2011, filed with the Securities and Exchange Commission on March 14, 2012).
(e)(5)
Amended and Restated Offer of Employment dated February 28, 2007 from Trius Therapeutics, Inc. to John Finn, Ph.D. (incorporated by reference to Trius Therapeutics, Inc.'s Registration Statement on Form S-1 (File No. 333-162945), as amended, filed with the Securities and Exchange Commission).
(e)(6)
Offer of Employment dated June 15, 2007 from Trius Therapeutics, Inc. to Philippe G. Prokocimer, M.D. (incorporated by reference to Trius Therapeutics, Inc.'s Registration Statement on Form S-1 (File No. 333-162945), as amended, filed with the Securities and Exchange Commission).

Exhibit No.	Description
(e)(7)	Amended and Restated Offer of Employment dated February 28, 2007 from Trius Therapeutics, Inc. to John P. Schmid (incorporated by reference to Trius Therapeutics, Inc.'s Registration Statement on Form S-1 (File No. 333-162945), as amended, filed with the Securities and Exchange Commission).
(e)(8)
Trius Therapeutics, Inc. Severance Benefit Plan (incorporated herein by reference to Trius Therapeutics, Inc.'s Quarterly Report on Form 10-Q (File No. 001-34828) for the quarter ended September 30, 2011, filed with the Securities and Exchange Commission on November 10, 2011).
(e)(9)
Form of Indemnity Agreement between Trius Therapeutics, Inc. and its directors and executive officers (incorporated by reference to Trius Therapeutics, Inc.'s Registration Statement on Form S-1 (File No. 333-162945), as amended, filed with the Securities and Exchange Commission).
(e)(10)
Form of Tender and Voting Agreement, dated July 30, 2013, by and among Cubist Pharmaceuticals, Inc., BRGO Corporation and certain stockholders of Trius Therapeutics, Inc. (incorporated by reference to Exhibit 2.3 to Trius Therapeutics, Inc.'s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 1, 2013).
(e)(11)	Mutual Non-Disclosure Agreement, dated July 24, 2012, between Trius Therapeutics, Inc. and Cubist Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).
(e)(12)	Amendment to Mutual Non-Disclosure Agreement, dated June 2013, between Trius Therapeutics, Inc. and Cubist Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRIUS THERAPEUTICS, INC.
	By:	/s/ JEFFREY STEIN Name: Jeffrey Stein Title: President and Chief Executive Officer
Dated: August 13, 2013

Annex I—Information Statement, dated August 13, 2013.

Annex II—Opinion, dated July 30, 2013, of Citigroup Global Markets Inc. to the Board of Directors of Trius Therapeutics, Inc.

Annex III—Opinion, dated July 30, 2013, of Centerview Partners LLC to the Board of Directors of Trius Therapeutics, Inc.

Annex IV—Section 262 of the Delaware General Corporation Law

ANNEX I
TRIUS THERAPEUTICS, INC.
6310 Nancy Ridge Drive, Suite 105
San Diego, California 92121
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER
We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

        Trius Therapeutics, Inc. ("Trius," the "Company," "we" or "our") is mailing this Information Statement on or about August 13, 2013 to holders of our common stock as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). The Schedule 14D-9 relates to our position with respect to the tender offer by BRGO Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent"), for all of our issued and outstanding shares of common stock. You are receiving this Information Statement in connection with the possible election of persons designated by Parent to at least a majority of the seats on our Board of Directors. Such designation is to be made pursuant to the Agreement and Plan of Merger, dated as of July 30, 2013, by and among Trius, Parent and Purchaser (the "Merger Agreement").

        Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer on August 13, 2013 to purchase all of our issued and outstanding shares at a price of (i) $13.50 per share in cash, without interest, plus (ii) one non-transferrable contingent value right for each share, which represents the contractual right to receive up to $2.00 per share upon the achievement of certain milestones, subject to any required withholding of taxes, if any, upon the terms and conditions set forth in the Offer to Purchase dated July 30, 2013 (the "Offer to Purchase") and the related Letter of Transmittal (which, together with any amendments or supplements, collectively, constitute the "Offer"). The initial expiration date of the Offer is 9:00 a.m., Eastern Time, on September 11, 2013, subject to extension in certain circumstances as required or permitted by the Merger Agreement. At that time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares validly tendered pursuant to the Offer and not validly withdrawn. Copies of the Offer to Purchase and the related Letter of Transmittal have been mailed with the Schedule 14D-9 to shareholders and are filed as exhibits to the Schedule 14D-9 filed by Trius with the Securities and Exchange Commission (the "SEC") on August 13, 2013.

        The Merger Agreement provides that, following the time at which Purchaser accepts, for the first time, for payment and pays for such number of shares validly tendered and not properly withdrawn that, considered together with all other shares (if any) beneficially owned by Parent and its affiliates, represent one more than 50% of the total number of shares outstanding at the time of the expiration of the Offer (calculated on a fully-diluted basis), Parent shall be entitled to designate, from time to time, to serve on our Board of Directors, such number of directors as will give Parent representation equal to at least that number of directors (rounded up to the next whole number) determined by multiplying (i) the total number of directors on our Board of Directors (giving effect to the directors elected or appointed pursuant to the right of Parent described in this paragraph) by (ii) the percentage that such number of shares so purchased bears to the total number of then-outstanding shares of a fully diluted basis. Subject to the applicable rules of the NASDAQ Stock Market ("NASDAQ"), we have agreed to, upon Parent's request, promptly increase the size of our Board of Directors or use commercially reasonable efforts to seek the resignations of such number of directors as is necessary to provide Purchaser with such level of representation and will use commercially reasonable efforts to cause Purchaser's designees to be so elected or appointed. As a result, Parent will have the ability to designate a majority of our Board of Directors following the consummation of the Offer.

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder, in connection with the appointment of Parent's designees to our Board of Directors. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement, including information incorporated herein by reference, concerning Parent and Purchaser's designees has been furnished to us by Parent, and we assume no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

        As of the date of this Information Statement, Purchaser has not determined who will be the Purchaser's designees to the Board of Directors of Trius. However, Purchaser has informed us that it will choose its designees to our Board of Directors from among Michael W. Bonney, Robert J. Perez, Steven C. Gilman, Thomas DesRosier, Michael Tomsicek and Patrick Vink, each of whom is listed in Annex I to the Offer to Purchase (the "Potential Designees"), a copy of which is being mailed to stockholders of Trius. The information with respect to the Potential Designees is incorporated herein by reference. Purchaser has informed Trius that each of the Potential Designees has consented to act as a director of Trius, if so designated.

        Based solely on the information set forth in Annex I to the Offer to Purchase filed by Purchaser, none of the Potential Designees (i) is currently a director of, or holds any position with, Trius or (ii) to our knowledge, has a familial relationship with any directors or executive officers of Trius. Trius has been advised that, to the knowledge of Purchaser and Parent, none of the Potential Designees beneficially owns any equity securities (or rights to acquire such equity securities) of Trius and none have been involved in any transactions with Trius or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

        Parent and Purchaser have informed Trius that, to their knowledge, none of the Potential Designees has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

        It is expected that the Potential Designees may assume office at any time following the purchase by Purchaser of shares of our common stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 9:00 A.M., Eastern Time, on September 11, 2013. It is currently not known which, if any, of the current directors of Trius would resign.

CERTAIN INFORMATION CONCERNING OUTSTANDING SECURITIES

        The authorized capital stock of Trius consists of 200,000,000 shares of common stock and 10,000,000 shares of preferred stock, par value $0.0001 per share. As of the close of business on July 30, 2013 there were 48,268,495 shares of common stock outstanding and no shares of preferred stock outstanding. As of the date of this Information Statement, Parent and its affiliates do not own any shares of our common stock.

        The common stock is the only class of voting securities of Trius outstanding that is entitled to vote at a meeting of stockholders of Trius. Each share of our common stock entitles its record holder to one vote on all matters submitted to a vote of Trius' stockholders.

 DIRECTORS AND OFFICERS OF THE COMPANY

        The Board of Directors of Trius currently consists of nine members. The following table sets forth the current directors and executive officers of Trius and their ages as of July 30, 2013:

Name	Age	Position
Jeffrey Stein, Ph.D.	58	President, Chief Executive Officer and Director
David S. Kabakoff, Ph.D.	65	Chairman of the Board of Directors
Brian G. Atwood	60	Director
Karin Eastham	63	Director
Seth H. Z. Fischer	57	Director
Nina Kjellson	39	Director
Brendan O'Leary, Ph.D.	41	Director
Theodore R. Schroeder	58	Director
Paul Truex	44	Director
Kenneth Bartizal, Ph.D.	62	Chief Development Officer
John Finn, Ph.D.	57	Chief Scientific Officer
Michael Morneau	48	Vice President, Finance and Chief Accounting Officer
Matthew Onaitis	42	General Counsel and Secretary
Karen E. Potts, Ph.D.	50	Senior Vice President of Regulatory Affairs
Philippe Prokocimer, M.D.	63	Chief Medical Officer
John P. Schmid	50	Chief Financial Officer
Karen Joy Shaw, Ph.D.	57	Senior Vice President of Biology
J. Craig Thompson	47	Chief Commercial Officer

EXECUTIVE OFFICERS AND DIRECTORS

        The following is a brief biography of each of our directors, executive officers and certain key employees as of July 30, 2013.

Non-Employee Directors

        Brian G. Atwood.    Mr. Atwood has served on our Board of Directors since February 2007. Mr. Atwood has been a managing director and co-founder of Versant Ventures, a venture capital firm, since 1999. Since 1997, he has also been a general partner at Brentwood Venture Capital, a venture capital firm. From 1993 to 1995, Mr. Atwood served as president and chief executive officer of Glycomed, Inc., a publicly traded biotechnology company, of which he was a founder. Mr. Atwood also co-founded and served as member of the Board of Directors of Perkin Elmer/Cetus Instruments, a joint venture for robotics automation and genomics research instruments. Mr. Atwood currently serves on the Board of Directors of Cadence Pharmaceuticals, Inc. and Clovis Oncology, Inc. Mr. Atwood holds a B.S. in Biological Sciences from the University of California, Irvine, a Master's degree from the University of California, Davis, and an M.B.A. from Harvard Business School. The Nominating and Corporate Governance Committee and the Board of Directors believe that Mr. Atwood's experience as a director of other publicly traded and privately-held companies, as well as his experience founding and serving as president and chief executive officer for a publicly traded biopharmaceutical company, give him the qualifications, skills and financial expertise to serve on our Board of Directors.

        Karin Eastham.    Ms. Eastham has served on our Board of Directors since November 2009. Ms. Eastham currently serves on the boards of directors for several life science companies. From May 2004 to September 2008, she served as Executive Vice President and Chief Operating Officer, and as a member of the Board of Trustees, of Burnham Institute for Medical Research, a non-profit corporation engaged in basic biomedical research. From 1999 to 2004, Ms. Eastham served as Senior Vice

President, Finance, Chief Financial Officer and Secretary of Diversa Corporation, a biotechnology company. She previously held similar positions with CombiChem, Inc., a computational chemistry company, and Cytel Corporation, a biopharmaceutical company. Ms. Eastham also held several positions, including Vice President, Finance, at Boehringer Mannheim Corporation, a biopharmaceutical company, from 1976 to 1988. Ms. Eastham also serves as a director for Illumina, Inc., a NASDAQ-listed marketer of life science tools and integrated systems for large-scale analysis of genetic variation and function; MorphoSys AG, a Frankfurt Stock Exchange-listed biotechnology company; Geron Corporation, a NASDAQ-listed biopharmaceutical company; and Veracyte, Inc., a privately-held molecular diagnostics company. Ms. Eastham also served as a past director of Amylin Pharmaceuticals, Inc., a NASDAQ-listed biopharmaceutical company, from 2005 until its sale in 2011; Genoptix, Inc., a NASDAQ-listed provider of specialized diagnostic laboratory services, from 2008 until its sale in 2011; Tercica, Inc., a NASDAQ-listed biopharmaceutical company, from 2003 until its sale in 2008; and SGX Pharmaceuticals, Inc., a NASDAQ-listed biopharmaceutical company, from 2005 until its sale in 2008. Ms. Eastham received a B.S. and an M.B.A. from Indiana University and is a Certified Public Accountant. In selecting Ms. Eastham as a current nominee for election to the Board of Directors, the Nominating and Corporate Governance Committee and the Board of Directors considered, among other things, Ms. Eastham's understanding of biopharmaceutical companies combined with her business leadership and finance experience. Ms. Eastham also contributes to the Board of Director's understanding of governance and strategy for life sciences companies through her experience as a director in our industry. Additionally, Ms. Eastham's extensive senior management experience in the biopharmaceutical industry, particularly in key corporate finance and accounting positions, also provide the appropriate skills to serve on our Board of Directors.

        Seth H. Z. Fischer.    Mr. Fischer has served on our Board of Directors since April 2013. Mr. Fischer has three decades of healthcare experience in the pharmaceutical and medical device industry. Mr. Fischer served in positions of increasing responsibility with Johnson & Johnson until his retirement in 2012. Most recently Mr. Fischer served as Company Group Chairman Johnson & Johnson, Worldwide Franchise Chairman Cordis Corporation from 2008 to 2012, which included responsibility for Cordis and Biosense Webster. Previously, he served as Company Group Chairman North America Pharmaceuticals from 2004 to 2007. In this position he had responsibilities for Ortho-McNeil Pharmaceuticals, Janssen and Scios. Prior to this position, Mr. Fischer served as President of Ortho-McNeil Pharmaceuticals from 2000 to 2004. His operating responsibilities encompassed the commercialization of products in multiple therapeutic categories including oral and IV anti-infectives Levaquin® and Floxin®, cardiovasculars, CNS, analgesics and women's health. Mr. Fischer holds a Bachelor of General Studies from Ohio University. The Nominating and Corporate Governance Committee and the Board of Directors believe that Mr. Fischer's extensive executive experience in a major health care company and his specific experience in launching and growing new pharmaceutical products make him an ideal candidate for our Board of Directors.

        David S. Kabakoff, Ph.D.    Dr. Kabakoff has served on our Board of Directors since March 2006 and has served as Chairman of our Board of Directors since February 2007. From May 2007 to December 2009, Dr. Kabakoff served as an Executive-in-Residence with Sofinnova Ventures, a venture capital firm, and he has served as an Executive Partner with Sofinnova Ventures since January 2010. Since August 2000, Dr. Kabakoff has served as the president of Strategy Advisors, LLC, a consulting firm. From January 2001 to June 2005, Dr. Kabakoff also served as the founder, chairman and chief executive officer of Salmedix, Inc., a biotechnology company, which was acquired by Cephalon, Inc. From May 1996 to August 2000, Dr. Kabakoff served in senior executive positions at Dura Pharmaceuticals Inc., a specialty pharmaceuticals company. Dr. Kabakoff serves on the Board of Directors of InterMune, Inc. and several private companies including as Chairman of Cebix, Inc. and Amplimmune Inc. Dr. Kabakoff holds a B.A. in Chemistry from Case Western Reserve University and a Ph.D. in Chemistry from Yale University. The Nominating and Corporate Governance Committee and the Board of Directors believe that Dr. Kabakoff's expertise in technology and product development programs in the pharmaceutical, biopharmaceutical, and drug delivery fields provides our Board of Directors with complementary expertise and gives him valuable insight into our industry and the seasoned business judgment and broad strategic vision which enables him to serve as an effective and valuable director and to have the qualifications and leadership and other skills to serve as the Chairman of our Board of Directors.

        Nina Kjellson.    Ms. Kjellson has served on our Board of Directors since February 2007. Ms. Kjellson is a managing director at InterWest Partners, a venture capital firm, where she has been employed since 2002. From June 2000 to June 2002, she served as an investment manager at Bay City Capital, a life sciences merchant bank, and from October 1999 to June 2000, as a research associate at Oracle Partners, a healthcare-focused hedge fund. From August 1997 to September 1999, Ms. Kjellson conducted health policy and survey research with the Kaiser Family Foundation, a private foundation focusing on healthcare issues. She holds a B.A. in Human Biology from Stanford University. The Nominating and Corporate Governance Committee and the Board of Directors believe that Ms. Kjellson's extensive healthcare investment experience, knowledge of financial markets and expertise in biopharmaceuticals companies provides our Board of Directors with complementary expertise and give her the knowledge, qualifications and skills to serve on our Board of Directors.

        Brendan O'Leary, Ph.D.    Dr. O'Leary served on our Board of Directors from February 2007 to March 2008 and then re-joined our board in September 2010. Dr. O'Leary is a managing member of Prism VentureWorks and focuses on investments in the pharmaceutical, medical device, and diagnostic sectors. He was formerly on the boards of several highly successful venture-backed companies including Atritech, BioRexis Pharmaceutical Corporation, Serica Technologies, Inc. and he currently serves on several other boards in the life sciences sector. Dr. O'Leary has over a dozen years of experience in the biotechnology and medical technology arenas and has held senior operating positions at companies such as Meso Scale Discovery and IGEN International. He is also an accomplished scientist with numerous publications, inventions and commercialized products to his credit. Dr. O'Leary received his Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology. He holds a B.A. in Chemistry and Economics from Middlebury College. Dr. O'Leary was also a Kauffman Fellow. The Nominating and Corporate Governance Committee and the Board of Directors believe that Dr. O'Leary's substantial experience in the pharmaceutical industry, including his diversified background as a venture capital investor and as executive in operating roles at pharmaceutical and medical diagnostics companies, give him the qualifications, skills and expertise to serve on our Board of Directors.

        Theodore R. Schroeder.    Mr. Schroeder has served on our Board of Directors since December 2009. Since May 2004, Mr. Schroeder has served as President and Chief Executive Officer and as a member of the Board of Directors of Cadence Pharmaceuticals, Inc., a biopharmaceutical company. From August 2002 to February 2004, Mr. Schroeder served as Senior Vice President, North American Sales and Marketing of Elan Pharmaceuticals, Inc., a neuroscience-based pharmaceutical company. From February 2001 to August 2002, Mr. Schroeder served as General Manager of the Hospital Products Business Unit at Elan. Mr. Schroeder held the position of Senior Director of Marketing Hospital Products at Dura Pharmaceuticals, Inc., a specialty respiratory pharmaceutical and pulmonary drug delivery company, from May 1999 to November 2000 until its acquisition by Elan. Prior to joining Dura, Mr. Schroeder held a number of hospital-related sales and marketing positions with Bristol-Myers Squibb Company, a global pharmaceutical company. Mr. Schroeder currently serves on the Board of Directors of the Sharp Hospital Foundation and holds a B.S. in management from Rutgers University. The Nominating and Corporate Governance Committee and the Board of Directors believe that Mr. Schroeder's experience in the pharmaceutical industry, including his current role as President and Chief Executive Officer of another publicly-traded biopharmaceutical company, and his diversified background as an executive make him a valuable addition to our Board of Directors.

        Paul Truex.    Mr. Truex has served on our Board of Directors since February 2008. Since September 2004, Mr. Truex has been the president and chief executive officer of Anthera Pharmaceuticals, Inc., a pharmaceutical company, which he founded. From October 2001 to September 2004, Mr. Truex served as a member of the Board of Directors and president and chief executive officer of Peninsula Pharmaceuticals, Inc., a biopharmaceutical company. From April 2000 to September 2001, Mr. Truex was vice president of commercial development of Vicuron, Inc., a biopharmaceutical company. From July 1997 to April 2000, Mr. Truex held various positions at Eli Lilly and Company, a pharmaceutical company. Mr. Truex currently serves on the Board of Directors of Anthera Pharmaceuticals, Inc. and Eiger Biopharmaceuticals, Inc. Mr. Truex holds an M.B.A. in marketing and finance from Indiana University and a B.A. in economics from the University of Waterloo. The Nominating and Corporate Governance Committee and the Board of Directors believe that Mr. Truex's substantial experience in the pharmaceutical industry, including his current role as president and chief executive officer of another publicly traded biopharmaceutical company and his diversified background as an executive make him a valuable addition to our Board of Directors.

Executive Officers

        Kenneth Bartizal, Ph.D.    Dr. Bartizal has served as our Chief Development Officer since June 2007. From 1988 to 2007, he served as executive director and head of infectious disease research at Merck & Co., Inc., a pharmaceutical company. From 1986 to 1988, Dr. Bartizal served as a research scientist at Pfizer Inc., a pharmaceutical company. From 1983 to 1986, he was a faculty member and conducted research at the Kirksville College of Osteopathic Medicine and Northeast Missouri State University. Dr. Bartizal holds a B.S. in Professional Studies, an M.S. in Physiology and a Ph.D. in Microbiology and Biochemistry from the University of Notre Dame. Dr. Bartizal performed postdoctoral research at the University of Wisconsin from 1981 to 1983.

        John Finn, Ph.D.    Dr. Finn has served as our Chief Scientific Officer since February 2007 and is a co-founder of our company. From July 2004 to February 2007, he served as our president. From December 2003 to June 2004, Dr. Finn served as the vice president of drug discovery at Elitra Pharmaceuticals Inc., a biopharmaceutical company. From January 1998 to March 2003, Dr. Finn served as the senior director of lead discovery and optimization at Cubist Pharmaceuticals, Inc., a biopharmaceutical company. From January 1995 to December 1997, Dr. Finn served as associate director at Synaptic Pharmaceutical Corporation, a biopharmaceutical company. From December 1984 to January 1995, Dr. Finn served as the senior scientist of American Cyanamid Company. Dr. Finn holds a B.S. in chemistry from Villanova University and a Ph.D. from the University of Illinois.

        Michael Morneau.    Mr. Morneau joined the company in December 2009 as Senior Finance Director and Corporate Controller. In August 2010, he was promoted to Vice President of Finance and Chief Accounting Officer. Prior to joining Trius, in 2008 and 2009 he was a Finance Director at Eli Lilly and Company within Lilly Research Labs in San Diego. From 2006 to 2008, Mr. Morneau was Director of Finance and Accounting at SGX Pharmaceuticals, Inc., a biotechnology company that was acquired by Eli Lilly. From 2004 to 2006, he was Controller at Momenta Pharmaceuticals, Inc., a biotechnology company. From 2003 to 2004, Mr. Morneau was Corporate Controller at Gensym Corporation, a software company. Prior to 2003, Mr. Morneau spent ten years at PricewaterhouseCoopers LLP, and its predecessors in various positions of continuing responsibility, the last five years of which as a manager of business assurance in the firm's technology practice. Mr. Morneau is a C.P.A. (expired) and holds a Bachelor's degree in Mathematics from the University of New Hampshire and Master's degrees in Accounting and Business Administration from Southern New Hampshire University (formerly New Hampshire College).

        Matthew Onaitis.    Mr. Onaitis joined us as General Counsel in May 2013. Prior to joining us, Mr. Onaitis spent seven years at Somaxon Pharmaceuticals, Inc., a pharmaceutical company, where he was Senior Vice President, General Counsel and Secretary. From January 2006 to May 2006, Mr. Onaitis served as Associate General Counsel at Biogen Idec Inc., a biopharmaceutical company. From June 2004 to December 2005, Mr. Onaitis was Director, Legal Affairs at Elan Corporation plc, a biopharmaceutical company. Mr. Onaitis practiced corporate and commercial law in private practice from 1998 to June 2004. Mr. Onaitis holds a J.D. from Stanford Law School and a B.S. in mechanical engineering from Carnegie Mellon University.

        Philippe Prokocimer, M.D.    Dr. Prokocimer has served as our Chief Medical Officer since July 2007. From 2003 to 2007, he served as a vice president, clinical research at Johnson & Johnson Pharmaceutical Research and Development, L.L.C. From 2001 to 2003, Dr. Prokocimer served as vice president, clinical research at Maxim Pharmaceuticals, Inc., a biopharmaceutical company, and from 1994 to 2001, he served as vice president of anti-infectives clinical research at Aventis Pharmaceuticals, Inc., a pharmaceutical company. From 1987 to 1994, Dr. Prokocimer served as associate medical director for Abbott Laboratories, a healthcare company. Dr. Prokocimer is board certified in Anesthesiology and Critical Care Medicine from Centre Hospitalier-Universitaire Bichat-Beaujon. He holds an M.D. from the School of Medicine (Centre Hospitalier-Universitaire Pitie-Salpetriere) in Paris, France and undertook his post-doctoral research fellowship in adrenergic pharmacology at Stanford University from 1984 to 1986.

        John P. Schmid.    Mr. Schmid has served as our Chief Financial Officer since June 2004 and is a co-founder of our company. From 1998 to 2003, Mr. Schmid served as the chief financial officer of GeneFormatics, Inc., a structural proteomics company, where he was a co-founder. From 1995 to 1998, Mr. Schmid served as the chief financial officer of Endonetics, Inc., a biotechnology company. From 1992 to 1995, Mr. Schmid was an associate with Idanta Partners, a venture capital firm. From 1987 to 1992, Mr. Schmid served as a vice president at Home Federal Bank. From 1985 to 1986, Mr. Schmid served as a financial analyst for Manufacturers Hanover Trust Company. In addition, from 1994 to 2005, Mr. Schmid served as a member of the board of directors and as president of the San Diego Venture Group in 1995. Mr. Schmid holds a B.A. in Economics from Wesleyan University and an M.B.A. from the University of San Diego.

        Jeffrey Stein, Ph.D.    Dr. Stein has served as our president and Chief Executive Officer since February 2007 and on our Board of Directors since 2005. He also currently serves as President and Chairman of the Antibiotics Working Group, an industry-led 501 (c)(6) organization. From 2005 through 2007, Dr. Stein was a Kauffman Fellow with the venture capital firm Sofinnova Ventures. He has also served as a Venture Partner with Sofinnova Ventures from 2007 to 2010 and as Director of Venture Development for the University of California, San Diego from 2005 to 2006. From 1999 to 2005, Dr. Stein served as executive vice president, chief scientific officer and a member of the Board of Directors of Quorex Pharmaceuticals, an anti-infectives company he founded in 1999, which was acquired by Pfizer Inc. in 2005. From 1995 to 1999, Dr. Stein was a scientist with Diversa Corporation where he most recently served as principal scientist and head of the anti-infectives discovery team. From 1993 to 1995, Dr. Stein served as Principal Scientist with the Agouron Institute, a private research institution, where he conducted research in bacterial genetics. From 1991 to 1993, he was an Alexander Hollaendar Distinguished Postdoctoral Fellow with the California Institute of Technology. Dr. Stein holds a Ph.D. in biochemistry and microbiology from the University of California, at San Diego. The Nominating and Corporate Governance Committee and the Board of Directors believe that Dr. Stein's scientific training and business expertise, including his experience as a venture capital investor in our industry and extensive prior experience as an executive officer of anti-infectives companies, combined with his exceptional leadership skills, strong ability to motivate his team, and over six years of service as our president and chief executive officer, give him extensive knowledge of our business and provide him the qualifications and skills to serve as an effective leader of our Company and a director.

        J. Craig Thompson.    Mr. Thompson has served as our Chief Commercial Officer since January 2011. From 2003 to 2011, Mr. Thompson served in various Global and US Commercial roles with Pfizer Inc., and most recently held the position of Vice President of Marketing for Pfizer's Specialty Care Business Unit where he was directly responsible for the U.S. commercial strategy for products with over $1.5 billion in annual U.S. sales. From 1992 to 2003, Mr. Thompson served in positions of increasing responsibility at Merck & Co., Inc., where he most notably worked on the commercial planning and marketing activities for the company's anti-infectives as well as on major cardiovascular brands. Mr. Thompson holds a Bachelor's degree in Commerce from McMaster University and an MBA from the University of Notre Dame.

Key Employees

        Karen E. Potts, Ph.D.    Dr. Potts has served as our Vice President of Regulatory Affairs since September 2009 and was promoted to Senior Vice President of Regulatory Affairs in March 2012. From April 2006 to February 2009, she served as senior director, regulatory policy at Allergan, Inc., a specialty pharmaceutical company. From August 2003 to March 2006, Dr. Potts served as director, regulatory affairs at Isis Pharmaceuticals, Inc., a biopharmaceutical company. From November 1999 to July 2003, she served as associate director, regulatory affairs at Pfizer Inc., a pharmaceutical company, and from March 1996 to October 1999, she served as senior research scientist, virology at Agouron Pharmaceuticals, Inc., a biopharmaceutical company. From October 1993 to March 1996, Dr. Potts served as a senior research scientist in infectious disease at G.D. Searle & Company and before that, from January 1991 to October 1993, Dr. Potts was a post-doctoral fellow at the Center for Disease Control, Division of HIV/AIDs. Dr. Potts holds a B.A. in Biology from Smith College and a Ph.D. in Microbiology and Immunology from Emory University.

        Karen Joy Shaw, Ph.D.    Dr. Shaw has served as our Senior Vice President of Biology since 2007 and served as one of our scientific advisors from 2005 to 2007. From 1999 to 2005, she served as team leader, infectious diseases at Johnson & Johnson Pharmaceutical Research & Development, L.L.C., a pharmaceutical research and development company. From 1984 to 1999, she served in roles of increasing responsibility at Schering-Plough Research Institute. From 1981 to 1983, Dr. Shaw was a post-doctoral fellow at Washington University School of Medicine. Dr. Shaw holds a B.S. in Biology from Brooklyn College and a Ph.D. in genetics from the University of Connecticut.

CORPORATE GOVERNANCE AND BOARD MATTERS

Board and Shareholder Matters

Independence

        As required under the NASDAQ listing standards, a majority of the members of a listed company's Board of Directors must qualify as "independent," as affirmatively determined by the Board of Directors. Our Board of Directors consults with Trius' counsel to ensure that the Board of Directors' determinations are consistent with relevant securities and other laws and regulations regarding the definition of "independent," including those set forth in pertinent listing standards of the NASDAQ, as in effect from time to time.

        Consistent with these considerations, after review of all relevant identified transactions or relationships between each director, or any of his or her family members, and Trius, its senior management and its independent auditors, our Board of Directors has affirmatively determined that our directors are independent directors within the meaning of the applicable NASDAQ listing standards, except for Dr. Stein, our President and Chief Executive Officer, who is not an independent director by virtue of his employment with Trius. In making this determination, our Board of Directors found that none of the directors or nominees for director, with the exception of Dr. Stein, had a material or other disqualifying relationship with Trius.

Board Leadership Structure

        Our Board of Directors has an independent chair, Dr. Kabakoff, who has authority, among other things, to call and preside over Board of Directors meetings, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the Board of Directors. Accordingly, the Chairman of the Board has substantial ability to shape the work of our Board of Directors. We believe that separation of the positions of Chairman of the Board and Chief Executive Officer reinforces the independence of the Board of Directors in its oversight of the business and affairs of Trius. In addition, Trius believes that having an independent Chairman of the Board creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of our Board of Directors to monitor whether management's actions are in the best interests of Trius and its stockholders. As a result, we believe that having an independent Chairman of the Board can enhance the effectiveness of our Board of Directors as a whole.

Role of our board of directors in Risk Oversight

        One of the Board of Directors' key functions is informed oversight of our risk management process. Our Board of Directors does not have a standing risk management committee, but rather administers this oversight function directly through the Board of Directors as a whole, as well as through various Board of Directors standing committees that address risks inherent in their respective areas of oversight. In particular, our Board of Directors is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for Trius. Our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. Our Nominating and Corporate Governance Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Meetings

        Our Board of Directors met nine times during the last fiscal year. All directors attended at least 75% of the aggregate number of meetings of the Board of Directors and of the committees on which they served during the portion of the last fiscal year for which they were directors or committee members, respectively. It is our policy to encourage directors and nominees for director to attend our annual meeting of stockholders.

Stockholder Communications

        Historically, we have not provided a formal process related to stockholder communications with the Board of Directors. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the Board of Directors or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the Board of Directors has been excellent.

Code of Ethics

        We have adopted the Trius Therapeutics, Inc. Code of Business Conduct and Ethics that applies to all officers, directors and employees. Our Code of Business Conduct and Ethics is available on our website at investor.triusrx.com/governance.cfm. If we make any substantive amendments to our Code of Business Conduct and Ethics or grant any waiver from a provision of the Code of Business Conduct and Ethics to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website.

Accounting and Auditing Matters Open Door Policy

        We have adopted an Open Door Policy on Reporting Complaints Regarding Accounting and Auditing Matters to facilitate the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters, as well as the confidential, anonymous submission by our employees of concerns regarding these matters. Information regarding the process for reporting such complaints is available on our website at investor.triusrx.com/governance.cfm.

Information Regarding the Board Of Directors and its Committees

        Our Board of Directors has three committees: an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal 2012 for each of the Board of Directors committees:

Name	Audit		Compensation		Nominating and Corporate Governance
Brian G. Atwood	X
Karin Eastham	X	*
David S. Kabakoff, Ph.D.	X				X
Nina Kjellson			X		X	*
Brendan O'Leary, Ph.D.					X
Michael Powell, Ph.D.(1)			X
Theodore R. Schroeder			X	*
Risa Stack, Ph.D.(2)					X
Paul Truex			X
Total meetings in fiscal 2012	4		5		3

*
Committee Chairperson

(1)
Dr. Powell served on the Board of Directors and the Compensation Committee until May 2012.

(2)
Dr. Stack served on the Board of Directors and the Nominating and Corporate Governance Committee until May 2013.

        Below is a description of each committee of the Board of Directors.

        Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities. The Board of Directors has determined that each member of each committee meets the applicable NASDAQ rules and regulations regarding "independence" and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to Trius.

Audit Committee

        Our Audit Committee was established by the Board of Directors in accordance with Section 3(a)(58)(A) of the Exchange Act to oversee our corporate accounting and financial reporting processes and audits of its financial statements. Our Audit Committee is composed of Mr. Atwood, Ms. Eastham and Dr. Kabakoff, each of whom is a non-employee director of our Board of Directors. Ms. Eastham serves as the chair of our Audit Committee. Our Board of Directors has also determined that each of the directors serving on our Audit Committee is independent as independence is currently defined in Rule 5605(c)(2)(A)(i) and (ii) of the NASDAQ listing standards. The functions of our Audit Committee include, among other things:

  •
  Evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

  •
  Reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

  •
  Monitoring the rotation of partners of our independent auditors on our engagement team as required by law;

  •
  Reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

  •
  Reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation, and matters concerning the scope, adequacy and effectiveness of our financial controls;

  •
  Reviewing with management and our auditors any earnings announcements and other public announcements regarding material developments;

  •
  Establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters and other matters;

  •
  Preparing the report that the SEC requires in our annual proxy statement;

  •
  Reviewing and providing oversight with respect to any related party transactions and monitoring compliance with our code of ethics;

  •
  Reviewing our investment policy on a periodic basis;

  •
  Reviewing and conferring with management and our independent auditors regarding the scope, adequacy and effectiveness of our internal controls over financial reporting;

  •
  Reviewing and discussing with management and, as appropriate, our independent auditors our guidelines and policies with respect to risk assessment and risk management; and

  •
  Reviewing and evaluating, at least annually, the performance of the Audit Committee, including compliance of the Audit Committee with its charter.

        Our Audit Committee has adopted a written charter that is available to stockholders on our website at investor.trius.rx.com/governance.cfm.

        Our Board of Directors has also determined that Ms. Eastham qualifies as an "audit committee financial expert," within the meaning of SEC regulations and the applicable NASDAQ rules and regulations. In making this determination, our Board of Directors has considered the formal education and nature and scope of Ms. Eastham's previous experience, coupled with past and present service on various audit committees.

Report of the Audit Committee of the Board of Directors

        The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of the Company under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

        The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2012 with management of Trius. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 16, Communications with Audit Committees, as adopted by the Public Company Accounting Oversight Board. The Audit Committee has also received the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm the accounting firm's independence. Based on the foregoing, the Audit Committee has recommended to the Board of Directors that the audited financial statements be included in Trius' Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Audit Committee Karin Eastham, Chair Brian G. Atwood David S. Kabakoff, Ph.D.

Compensation Committee

        Our Compensation Committee is composed of Ms. Kjellson, Mr. Schroeder and Mr. Truex. Mr. Schroeder serves as the chair of our Compensation Committee. Each member of our Compensation Committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Exchange Act, is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and is independent as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards. Our Compensation Committee acts on behalf of the Board of Directors to review, recommend for adoption and oversee our compensation strategy, policies, plans and programs, including:

  •
  Reviewing and recommending to our Board of Directors the compensation and other terms of employment of our executive officers;

  •
  Reviewing and recommending to our Board of Directors performance goals and objectives relevant to the compensation of our executive officers and assessing their performance against these goals and objectives;

  •
  Evaluating and approving the equity incentive plans, compensation plans and similar programs advisable for us, as well as modification or termination of existing plans and programs;

  •
  Evaluating and recommending to our Board of Directors the type and amount of compensation to be paid or awarded to Board of Directors members;

  •
  Administering our equity incentive plans;

  •
  Establishing policies with respect to equity compensation arrangements;

  •
  Reviewing the competitiveness of our executive compensation programs and evaluating the effectiveness of our compensation policy and strategy in achieving expected benefits to us;

  •
  Reviewing and recommending to our Board of Directors the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

  •
  Reviewing with management our disclosures under the caption "Compensation Discussion and Analysis" and recommending to the full board its inclusion in our periodic reports to be filed with the SEC;

  •
  Preparing the report that the SEC requires in our annual proxy statement;

  •
  Reviewing the adequacy of our Compensation Committee charter on a periodic basis; and

  •
  Reviewing and evaluating, at least annually, the performance of the Compensation Committee.

        Our Compensation Committee has adopted a written charter that is available to stockholders on our website at investor.triusrx.com/governance.cfm.

Compensation Committee Processes and Procedures

        Our Compensation Committee meets as necessary to address executive compensation matters. The agenda for each meeting is usually developed by the chair of the Compensation Committee, in consultation with our Chief Executive Officer. Our Compensation Committee meets regularly in executive session. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by our Compensation Committee to make presentations, to provide financial or other background information or advice or to otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in, or be present during, any deliberations or determinations of our Compensation Committee regarding his compensation. The charter of our Compensation Committee grants the Compensation Committee full access to all of our books, records, facilities and personnel, as well as authority to obtain, at the expense of Trius, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that our Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, our Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant's reasonable fees and other retention terms.

        Under its charter, our Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. In March 2011, our Compensation Committee formed a Non-Officer Stock Option Committee, currently comprised of Dr. Stein, to which it delegated authority to grant, without any further action required by the Compensation Committee, stock options to employees who are not officers of Trius. The purpose of this delegation of authority is to enhance the flexibility of option administration within Trius and to facilitate the timely grant of options to non-management employees and consultants, particularly new employees and consultants, within specified limits approved by the Compensation Committee. As part of its oversight function, our Compensation Committee will review on a periodic basis the list of grants made by the subcommittee.

        Generally, our Compensation Committee's process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. However, our Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of our compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. For executives other than the Chief Executive Officer, our Compensation Committee solicits and considers evaluations and recommendations submitted to the committee by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any recommended adjustments to his compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, our Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, our stock performance data and analyses of historical executive compensation levels and current company-wide compensation levels.

        During 2011, the Compensation Committee engaged Radford, an Aon Hewitt Company, as compensation consultants. The Compensation Committee chose Radford based upon its industry reputation as well as previous dealings with Radford, both by Trius and many of the Compensation Committee's members. The Compensation Committee requested that Radford:

  •
  evaluate the efficacy of Trius' existing compensation strategy and practices in supporting and reinforcing Trius' long-term strategic goals; and

  •
  assist in refining Trius' compensation strategy and in developing and implementing an executive compensation program to execute that strategy.

        As part of its engagement, Radford was requested by our Compensation Committee to develop a comparative group of companies and to perform analyses of competitive performance and compensation levels for that group. In its analysis, Radford reviewed our current compensation philosophies as compared to the identified peer group and presented recommendations for key decisions related to our compensation practices. At the request of our Compensation Committee, Radford also conducted individual interviews with members of our Compensation Committee and management and other employees identified by the Compensation Committee to learn more about Trius' business operations and strategy, key performance metrics and strategic goals, as well as the labor markets in which Trius competes. Radford ultimately developed recommendations that were presented to our Compensation Committee for its consideration.

        During 2012, Radford was engaged once again by the Compensation Committee to reassess the peer group and to provide recommendations to the Compensation Committee regarding 2013 compensation amounts to be paid to our executive officers. These recommendations are discussed in the Compensation Discussion and Analysis section of this Information Statement. At a meeting held during the first quarter of 2013, our Compensation Committee reviewed our annual compensation and the recommendations of Radford and recommended to our Board of Directors adjustments to the annual salaries, bonus and equity awards and new performance objectives for our executive officers.

        THE SPECIFIC DETERMINATIONS OF OUR COMPENSATION COMMITTEE WITH RESPECT TO EXECUTIVE COMPENSATION FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012 ARE DESCRIBED IN GREATER DETAIL IN THE COMPENSATION DISCUSSION AND ANALYSIS SECTION OF THIS INFORMATION STATEMENT.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee consisted of Ms. Kjellson, Dr. Powell (who served until May 2012), Mr. Schroeder and Mr. Truex during the fiscal year ended December 31, 2012. No member of our Compensation Committee has ever been an executive officer or employee of ours. None of our officers currently serves, or has served during the last completed year, on the Compensation Committee or Board of Directors of any other entity that has one or more officers serving as a member of our Board of Directors or Compensation Committee. Prior to establishing the Compensation Committee, our full Board of Directors made decisions relating to compensation of our officers.

Compensation Committee Report

        The material in this report is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference in any filing of Trius under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

        The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis contained in this Information Statement. Based on this review and discussion,

the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Information Statement.

Compensation Committee Theodore R. Schroeder, Chair Nina Kjellson Paul Truex

Nominating and Corporate Governance Committee

        Our Nominating and Corporate Governance Committee is composed of Dr. Kabakoff, Ms. Kjellson and Dr. O'Leary. Ms. Kjellson serves as the chair of our Nominating and Corporate Governance Committee. Our Board of Directors has determined that each of the members of the Nominating and Corporate Governance Committee is independent as independence is currently defined in Rule 5605(a)(2) of the NASDAQ listing standards. The functions of the Nominating and Corporate Governance Committee include, among other things:

  •
  Identifying, reviewing and evaluating candidates to serve on our Board of Directors;

  •
  Determining the minimum qualifications for service on our Board of Directors;

  •
  Evaluating director performance on the Board of Directors and applicable committees of the Board of Directors;

  •
  Interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;

  •
  Considering nominations by stockholders of candidates for election to our Board of Directors;

  •
  Considering and assessing the independence of members of our Board of Directors;

  •
  Developing, as appropriate, a set of corporate governance principles, and reviewing and recommending to our Board of Directors any changes to such principles;

  •
  Periodically reviewing our policy statements to determine their adherence to our code of business conduct and ethics and considering any request by our directors or executive officers for a waiver from such code;

  •
  Reviewing the adequacy of its charter on an annual basis; and

  •
  Evaluating, at least annually, the performance of the Nominating and Corporate Governance Committee.

        Our Nominating and Corporate Governance Committee has adopted a written charter that is available to stockholders on the Company's website at investor.triusrx.com/governance.cfm.

        Our Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including the ability to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. Our Nominating and Corporate Governance Committee also intends to consider such factors as possessing relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to the affairs of Trius, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, our Nominating and Corporate Governance Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of our Board of Directors, our operating requirements and the long-term interests of stockholders. In conducting this assessment, our

Nominating and Corporate Governance Committee typically considers diversity, age, skills and such other factors as it deems appropriate given the current needs of our Board of Directors and Trius, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, our Nominating and Corporate Governance Committee reviews these directors' overall service to Trius during their terms, including the number of meetings attended, level of participation, quality of performance and any other relationships and transactions that might impair the directors' independence. In the case of new director candidates, our Nominating and Corporate Governance Committee also determines whether the nominee is independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. Our Nominating and Corporate Governance Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. Our Nominating and Corporate Governance Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of our Board of Directors. Our Nominating and Corporate Governance Committee meets to discuss and consider the candidates' qualifications and then selects a nominee for recommendation to our Board of Directors by majority vote.

        Our Nominating and Corporate Governance Committee will consider director candidates recommended by stockholders. Our Nominating and Corporate Governance Committee does not intend to alter the manner in which it evaluates candidates, including the minimum criteria set forth above, based on whether or not the candidate was recommended by a stockholder. Stockholders who wish to recommend individuals for consideration by our Nominating and Corporate Governance Committee to become nominees for election to our Board of Directors may do so by delivering a written recommendation to our Nominating and Corporate Governance Committee at the following address: 6310 Nancy Ridge Drive, Suite 105, San Diego, California 92121, no later than the close of business on the 90th day nor earlier than the 120th day prior to the first anniversary of the preceding year's annual meeting. Submissions must include the full name of the proposed nominee, a description of the proposed nominee's business experience for at least the previous five years, complete biographical information, a description of the proposed nominee's qualifications as a director and a representation that the nominating stockholder is a beneficial or record holder of our stock and has been a holder for at least one year. Additionally, stockholders who wish to recommend individuals for consideration by our Nominating and Corporate Governance Committee to become nominees for election to our Board of Directors must include in the submission, as to the stockholder giving the notice, the name and address of such stockholder, the class, series and number of our shares that are owned by such stockholder, and such other information as is specified in our Amended and Restated Bylaws. Any such submission must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director if elected. Stockholders who wish to recommend individuals for consideration by our Nominating and Corporate Governance Committee to become nominees for election to our Board of Directors should carefully review our Amended and Restated Bylaws for additional required information with respect to stockholder nominations of director candidates.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth certain information regarding the ownership of Trius' common stock as of July 30, 2013 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all executive officers and directors of Trius as a group; and (iv) all those known by Trius to be beneficial owners of more than 5% of its common stock. The table is based upon information supplied by our officers, directors and principal stockholders and a review of Schedules 13D and 13G, if any, filed with the SEC. Unless otherwise indicated in the footnotes to the table and subject to community property laws where applicable, we believe that each of the stockholders named in the table has sole voting and investment power with respect to the shares indicated as beneficially owned.

        Applicable percentages are based on 48,268,495 shares outstanding on July 30, 2013, adjusted as required by rules promulgated by the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of common stock issuable pursuant to the exercise of stock options, warrants or other rights that are either immediately exercisable or exercisable on September 28, 2013, which is 60 days after July 30, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding those options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Holders
InterWest Partners IX, LP(1)	3,548,643	7.4%
2710 Sand Hill Road, Second Floor
Menlo Park, CA 94025
Versant Venture Capital III, L.P. and its affiliates(2)	3,235,839	6.7%
3000 Sand Hill Road, Building 4, Suite 210
Menlo Park, CA 94025
Prism Venture Partners V, L.P. and its affiliates(3)	2,958,230	6.1%
117 Kendrick Street, Suite 200
Needham, MA 02494
Wellington Management Company, LLP(4)	2,738,276	5.7%
280 Congress Street
Boston, MA 02210
Directors and Executive Officers
Nina Kjellson(5)	3,598,945	7.4%
Brian G. Atwood(6)	3,286,141	6.8%
Brendan O'Leary, Ph.D.(7)	3,020,532	6.3%
Jeffrey Stein, Ph.D.(8)	758,065	1.6%
John Finn, Ph.D.(9)	345,756	*	%
John P. Schmid(10)	257,204	*	%
Philippe Prokocimer, M.D.(11)	202,032	*	%
David S. Kabakoff, Ph.D.(12)	172,366	*	%
J. Craig Thompson(13)	150,718	*	%
Karin Eastham(14)	69,828	*	%
Paul Truex(15)	64,673	*	%
Theodore R. Schroeder(16)	55,171	*	%
Seth H. Z. Fischer(17)	4,999	*	%
All directors and executive officers as a group (17 persons)(18)	12,313,443	24.6%

*
Represents beneficial ownership of less than one percent.

(1)
Bruce A. Cleveland, Philip T. Gianos, W. Stephen Holmes, Nina Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky and Douglas A. Pepper share voting and investment authority over the shares held by InterWest Partners IX, LP.

(2)
Includes 3,216,842 shares held by Versant Venture Capital III, L.P. and 18,997 shares held by Versant Side Fund III, L.P. Brian G. Atwood, Ross A. Jaffe, M.D., Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden, and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P.

(3)
Includes 2,032,600 shares held by Prism Venture Partners V, L.P. and 925,630 shares held by Prism Venture Partners V-A, L.P. James A. Counihan, Brendan O'Leary and Steven J. Benson share voting and investment authority over the shares held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P.

(4)
Based on Schedule 13G filed by Wellington Management Company, LLP on February 14, 2013, reporting ownership as of December 31, 2012.

(5)
Includes the shares of capital stock held by InterWest Partners IX, LP and 50,302 shares that Ms. Kjellson has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options. Bruce A. Cleveland, Philip T. Gianos, W. Stephen Holmes, Ms. Kjellson, Gilbert H. Kliman, Khaled A. Nasr, Arnold L. Oronsky and Douglas A. Pepper share voting and investment authority over the shares held by InterWest Partners IX, LP. Ms. Kjellson disclaims beneficial ownership of the shares held by InterWest Partners IX, LP, except to the extent of her proportionate pecuniary interest in these shares.

(6)
Includes the shares of capital stock held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. and 50,302 shares that Mr. Atwood has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options. Brian G. Atwood, Ross A. Jaffe, M.D., Samuel D. Colella, Donald B. Milder, Rebecca B. Robertson, Bradley J. Bolzon, Ph.D., William J. Link, Ph.D., Charles M. Warden, and Barbara N. Lubash, as managing directors of Versant Ventures III, LLC, share voting and investment authority over the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P. Mr. Atwood disclaims beneficial ownership of the shares held by Versant Venture Capital III, L.P. and Versant Side Fund III, L.P., except to the extent of his proportionate pecuniary interest in these shares.

(7)
Includes the shares of capital stock held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P., 21,302 shares held by Dr. O'Leary and 41,000 shares that Dr. O'Leary has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options. James A. Counihan, Brendan O'Leary and Steven J. Benson share voting and investment authority over the shares held by Prism Venture Partners V, L.P. and Prism Venture Partners V-A, L.P. Dr. O'Leary disclaims beneficial ownership of the shares held by Prism Venture Partners V, L., except to the extent of his pro rata interest in these shares.

(8)
Includes 547,608 shares that Dr. Stein has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options and 210,457 shares held by the Jeff Stein and Catherine Naughton Revocable Trust.

(9)
Includes 176,745 shares that Dr. Finn has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options, 2,151 shares of common stock held by Dr. Finn and 166,860 shares of common stock held by the John and Deborah Finn Trust.

(10)
Includes 107,639 shares held by Mr. Schmid and 149,565 shares that Mr. Schmid has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options.

(11)
Includes 82,022 shares of common stock held by the Philippe and Maria Prokocimer Family Trust, 10,865 shares held by Dr. Prokocimer and 109,145 shares that Dr. Prokocimer has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options.

(12)
Includes 106,081 shares held by the David S. & Susan O. Kabakoff Family Trust, 61,000 shares that Dr. Kabakoff has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options and 5,285 shares held by Strategy Advisors, LLC Defined Benefit Plan.

(13)
Includes 1,344 shares held by Mr. Thompson and 149,374 shares that Mr. Thompson has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options.

(14)
Includes 12,114 shares held by the Karin Eastham Defined Benefit Plan, 6,000 shares held by Ms. Eastham and 51,714 shares that Ms. Eastham has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options, 727 unvested shares of which are subject to a right of repurchase in our favor as of July 30, 2013.

(15)
Includes 11,270 shares held by the 2005 Truex Family Trust u/d/t April 20, 2005 and 53,403 shares that Mr. Truex has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options.

(16)
Includes 55,171 shares that Mr. Schroeder has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options, 945 unvested shares of which are subject to a right of repurchase in our favor as of July 30, 2013.

(17)
Includes 4,999 shares that Mr. Fischer has the right to acquire from us within 60 days of July 30, 2013 pursuant to the exercise of stock options. Mr. Fischer was appointed to our Board of Directors on April 3, 2013.

(18)
Includes 1,718,905 shares subject to options that will be exercisable within 60 days of July 30, 2013 pursuant to the exercise of stock options, 1,672 unvested shares of which are subject to a right of repurchase in our favor as of July 30, 2013.

Section 16(a) Beneficial Ownership Reporting Compliance

        Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish Trius with copies of all Section 16(a) forms they file.

        To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2012, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

        This Compensation Discussion and Analysis explains our compensation philosophy, policies and practices with respect to our named executive officers, as well as our other executive officers. Our Board of Directors has delegated responsibility for creating and reviewing the compensation of our executive officers to the Compensation Committee of our Board of Directors, which is composed entirely of independent directors. The role of the Compensation Committee is to oversee our compensation and benefit plans and policies, to administer our equity incentive plans and to review and make recommendations to our Board of Directors, generally on an annual basis, regarding all compensation decisions for our executive officers.

Compensation Objectives

        We believe in providing a competitive total compensation package to our executive management team through a combination of base salary, annual cash bonuses, grants under our long-term equity incentive compensation plan, severance and change of control benefits and broad-based benefits programs. Our executive compensation programs are designed to achieve the following objectives:

  •
  Attract and retain talented and experienced executives;

  •
  Motivate and reward executives whose knowledge, skills and performance are critical to our success;

  •
  Align the interests of our executive officers and stockholders by motivating executive officers to increase stockholder value and rewarding executive officers when stockholder value increases;

  •
  Provide a competitive compensation package in which total compensation is primarily determined by company and individual results and the creation of stockholder value;

  •
  Ensure fairness among the executive management team by recognizing the contributions each executive makes to our success; and

  •
  Compensate our executives to manage our business to meet our long-term objectives.

        More generally, we believe it is important that our executive compensation programs place significant emphasis on pay-for-performance and encourage the achievement of both near-term and long-term objectives in a way that is aligned with the interests of our stockholders. For that reason, our executive compensation can be highly variable, and is heavily influenced by our achievement of corporate goals and the performance of our stock price over time. For example, cash bonus awards to our named executive officers are determined primarily based on our achievement of corporate goals for the applicable year. With respect to equity-based compensation, because we rely on stock options with time-based vesting, and not restricted stock, our named executive officers will only benefit from these equity-based awards if our stock price increases over an extended period following the date of the award. Overall, we believe our cash and equity-based compensation programs provide appropriate incentives for the achievement of both near-term and long-term business objectives.

        In addition, the Compensation Committee evaluates both performance and compensation to make sure that the compensation provided to executives remains competitive as compared to compensation paid by companies of similar size and stage of development operating in the pharmaceutical industry, taking into account our relative performance and our own strategic objectives.

Setting Executive Compensation

        When setting executive compensation, our Compensation Committee and Board of Directors consider our overall company performance, including our progress towards our research and development goals. They also consider compensation paid by similarly situated biotechnology companies. As part of this process, our Compensation Committee conducts an annual review of the aggregate level of our executive compensation, as well as the mix of elements used to compensate our executive officers.

Compensation Benchmarking and Peer Group

        In 2012, our Compensation Committee retained the services of Radford, an independent executive compensation consultant, to review and provide comparative data on the base salary, bonus, equity compensation and total direct compensation of our executive officers as compared against 19 public biotechnology companies at similar stages of clinical development, with generally fewer than 100 employees, with market capitalizations of between $100 million to $600 million, that are located on the west coast and in other biotechnology hubs. Radford also assisted us with a similar review of our non-employee director compensation. Radford was retained by and reported directly to our Compensation Committee and did not provide any other services to us.

        The Compensation Committee has considered whether the work of Radford as a compensation consultant has raised any conflict of interest, taking into account the following factors: (i) the amount of fees from us paid to Radford as a percentage of the firm's total revenue; (ii) the provision of other services to us by Radford; (iii) Radford's policies and procedures that are designed to prevent conflicts of interest; (iv) any business or personal relationship of the individual compensation advisors with any member of the Compensation Committee; (v) any business or personal relationship of Radford or the individual compensation advisors employed by the firm with any of our executive officers; and (vi) any of our stock owned by the individual compensation advisors employed by the firm. Based on the above factors, the Compensation Committee has concluded that the work of Radford and the individual compensation advisors employed by Radford as compensation consultants to us has not created any conflict of interest. Going forward, the Compensation Committee intends to assess the independence of any of our compensation advisors consistent with applicable NASDAQ listing standards.

        The companies in the peer group were as follows:

• Affymax, Inc.	• MAP Pharmaceuticals, Inc.
• Anacor Pharmaceuticals, Inc.	• Neurocrine Biosciences, Inc.
• Anthera Pharmaceuticals, Inc.	• Omeros Corporation
• Ardea Biosciences, Inc.	• OncoGenex Pharmaceuticals, Inc.
• ArQule, Inc.	• Oncothyreon Inc.
• Astex Pharmaceuticals, Inc.	• Osiris Therapeutics, Inc.
• Depomed, Inc.	• Vanda Pharmaceuticals Inc.
• Dynavax Technologies Corporation	• Vical Incorporated
• Infinity Pharmaceuticals, Inc.	• ZIOPHARM Oncology, Inc.
• Ligand Pharmaceuticals, Inc.

        Based on previous recommendations of Radford, over the past several years, we have been focused on transitioning all elements of compensation to target the 50th percentile of our identified peer group by the end of 2012. Consistent with that goal, the Compensation Committee set 2012 base salary, total cash compensation and long-term compensation for our executive officers to target overall compensation at the 50th percentile of our 2012 peer group.

        In September 2012, our Compensation Committee, with the assistance of Radford, reviewed our peer group for purposes of setting 2013 compensation, and approved the following companies as our 2013 peer group:

• Anacor Pharmaceuticals, Inc.	• Omeros Corporation
• Anthera Pharmaceuticals, Inc.	• OncoGenex Pharmaceuticals, Inc.
• ArQule, Inc.	• Oncothyreon Inc.
• Astex Pharmaceuticals, Inc.	• Osiris Therapeutics, Inc.
• Cempra, Inc.	• Sunesis Pharmaceuticals, Inc.
• Depomed, Inc.	• Supernus Pharmaceuticals, Inc.
• Durata Therapeutics, Inc.	• Vanda Pharmaceuticals Inc.
• Infinity Pharmaceuticals, Inc.	• Vical Incorporated
• MAP Pharmaceuticals, Inc.	• ZIOPHARM Oncology, Inc.
• Neurocrine Biosciences, Inc.

        The 2013 peer group is comprised of 19 public biotechnology companies at similar stages of clinical development, with generally fewer than 150 employees, with market capitalizations of between $100 million to $600 million, that are located on the west coast and in other biotechnology hubs.

        For 2013, the Compensation Committee set base salary, total cash compensation and long-term compensation for our executive officers with the same goal of targeting overall compensation at the 50th percentile of our updated 2013 peer group.

        Our Compensation Committee generally believes that gathering appropriate benchmark information is an important part of our compensation-related decision-making process and while this exercise does not perfectly capture all the unique aspects of our business, it typically provides a solid foundation upon which to base executive compensation decisions. In addition, our Compensation Committee continues to consider performance, the changing roles and responsibilities of our executive officers and the expected future contributions of our executive officers, and has typically taken into account advice from other independent members of our Board of Directors.

Role of Chief Executive Officer in Compensation Decisions

        Our Chief Executive Officer typically evaluates the performance of other executive officers and employees on an annual basis and makes recommendations to the Compensation Committee with respect to annual salary adjustments, bonuses and annual stock option grants. Our Compensation Committee exercises its own discretion in recommending salary adjustments and discretionary cash and equity-based awards for all executive officers to our Board of Directors. Our Chief Executive Officer is not present during deliberations or voting with respect to compensation for the Chief Executive Officer.

Elements of Executive Compensation

        The compensation program for our executive officers consists principally of base salary, annual cash incentive compensation and long-term compensation in the form of stock options as well as severance protection through an executive severance benefit plan. Our compensation program has been weighted toward long-term compensation as opposed to short-term or cash-based compensation. If we achieve our corporate goals, we expect the equity awards held by our executives to be the major component of overall compensation. As discussed in more detail below, base salary is based primarily on market factors and annual cash incentive compensation is generally a performance-based cash bonus that is a percentage of base salary. The amount of cash compensation and the amount of equity awards granted to our executives are both considered in determining total compensation for our executive officers.

        Base Salary.    Base salaries for our executives are established based on the scope of their responsibilities and individual experience. Base salaries are reviewed annually, typically in connection with our annual performance review process, and adjusted from time to time to realign salaries with our targets within our peer group, after taking into account individual responsibilities, performance and experience. The Compensation Committee does not apply specific formulas to determine increases, although it has generally awarded increases as a percentage of an executive officer's then current base salary.

        Based upon the Compensation Committee's determination of the performance of our executive officers, individually and as a group, and our overall success, and consistent with the goal of targeting the 50th percentile of our peer group, in March 2012, our Compensation Committee recommended to the Board of Directors and the Board of Directors approved base salary adjustments for each of our executive officers, which were effective as of March 1, 2012. The adjusted 2012 base salaries for each named executive officer were as follows:

Name	Base Salary
Jeffrey Stein, Ph.D.	$431,000
John P. Schmid	$305,000
Philippe Prokocimer, M.D.	$350,000
J. Craig Thompson	$305,000
John Finn, Ph.D.	$305,000

        In March 2013, in connection with our annual performance review process, our Board of Directors, based on the recommendation of our Compensation Committee and again consistent with the goal of targeting the 50th percentile of our peer group, approved increases in base salary for our executive officers, effective as of February 25, 2013. The following table sets forth 2013 base salaries for our named executive officers.

Name	Base Salary
Jeffrey Stein, Ph.D.	$456,000
John P. Schmid	$320,000
Philippe Prokocimer, M.D.	$374,500
J. Craig Thompson	$314,150
John Finn, Ph.D.	$305,000

        Annual Cash Incentive Compensation.    In addition to base salaries, we believe that performance-based cash bonuses play an important role in providing appropriate incentives to our executives to achieve our strategic objectives. As part of our annual performance reviews, the Compensation Committee reviews and determines each executive officer's overall performance and our performance generally. Final determinations as to bonus levels are based on the Compensation Committee's assessment as to the overall performance of our company against established corporate goals and on the executive officer's individual performance.

        In March 2012, our Board of Directors, based on the recommendation of our Compensation Committee, approved our 2012 Executive Bonus Plan (the "2012 Bonus Plan"). Under the 2012 Bonus Plan, our executives were provided with the opportunity to earn bonus payments conditioned upon the achievement of specified corporate and individual goals. Under the 2012 Bonus Plan, each individual was assigned a target bonus opportunity, calculated as a percentage of that individual's 2012 base salary, based on the person's role and title in the company. In addition, the payout for all of our officers was calculated based on our achievement of corporate and individual goals during 2012, with each officer being assigned a corporate and individual goal weighting.

        Under the 2012 Bonus Plan, the target bonus opportunity as a percentage of 2012 base salary and corporate and individual goal weighting for each of our named executive officers was as follows:

Name	Title	Target Bonus	Corporate	Individual
Jeffrey Stein, Ph.D.	Chief Executive Officer	65%	100%	0%
John P. Schmid	Chief Financial Officer	40%	75%	25%
Philippe Prokocimer, M.D.	Chief Medical Officer	40%	75%	25%
J. Craig Thompson	Chief Commercial Officer	40%	75%	25%
John Finn, Ph.D.	Chief Scientific Officer	40%	75%	25%

        The details of our 2012 corporate goals were as follows:

Corporate Goal	Weighting
Complete enrollment of 113 Phase 3 study and initiate all supportive studies for planned 2013 NDA filing	40%
Support tedizolid development, indication expansion and commercialization through appropriate financing and/or partnering activities	35%
Complete all IND enabling studies for Gyrase B clinical candidate	15%
Stay on or ahead of 2012 financial plan	10%

        In March 2013, our Board of Directors, based on the recommendation of our Compensation Committee, approved 2012 incentive cash bonus payments under the 2012 Bonus Plan based on the assessment of both corporate and individual performance during 2012 discussed above. The 2012 cash bonuses under the 2012 Bonus Plan approved for each of our named executive officers were as follows:

Name	2012 Cash Bonus
Jeffrey Stein, Ph.D.	$224,120
John P. Schmid	$103,700
Philippe Prokocimer, M.D.	$140,000	(1)
J. Craig Thompson	$103,700
John Finn, Ph.D.	$88,450

(1)
Includes a one-time discretionary bonus in the amount of $21,000 in recognition of Dr. Prokocimer's extraordinary achievements relating to the ESTABLISH 2 trial of tedizolid phosphate and other clinical trial matters during 2012.

        These bonuses represent the Compensation Committee's approval of an overall 2012 corporate goal achievement level of 80%. Achievement of individual goals for 2012 was based on the Compensation Committee's subjective assessment of each executive officer's performance against their applicable goals.

        Also in March 2013, our Board of Directors, based on the recommendation of our Compensation Committee, approved our 2013 Executive Bonus Plan (the "2013 Bonus Plan"). Under the 2013 Bonus Plan, our executives are again provided with the opportunity to earn bonus payments conditioned upon the achievement of specified corporate and individual goals. Under the 2013 Bonus Plan, each individual is assigned a target bonus opportunity, calculated as a percentage of that individual's 2013 base salary, based on the person's role and title in the company. In addition, the payout for all of our officers is calculated based on our achievement of corporate and individual goals during 2013, with each officer being assigned a corporate and individual goal weighting.

        Under the 2013 Bonus Plan, the target bonus opportunity as a percentage of 2013 base salary and corporate and individual goal weighting for each of our named executive officers is as follows:

Name	Title	Target Bonus	Corporate	Individual
Jeffrey Stein, Ph.D.	Chief Executive Officer	65%	100%	0%
John P. Schmid	Chief Financial Officer	40%	75%	25%
Philippe Prokocimer, M.D.	Chief Medical Officer	40%	75%	25%
J. Craig Thompson	Chief Commercial Officer	40%	75%	25%
John Finn, Ph.D.	Chief Scientific Officer	40%	75%	25%

        The details of our 2013 corporate goals are as follows:

Corporate Goal	Weighting
File tedizolid phosphate NDA for ABSSSI	45%
Support product pipeline development and commercialization through appropriate funding and/or partnering activities	20%
Implement pre-commercial activities to prepare for timely launch of tedizolid phosphate in the United States	10%
Initiate tedizolid phosphate Phase 3 lung study	15%
Initiate all IND enabling GLP studies for Gyrase clinical candidate	10%

        Achievement of individual goals for 2013 will be based on a subjective assessment of each executive officer's performance against their applicable goals over the course of the year.

        Long-term Incentive Program.    We believe that by providing our executives the opportunity to increase their ownership of our stock, the best interests of stockholders and executives will be more aligned and we will encourage long-term performance. The stock awards enable our executive officers to benefit from the appreciation of stockholder value, while personally participating in the risks of business setbacks. Our equity benefit plans have provided our executive officers the primary means to acquire equity or equity-linked interests in Trius.

        We grant equity awards primarily through our 2010 Equity Incentive Plan (as amended, the "2010 Plan"), which was adopted by our Board of Directors and stockholders to permit the grant of stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards and other stock awards to our officers, directors, employees and consultants.

        In March 2013, our Board of Directors, based on the recommendation of our Compensation Committee, approved the grant of stock options under our 2010 Plan to our named executive officers in the amounts indicated below:

Name	Stock Options
Jeffrey Stein, Ph.D.	275,000
John P. Schmid	140,000
Philippe Prokocimer, M.D.	150,000
J. Craig Thompson	125,000
John Finn, Ph.D.	80,000

        In determining the stock option grants, our Compensation Committee sought to set the equity compensation of our executive officers to be consistent with our philosophy of targeting our total executive compensation at the 50th percentile of our identified peer group, after taking into account individual responsibilities, performance and experience, and are intended to provide additional long-term retention incentive for the continuation of service of our executive officers.

        The exercise price of equity awards to our employees, consultants and directors is set at the closing price of our common stock as reported on NASDAQ on the date of grant of each award.

        In general, option grants made in connection with commencement of employment vest over four years, with one quarter of the shares subject to the stock option vesting on the one-year anniversary of the vesting commencement date and the remaining shares vesting in equal monthly installments thereafter over three years, and option grants made in connection with our annual performance review process vest in equal monthly installments over four years. All of our stock options granted prior to our initial public offering, with the exception of stock options held by Dr. Stein, are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until fully vested. None of our stock options granted after our initial public offering are exercisable prior to the date they are fully vested.

All options have a 10-year term. Additional information regarding accelerated vesting prior to, upon or following a change in control is discussed below under "Post Employment Compensation." We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and we have not made equity grants in connection with the release or withholding of material non-public information. Equity grants to executive officers are recommended by our Compensation Committee to the full Board of Directors. In making that recommendation to the full Board of Directors, our Compensation Committee considers the recommendations of our Chief Executive Officer for officers other than himself.

        Severance and Change in Control Benefits.    Our executive officers, who are designated below under "Summary Compensation Table," are entitled to certain severance and change in control benefits, the terms of which are described below under "Post Employment Compensation." We believe these severance and change in control benefits are an essential element of our overall executive compensation package and assist us in recruiting and retaining talented individuals and aligning the executives' interests with the best interests of the stockholders.

        Other Compensation.    In addition, consistent with our compensation philosophy, we intend to continue to maintain the current benefits for our executive officers, which are also available to all of our other employees; however, our Compensation Committee, in its discretion, may in the future revise, amend or add to the benefits of any executive officer if it deems it advisable.

        Deductibility of Compensation under Section 162(m).    Section 162(m) of the Code limits our deduction for federal income tax purposes to not more than $1.0 million of compensation paid to certain executive officers in a calendar year. Compensation above $1.0 million may be deducted if it is "performance-based compensation." The Compensation Committee has not yet established a policy for determining which forms of incentive compensation awarded to our executive officers will be designed to qualify as "performance-based compensation." To maintain flexibility in compensating our executive officers in a manner designed to promote our objectives, the Compensation Committee has not adopted a policy that requires all compensation to be deductible. However, the Compensation Committee intends to evaluate the effects of the compensation limits of Section 162(m) on any compensation it proposes to grant, and the Compensation Committee intends to provide future compensation in a manner consistent with the best interests of our stockholders.

 EXECUTIVE COMPENSATION
Summary Compensation Table

        The following table provides information regarding the compensation earned during the years ended December 31, 2012, 2011 and 2010 by our named executive officers.

Name and Principal Position	Year	Salary	Bonus		Option Awards(1)	Non-Equity Incentive Plan Compensation			Other		Total
Jeffrey Stein, Ph.D.	2012	$427,102	$—		$785,625		$224,120	(6)	$252	(3)	$1,437,099
President and	2011	$410,000	$175,275	(5)	$230,256	$			$1,888	(3)	$817,419
Chief Executive Officer	2010	$320,817	$182,000	(2)	$222,482	$			$450	(3)	$725,749
John P. Schmid	2012	$299,432	$—		$267,112		$103,700	(6)	$248	(3)	$670,492
Chief Financial Officer	2011	$275,000	$79,406	(5)	$120,015	$			$630	(3)	$475,051
	2010	$253,125	$100,000	(2)	$51,636	$			$—		$404,761
Philippe Prokocimer, M.D.	2012	$346,288	$21,000	(7)	$282,825		$119,000	(6)	$252	(3)	$769,365
Chief Medical Officer	2011	$330,000	$79,406	(5)	$57,898	$			$687	(3)	$467,991
	2010	$321,250	$80,000	(2)	$27,173	$			$—		$428,423
J. Craig Thompson	2012	$302,216	$—		$282,825		$103,700	(6)	$2,051	(3)	$690,792
Chief Commercial Officer	2011	$277,917	$133,738	(5)(8)	$104,903	$			$227,050	(4)	$743,608
John Finn, Ph.D.	2012	$301,288	$—		$298,537		$88,450	(6)	$250	(3)	$688,525
Chief Scientific Officer	2011	$285,000	$64,125	(5)	$84,776	$			$653	(3)	$434,554
	2010	$271,875	$91,000	(2)	$55,223	$			$—		$418,098

(1)
Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts represent the aggregate grant date fair value of stock option awards determined in accordance with FASB ASC Topic 718. The valuation assumptions used in determining 2012 and 2011 amounts are described in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 10 to our financial statements included in our Annual Reports on Form 10-K for the fiscal years ended December 31, 2012, 2011, and 2010. Our named executive officers will only realize compensation to the extent the trading price of our common stock is greater than the exercise price of such stock options.

(2)
As a result of our initial public offering process, the Compensation Committee delayed the award of discretionary bonuses for 2009. Accordingly, the incentive cash bonuses granted to each of our executive officers in November 2010 consisted of a 2009-10 bonus designed to compensate each executive officer for his or her performance and achievements during 2009 and 2010, and in some cases an additional one-time bonus in recognition of extraordinary services to our Company.

(3)
Represents a combination of tax gross-up on premiums for short-term and long-term disability insurance and/or the payment of a health insurance rebate to employees who were not enrolled in Trius' group health insurance plan.

(4)
Represents $224,735 paid to Mr. Thompson for relocation expenses, $665 for a tax gross-up on premiums for short-term and long-term disability insurance, and $1,650 represents the payment of a health insurance rebate to employees who were not enrolled in Trius' group health insurance plan.

(5)
These amounts represent bonuses earned during the 2011 fiscal year. Annual bonuses earned during a fiscal year are paid in the first quarter of the subsequent fiscal year.

(6)
These amounts represent bonuses earned during the 2012 fiscal year under the 2012 Executive Bonus Plan. Annual bonuses earned during a fiscal year are paid in the first quarter of the subsequent fiscal year.

(7)
This amount represents a one-time discretionary bonus in the amount of $21,000 in recognition of Dr. Prokocimer's extraordinary achievements relating to the ESTABLISH 2 trial of tedizolid phosphate and other clinical trial matters during 2012.

(8)
Included in Mr. Thompson's bonus is a one-time payment of $50,000 which was paid in connection with entering into his employment agreement with Trius in January 2011.

 Post Employment Compensation

        The amount of compensation payable to each named executive officer upon voluntary termination, involuntary termination without cause, resignation for good reason or termination following a change of control is shown below.

Payments Made Upon Termination

        Regardless of the manner in which a named executive officer's employment terminates, the named executive officer is entitled to receive amounts earned during his term of employment, including salary and unused vacation pay.

Potential Payment Under Executive Severance Benefit Plan

        In August 2011, we adopted an Executive Severance Benefit Plan (the "Severance Plan") providing for certain severance and change of control benefits, on terms recommended by the Compensation Committee, to the following executive officers of Trius:

  •
  Jeffrey Stein, Ph.D., Chief Executive Officer

  •
  John P. Schmid, Chief Financial Officer

  •
  Philippe Prokocimer, M.D., Chief Medical Officer

  •
  J. Craig Thompson, Chief Commercial Officer

  •
  Kenneth Bartizal, Ph.D., Chief Development Officer

  •
  John Finn, Ph.D., Chief Scientific Officer

        The Severance Plan provides for the payment of certain benefits to each eligible Severance Plan participant upon a termination by Trius without cause or resignation by the Severance Plan participant for good reason, both in connection with a change of control and not in connection with a change of control, and subject to the Severance Plan participant's effective release of claims and compliance with the other terms of the Severance Plan. In addition, to be eligible for the benefits under the Severance Plan, each participant must timely execute and return a participation agreement, in the form prescribed by the Severance Plan, pursuant to which the participant agrees to be bound by the terms of the Severance Plan. Under the Severance Plan, resignation for good reason is defined as a material reduction in the participant's compensation, duties, authority or responsibilities, or a relocation of the participant's place of employment by more than 50 miles without the participant's written consent, and cause is defined as a repeated failure to satisfactorily perform the participant's duties after notice and an opportunity to cure such failure, an act that materially injures our business, the commission of a felony or any crime involving fraud, dishonesty or moral turpitude that has inflicted or is likely to inflict a material injury to our business, or a material violation of the participant's proprietary information and inventions agreement. In addition, a change of control is defined generally as a transaction in which one person or a group acquires stock that, combined with stock previously owned, controls more than 50% of our value or voting power; a merger, consolidation or similar transaction in which the stockholders of the company immediately before the transaction do not own at least 50% of the outstanding securities following such transaction; the majority of the Board of Directors is replaced by persons whose appointment or election is not endorsed by a majority of the Board of Directors; a complete liquidation or dissolution of the company; or a sale, lease, license or other disposition of all or substantially all of our assets.

        The material benefits under the Severance Plan are summarized below:

Benefits payable for a covered termination not involving a change in control

Cash Payment
Executive Officer	Salary(1)	Bonus Payment Eligible	Extended Health Plan Benefits(3)	Vesting Acceleration(4)
Chief Executive Officer	12 months	Not applicable	12 months	6 months
Chief Financial Officer	6 months	Not applicable	6 months	Not applicable
Chief Medical Officer	6 months	Not applicable	6 months	Not applicable
Chief Commercial Officer	6 months	Not applicable	6 months	6 months
Chief Development Officer	6 months	Not applicable	6 months	Not applicable
Chief Scientific Officer	6 months	Not applicable	6 months	Not applicable

Benefits payable for a covered termination involving a change in control

	Cash Payment
Executive Officer	Salary(1)	Bonus Payment Eligible(2)	Extended Health Plan Benefits(3)	Vesting Acceleration(4)
Chief Executive Officer	18 months	Yes	18 months	100%
Chief Financial Officer	12 months	Yes	12 months	100%
Chief Medical Officer	12 months	Yes	12 months	100%
Chief Commercial Officer	12 months	Yes	12 months	100%
Chief Development Officer	12 months	Yes	12 months	100%
Chief Scientific Officer	12 months	Yes	12 months	100%

(1)
The Severance Plan provides for a lump-sum cash payment that is equal to the specified number of months of the officer's base salary.

(2)
The Severance Plan provides for a lump-sum cash payment of a pro-rated portion of the officer's target bonus based upon the amount of time served prior to the covered termination and during the officer's then-current bonus period.

(3)
The Severance Plan provides for the continuation of the participant's health, dental and vision plan benefits for the specified number of months following a covered termination and a deferral of COBRA coverage until such time as the extended coverage has terminated.

(4)
The Severance Plan provides for accelerated vesting of certain outstanding unvested stock options for the specified number of monthly vesting installments upon a covered termination.

        The Severance Plan supersedes any and all severance and change of control benefits eligible Severance Plan participants are entitled to pursuant to their existing employment agreements and offer letters with Trius and pursuant to any other agreement, plan, policy or practice maintained or entered into by Trius prior to the adoption of the Severance Plan.

        The following tables set forth potential payments payable to our named executive officers upon a termination of employment without cause or resignation for good reason or termination of employment without cause or resignation for good reason in connection with a change in control. Our Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable. The table below reflects amounts payable to our named executive officers assuming the termination occurred on, and their employment was terminated on, December 31, 2012:

	Upon Termination Without Cause or Resignation for Good Reason—No Change of Control(1)
Name	Salary	Continuation of Medical Benefits	Value of Accelerated Vesting	Total
Jeffrey Stein, Ph.D.	$431,000	$16,185	$1,180,569	$1,627,754
John P. Schmid	$152,500	$5,091	$—	$157,591
Philippe Prokocimer, M.D.	$175,000	$5,680	$—	$180,680
J. Craig Thompson	$152,500	$—	$43,500	$196,000
John Finn, Ph.D.	$152,500	$8,772	$—	$161,272

        The table below reflects amounts payable to our named executive officers assuming the termination occurred on, and their employment was terminated on, December 31, 2012 and a change of control also occurred on such date:

	Upon Termination Without Cause or Resignation for Good Reason—Change of Control(1)
Name	Salary	Bonus	Continuation of Medical Benefits	Value of Accelerated Vesting	Total
Jeffrey Stein, Ph.D.	$646,500	$280,150	$24,277	$1,257,636	$2,208,563
John P. Schmid	$305,000	$122,000	$10,183	$224,634	$661,817
Philippe Prokocimer, M.D.	$350,000	$140,000	$11,360	$127,912	$629,272
J. Craig Thompson	$305,000	$122,000	$—	$72,000	$499,000
John Finn, Ph.D.	$305,000	$122,000	$17,544	$415,406	$859,950

        In addition, in November 2012, the Compensation Committee approved the provision of 100% accelerated vesting of outstanding unvested stock options held by our senior vice presidents and vice presidents upon a termination by Trius without cause or resignation by such officers for good reason in connection with a change of control.

Grants of Plan-Based Awards

        All stock options granted to our named executive officers are incentive stock options, to the extent permissible under the Code. The exercise price per share of each stock option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our Board of Directors on the date of the grant. Prior to February 2010, all stock options listed below were granted under our 2006 Plan and all subsequent stock options have been granted under our 2010 Plan.

        The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for 2012.

	All Other Option Awards:
Name	Grant Date	Estimated Target Payout Under Non- Equity Incentive Plan Awards(4)	Number of Securities Underlying Options (#)(1)	Exercise or Base Price of Option Awards ($/share)(2)	Grant Date Fair Value of Option Awards ($)(3)
Jeffrey Stein, Ph.D.	3/8/2012	$280,150	250,000	$4.80	$785,625
John P. Schmid	3/8/2012	$122,000	85,000	$4.80	$267,112
Philippe Prokocimer, M.D.	3/8/2012	$140,000	90,000	$4.80	$282,825
J. Craig Thompson	3/8/2012	$122,000	90,000	$4.80	$282,825
John Finn, Ph.D.	3/8/2012	$122,000	95,000	$4.80	$298,538

(1)
The option vests in 48 successive equal monthly installments over the four year period beginning on March 8, 2012.

(2)
Represented the per share fair market value of our common stock, as determined by the closing market price of our common stock as quoted on the NASDAQ Global Market on the grant date.

(3)
Calculated in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions, see the section entitled "Stock-Based Compensation" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2012 and note 10 to our consolidated financial statements also included therein.

(4)
The amounts shown in this column represent the estimated target payout under our 2012 Bonus Plan and are based upon the assumption that each named executive officer achieved 100% of both their corporate and individual goals. The actual amount of incentive bonus earned by each named executive officer in 2012 is reported in the Summary Compensation Table.

 Outstanding Equity Awards at December 31, 2012

        The following table sets forth certain information regarding outstanding equity awards granted to our named executive officers that remain outstanding as of December 31, 2012.

	Option awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jeffrey Stein, Ph.D.	81,280		—	$0.52	3/20/2017	(1)
	156,976		—	$1.29	5/20/2018	(1)
	23,255		—	$1.29	1/8/2019	(1)
	7,558		—	$1.29	1/8/2019	(3)
	88,541		81,459	$3.50	11/2/2020	(6)
	30,000		—	$3.50	11/2/2020	(7)
	46,875		203,125	$4.80	3/7/2022	(6)
John P. Schmid	28,720		—	$1.29	5/20/2018	(2)
	5,813	(4)	—	$1.29	1/08/2019	(2)(8)
	2,325		—	$1.29	1/08/2019	(3)
	20,833		19,167	$3.50	11/2/2020	(6)
	35,000		—	$3.50	11/2/2020	(7)
	15,937		69,063	$4.80	3/7/2022	(6)
Philippe Prokocimer, M.D.	16,569		—	$1.29	5/20/2018	(2)
	1,744		—	$1.29	1/8/2019	(3)
	20,833		19,167	$3.50	11/2/2020	(6)
	10,000		—	$3.50	11/2/2020	(7)
	16,875		73,125	$4.80	3/7/2022	(6)
J. Craig Thompson	71,875		78,125	$4.30	1/9/2021	(2)
	16,875		73,125	$4.80	3/7/2022	(6)
John Finn, Ph.D.	35,813		—	$0.52	3/20/2017	(2)
	48,837		—	$1.29	5/20/2018	(2)
	5,813	(5)	—	$1.29	1/8/2019	(2)(8)
	2,325		—	$1.29	1/8/2019	(3)
	20,833		19,167	$3.50	11/2/2020	(6)
	10,000		—	$3.50	11/2/2020	(7)
	17,812		77,188	$4.80	3/7/2022	(6)

(1)
1/36th of the shares vest monthly after the vesting commencement date.

(2)
1/4th of the shares vest one year after the vesting commencement date; 1/48th of the shares vest monthly thereafter over the next three years.

(3)
All shares were vested on the grant date.

(4)
Includes 122 unvested shares in the aggregate.

(5)
Includes 122 unvested shares in the aggregate.

(6)
1/48th of the shares vest monthly over four years.

(7)
1/12th of the shares vest monthly over one year.

(8)
Stock options are exercisable at any time but, if exercised, are subject to a lapsing right of repurchase until fully vested.

Option Exercises and Stock Vested

        The following table shows certain information regarding option exercises and stock vested during 2012 with respect to our named executive officers.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Jeffrey Stein, Ph.D.	38,462	$176,925	—	$—
John P. Schmid	5,000	$19,150	—	$—
Philippe Prokocimer, M.D.	10,244	$47,088	—	$—
John Finn, Ph.D.	20,000	$92,400	—	$—

(1)
Represents shares issued upon early exercise of unvested options that are subject to a lapsing right of repurchase until fully vested.

(2)
The value realized on vesting is equal to the number of shares acquired on vesting multiplied by the closing market price as of the vesting date for each month through December 31, 2012.

Option Repricings

        We did not engage in any repricings or other modifications to any of our named executive officers' outstanding equity awards during the year ended December 31, 2012.

Pension Benefits

        None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us. Our Compensation Committee may elect to adopt qualified or non-qualified benefit plans in the future if it determines that doing so is in our best interests.

Nonqualified Deferred Compensation

        None of our named executive officers participate in or have account balances in nonqualified defined contribution plans or other nonqualified deferred compensation plans maintained by us. Our Compensation Committee may elect to provide our officers and other employees with non-qualified defined contribution or other nonqualified deferred compensation benefits in the future if it determines that doing so is in our best interests.

401(k) Plan

        We maintain a defined contribution employee retirement plan for our employees. The plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Code so that contributions to the 401(k) plan, and income earned on such contributions, are not taxable to participants until withdrawn or distributed from the 401(k) plan. The 401(k) plan provides that each participant may contribute up to 100% of his or her pre-tax compensation, up to a statutory limit, which was $17,000 for 2012. Participants who are at least 50 years old can also make "catch-up" contributions, which in 2012 was up to an additional $5,500 above the statutory limit. Under the 401(k) plan, each employee is fully vested in his or her deferred salary contributions. Employee contributions are held and invested by the plan's trustee. The 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any discretionary or matching contributions to the plan on behalf of participating employees.

NON-EMPLOYEE DIRECTOR COMPENSATION

        The following table sets forth in summary form information concerning the compensation that we paid or awarded during the year ended December 31, 2012 to each of our non-employee directors:

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)(2)(3)(4)	Total ($)
David S. Kabakoff, Ph.D.	$82,000	$82,723	$164,723
Brian G. Atwood	$42,000	$51,494	$93,494
Karin Eastham	$50,000	$82,565	$132,565
Nina Kjellson	$46,000	$51,494	$97,494
Brendan O'Leary, Ph.D.	$34,000	$71,296	$105,296
Michael Powell, Ph.D.(5)	$15,833	$25,555	$41,388
Theodore R. Schroeder	$42,000	$78,368	$120,368
Risa Stack, Ph.D.(6)	$34,000	$54,662	$88,662
Paul Truex	$38,000	$55,149	$93,149

(1)
Amounts shown in this column do not reflect dollar amounts actually received by our non-employee directors. Instead, these amounts reflect the dollar amount recognized for financial statement reporting purposes for the referenced fiscal year, in accordance with the provisions of FASB ASC Topic 718. Assumptions used in the calculation of these amounts are discussed in our Annual Report on Form 10-K for the year ended December 31, 2012 in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 10, Share-Based Compensation, of the Notes to our Financial Statements. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions.

(2)
The aggregate number of shares subject to each director's outstanding option awards as of December 31, 2012 was as follows: Dr. Kabakoff, 54,000 shares; Mr. Atwood, 45,302 shares; Ms. Eastham, 47,441 shares; Ms. Kjellson, 45,302 shares; Dr. O'Leary, 36,000 shares; Dr. Powell, 11,000 shares; Mr. Schroeder, 51,116 shares; Dr. Stack, 45,302 shares; Mr. Truex, 48,403 shares.

(3)
The full grant date fair value of the option awards shown above that were granted during fiscal 2012 is as follows: Dr. Kabakoff, $64,044; Mr. Atwood, $42,696; Ms. Eastham, $42,696; Ms. Kjellson, $42,696; Dr. O'Leary, $42,696; Dr. Powell, $0; Mr. Schroeder, $42,696; Dr. Stack, $42,696; Mr. Truex, $42,696.

(4)
Option awards vest in equal installments on a monthly basis over three years for initial stock option awards or chairperson initial stock option awards and over one year for annual stock option awards and chairperson annual stock option awards.

(5)
Dr. Powell served on the Board of Directors until May 2012.

(5)
Dr. Stack served on the Board of Directors until May 2013.

        We have reimbursed and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our Board of Directors and committees of the Board of Directors.

        In November 2009, our Board of Directors adopted a compensation program for our non-employee directors (the "Non-Employee Director Compensation Policy"). The Non-Employee

Director Compensation Policy was effective for all of our non-employee directors on the effective date of our initial public offering in August 2010. Pursuant to the Non-Employee Director Compensation Policy, each member of our Board of Directors who is not our employee receives the following cash compensation for Board of Director services, as applicable:

  •
  $30,000 per year for service as a Board of Director member, payable quarterly;

  •
  $12,000 per year for service as a member of the Audit Committee, $8,000 per year for service as a member of the Compensation Committee and $4,000 per year for service as a member of the corporate governance and nominating committee, each payable quarterly;

  •
  an additional $36,000 per year for service as Chairman of the Board, payable quarterly; and

  •
  an additional $8,000 per year for service as chair of the Audit Committee, an additional $4,000 per year for service as chair of the Compensation Committee and an additional $4,000 per year for service as chair of the Nominating and Corporate Governance Committee, payable quarterly.

        In addition, our non-employee directors receive initial and annual automatic, non-discretionary grants of nonqualified stock options under the terms and provisions of our Amended and Restated 2010 Non-Employee Directors' Stock Option Plan (as amended, the "2010 Directors' Plan").

        Each new non-employee director joining our Board of Directors is automatically granted a non-statutory stock option to purchase 24,000 shares of common stock with an exercise price equal to the then fair market value of our common stock under our 2010 Directors' Plan. On the date of each annual meeting of our stockholders, each non-employee director is also automatically granted a non-statutory stock option to purchase 12,000 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock under our 2010 Directors' Plan.

        In addition to the initial and annual grants, any person who becomes a chairperson of our Board of Directors is automatically granted a non-statutory stock option to purchase 12,000 shares of our common stock, upon his or her election as chairperson of our Board of Directors with an exercise price equal to the then fair market value of our common stock under our 2010 Directors' Plan. Any person who is a chairperson of our Board of Directors on the date of each annual meeting of our stockholders is also automatically granted a non-statutory stock option to purchase 6,000 shares of our common stock on that date with an exercise price equal to the then fair market value of our common stock under our 2010 Directors' Plan.

        Initial grants and chairperson initial grants vest monthly over three years and annual grants and chairperson annual grants vest in twelve equal monthly installments. All stock options granted under our 2010 Directors' Plan have a term of ten years and vesting automatically accelerates upon the closing of a change in control transaction.

        In March 2013, our Board of Directors met, and based upon the recommendations of the Compensation Committee and Radford, who based their recommendations on current market data for our peers, agreed to increase certain aspects of the compensation policy for non-employee directors noted above. Effective January 1, 2013, the $30,000 per year cash compensation for service as a non-employee Board of Director member was increased to $40,000 per year; the initial option grant for a new non-employee director joining our Board of Directors was increased from 24,000 shares to 30,000 shares; and the annual option grant for each non-employee director was increased from 12,000 shares to 15,000 shares. All other aspects of the compensation policy for non-employee directors remain the same.

 TRANSACTIONS WITH RELATED PERSONS

Policies and Procedures for Transactions with Related Persons

        We have adopted a written Related-Person Transactions Policy that sets forth our policies and procedures regarding the identification, review, consideration and oversight of "related-person transactions." For purposes of our policy only, a "related-person transaction" is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any "related person" are participants involving an amount that exceeds $120,000. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director or a holder of more than five percent of our common stock, including any of their immediate family members and any entity owned or controlled by such persons.

        Under the policy, where a transaction has been identified as a related-person transaction, management must present information regarding the proposed related-person transaction to our Audit Committee (or, where review by our Audit Committee would be inappropriate, to another independent body of our Board of Directors) for review. The presentation must include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available. To identify related-person transactions in advance, we rely on information supplied by our executive officers, directors and certain significant stockholders. In considering related-person transactions, our Audit Committee or other independent body of our Board of Directors takes into account the relevant available facts and circumstances including, but not limited to:

  •
  The risks, costs and benefits to us;

  •
  The impact on a director's independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

  •
  The terms of the transaction;

  •
  The availability of other sources for comparable services or products; and

  •
  The terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

        In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. Our policy requires that, in reviewing a related-person transaction, our Audit Committee or other independent body of our Board of Directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the best interests of us and our stockholders, as our Audit Committee or other independent body of our Board of Directors determines in the good faith exercise of its discretion. We did not previously have a formal policy concerning transactions with related persons.

Registration Rights

        In connection with our various preferred stock financings prior to our initial public offering, we entered into an amended and restated investor rights agreement under which our 5% or greater stockholders InterWest Partners IX, LP, Versant Venture Capital III, L.P. and its affiliates, Prism Venture Partners V, L.P. and its affiliates, and entities affiliated with Kleiner Perkins, Caufield & Byers hold registration rights. In addition, the David S. & Susan O. Kabakoff Family Trust dated 2/24/00 for which Dr. Kabakoff shares voting and investment power and the Jeff Stein and Catherine Naughton Revocable Trust, for which Dr. Stein has shared voting and investment power, are parties to the amended and restated investor rights agreement and hold registration rights.

Employment Agreements

        We have entered into an Executive Severance Benefit Plan with our executive officers, as more fully described under "Post Employment Compensation—Potential Payment Under Executive Severance Benefit Plan."

Stock Options Granted to Executive Officers and Directors

        We have granted stock options to our executive officers and directors, as more fully described under "Non-Employee Director Compensation" and "Executive Compensation" above.

Indemnification Agreements

        We have entered into separate indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our Amended and Restated Bylaws. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of their services as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

 ANNEX II

[LETTERHEAD OF CITIGROUP GLOBAL MARKETS INC.]

July 30, 2013

The Board of Directors
Trius Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 105
San Diego, California 92121

The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to holders of the common stock of Trius Therapeutics, Inc. ("Trius"), other than as specified herein, of the Consideration (defined below) to be received by such holders pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the "Agreement") proposed to be entered into among Cubist Pharmaceuticals, Inc. ("Cubist"), BRGO Corporation, a wholly owned subsidiary of Cubist ("Sub"), and Trius. As more fully described in the Agreement, (i) Sub will commence a tender offer to purchase all outstanding shares of the common stock, par value $0.0001 per share, of Trius ("Trius Common Stock" and, such tender offer, the "Tender Offer") for total per share consideration consisting of (a) $13.50 in cash payable upon consummation of the Tender Offer (the "Upfront Consideration") and (b) one contingent value right which will entitle the holder thereof to receive up to an additional $2.00 in cash payable contingent upon Trius achieving certain milestones with respect to its net product sales for the fiscal year ended December 31, 2016 as specified in the Agreement (the "CVR" and, together with the Upfront Consideration, the "Consideration") and (ii) subsequent to consummation of the Tender Offer, Sub will be merged with and into Trius (the "Merger" and, together with the Tender Offer, the "Transaction") and each outstanding share of Trius Common Stock not previously tendered will be converted into the right to receive the Consideration.

        In arriving at our opinion, we reviewed an execution version, provided to us on July 30, 2013, of the Agreement and form of Contingent Value Rights Agreement attached thereto and held discussions with certain senior officers, directors and other representatives and advisors of Trius concerning the business, operations and prospects of Trius. We reviewed certain publicly available business and financial information relating to Trius as well as certain financial forecasts and other information and data relating to Trius, including certain base case financial forecasts and sensitivities thereto reflecting alternative business scenarios, provided to or discussed with us by the management of Trius. We reviewed the financial terms of the Transaction as set forth in the Agreement in relation to, among other things: current and historical market prices and trading volumes of Trius Common Stock; the projected earnings and other operating data of Trius; and the capitalization and financial condition of Trius. We analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Trius. In connection with our engagement and at the direction of Trius, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of Trius. In addition to the foregoing, we conducted such other analyses and examinations and considered such other information and financial, economic and market criteria as we deemed appropriate in arriving at our opinion. The issuance of our opinion has been authorized by our fairness opinion committee.

        In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and upon the assurances of the managements of Trius and Cubist that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. With respect to the financial forecasts and other information

The Board of Directors
Trius Therapeutics, Inc.
July 30, 2013

and data provided to or otherwise reviewed by or discussed with us relating to Trius, we have been directed, based on the assessments of the management of Trius, to rely upon management's base case forecasts for purposes of our financial analyses and opinion and to assume, consistent with such base case forecasts and other information and data, that the CVR milestones will be fully achieved. We have been advised by the management of Trius and, with your consent, we have assumed that management's base case forecasts and other information and data relied upon for purposes of our financial analyses and opinion were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management as to the future financial performance of Trius. We have relied, with your consent, upon the assessments of the management of Trius as to (i) the potential impact on Trius of governmental and regulatory policies and matters affecting the pharmaceutical industry and (ii) the validity of, and risks associated with, the product candidates of Trius and related indications therefor (including, without limitation, the timing and probability of successful development and marketing of such product candidates and related indications, approval thereof by appropriate governmental authorities and the validity and life of patents relating thereto).

        We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Trius nor have we made any physical inspection of the properties or assets of Trius. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on Trius or the Transaction. Representatives of Trius have advised us, and we further have assumed, that the final terms of the Agreement (and form of Contingent Value Rights Agreement attached thereto) will not vary materially from those set forth in the execution version (or form thereof) reviewed by us.

        Our opinion does not address any terms (other than the Consideration to the extent expressly specified herein) or other aspects or implications of the Transaction, including, without limitation, the form or structure of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise or any tender and voting or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Transaction or otherwise. We were not requested to consider, and our opinion does not address, the underlying business decision of Trius to effect the Transaction, the relative merits of the Transaction as compared to any alternative business strategies or opportunities that might exist for Trius or the effect of any other transaction in which Trius might engage. We also express no view as to, and our opinion does not address, the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation to any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration or otherwise. In addition, we are not expressing any opinion as to the actual value of the CVR upon the issuance thereof or as to the prices at which Trius Common Stock will trade at any time. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof. As you are aware, the credit, financial and stock markets have been experiencing unusual volatility and we express no opinion or view as to any potential effects of such volatility on Trius or the Transaction.

        Citigroup Global Markets Inc. has acted as financial advisor to Trius in connection with the proposed Transaction and will receive a fee for such services, the principal portion of which is contingent upon consummation of the Tender Offer. We also will receive a fee in connection with the delivery of this opinion. We and our affiliates in the past have provided and in the future may provide

The Board of Directors
Trius Therapeutics, Inc.
July 30, 2013

investment banking and other financial services to Trius and Cubist unrelated to the proposed Transaction, for which services we and our affiliates have received and expect to receive compensation, including, during the past two years, having acted as joint bookrunning manager for public offerings of Trius Common Stock in January 2012 and January 2013. In the ordinary course of business, we and our affiliates may actively trade or hold the securities of Trius and Cubist for our own account or for the account of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Trius, Cubist and their respective affiliates.

        Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Trius (in its capacity as such) in its evaluation of the proposed Transaction, and our opinion is not intended to be and does not constitute a recommendation as to whether any stockholder should tender shares of Trius Common Stock in the Tender Offer or how any stockholder should act on any matters relating to the proposed Transaction or otherwise.

        Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Consideration to be received in the Transaction by holders of Trius Common Stock (other than Cubist, Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Citigroup Global Markets Inc.

CITIGROUP GLOBAL MARKETS INC.

 ANNEX III

[LETTERHEAD OF CENTERVIEW PARTNERS LLC]

Centerview Partners LLC 31 West 52nd Street New York, NY 10019
July 30, 2013

The Board of Directors
Trius Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 105
San Diego, California 92121

The Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the "Shares"), other than Excluded Shares, as defined below, of Trius Therapeutics, Inc., a Delaware corporation (the "Company"), of the Consideration (defined below) proposed to be paid to such holders pursuant to an Agreement and Plan of Merger to be entered into (the "Agreement") among the Company, Cubist Pharmaceuticals, Inc., a Delaware corporation ("Parent") and BRGO Corporation, a Delaware corporation and wholly owned subsidiary of Parent ("Purchaser"). The Agreement provides for, among other things, (i) the commencement by Purchaser of a tender offer to purchase all outstanding Shares (the "Tender Offer") for total per Share consideration consisting of (a) $13.50 in cash payable upon consummation of the Tender Offer (the "Upfront Consideration") and (b) one contingent value right which will entitle the holder thereof to receive up to an additional $2.00 in cash payable contingent upon the Company achieving certain milestones with respect to its net product sales for the fiscal year ended December 31, 2016 as specified in the Agreement (the "CVR" and, together with the Upfront Consideration, the "Consideration") and (ii) following completion of the Tender Offer, the merger of Purchaser with and into the Company (the "Merger" and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the "Transaction") as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than Dissenting Shares (as defined in the Agreement), any Shares held by the Company or in the Company's treasury and any Shares then held by Parent, Purchaser or any other wholly owned subsidiary of Parent (together with any Shares held by any affiliate of Parent or Purchaser, "Excluded Shares") will be converted into the right to receive the Consideration. The terms and conditions of the Transaction are more fully set forth in the Agreement.

        We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a principal portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

        We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have not provided investment banking services to the Company or Parent for which we have received compensation. We may provide investment banking and other services to or with respect to the Company, Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates' directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other

III-1

The Board of Directors
Trius Therapeutics, Inc.
July 30, 2013

persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

        In connection with this opinion, we have reviewed, among other things: (i) an execution version, dated July 30, 2013, of the Agreement and form of Contingent Value Rights Agreement attached thereto; (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2012, December 31, 2011 and December 31, 2010; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain financial forecasts and other internal information and data relating to the business, operations, projected earnings, cash flow, assets, liabilities and prospects of the Company, including certain base case financial forecasts, analyses and projections (the "Base Case Forecasts") relating to the Company and sensitivities thereto reflecting alternative business scenarios, prepared by management of the Company and furnished to us by the Company for purposes of our analysis (collectively, the "Forecasts" and, together with such other internal information and data, the "Internal Data"). We have conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data and the strategic rationale for the Transaction. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate. In connection with our engagement and at the direction of the Company, we were requested to approach, and we held discussions with, selected third parties to solicit indications of interest in the possible acquisition of the Company.

        We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. With respect to the Internal Data (including, without limitation, the Forecasts), we have been directed, based on the assessments of the management of the Company, to rely upon the Base Case Forecasts for purposes of our analysis and this opinion. In that regard, we have assumed, at your direction, that the Base Case Forecasts and other Internal Data that we have been directed to rely upon for purposes of our analysis and this opinion have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby. We express no view or opinion as to the Internal Data, the assumptions on which it is based or any alternative business scenarios reflected therein. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement (and form of Contingent Value Rights Agreement attached thereto) will not differ in any respect material to our analysis or this opinion from the execution version (or form thereof) reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental,

III-2

The Board of Directors
Trius Therapeutics, Inc.
July 30, 2013

regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

        We express no view as to, and our opinion does not address, the Company's underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we, express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any tender and voting or other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer, or to any stockholder of the Company or any other person as to how such stockholder or other person should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

        Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

        Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,
/s/ Centerview Partners LLC
CENTERVIEW PARTNERS LLC

III-3

ANNEX IV

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

§ 262. Appraisal rights

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

          (1)   Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the Surviving Corporation as provided in § 251(f) of this title.

          (2)   Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

            a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

            b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

            c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

            d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

          (3)   In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

          (4)   In the event of an amendment to a corporation's certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word "amendment" substituted for the words "merger or consolidation", and the word "corporation" substituted for the words "constituent corporation" and/or "surviving or resulting corporation".

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

          (1)   If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

          (2)   If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.